5/3

05010181

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bandai Co Ltd

*CURRENT ADDRESS

PROCESSED

AUG 04 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3919 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 8/3/05

Bandai

ARLS 3-31-05

Consolidated Results Financial Summary

(April 1, 2004 to March 31, 2005)

This document has been prepared as a guide to non-Japanese investors and contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of publication. A number of factors could cause actual results to differ materially from expectations. This document is a translation of the Japanese language original.

May 10, 2005

Financial Statements (Consolidated)

For the Year Ended March 31, 2005

BANDAI CO., LTD.		Stock Exchange:	Tokyo Stock Exchange (TSE)
Stock Code: 7967		Head office:	Tokyo, Japan
(URL: http://www.bandai.co.jp/)			
Representative:	Takeo Takasu President and Representative Director		
Person to contact:	Hiroshi Kawasaki General Manager, President Office		
Date of the Meeting of the Board of Directors for settlement of accounts:	May 10, 2005		
Adoption of U.S. G.A.A.P:	No.		

All data in millions of yen, rounded down, except dividends, per-share amounts and percents.

1. Business Results for the Year Ended March 31, 2005 (FY2005.3)

(1) Consolidated Operating Results

(In millions of yen, rounded down except where noted)

	Net Sales		Operating Income		Recurring Income	
Fiscal Year Ended March 31, 2005	269,945	2.6%	24,398	(11.8)%	25,723	(5.5)%
Fiscal Year Ended March 31, 2004	263,174	7.4%	27,651	6.9%	27,221	3.0%

	Net Income		Net Income Per Share	Fully Diluted Earnings Per Share
Fiscal Year Ended March 31, 2005	11,225	(21.0)%	111.13 yen	110.99 yen
Fiscal Year Ended March 31, 2004	14,206	12.2%	142.28 yen	141.95 yen

	Return on Equity (ROE)	Return on Assets (ROA)	Return on Sales
Fiscal Year Ended March 31, 2005	8.9%	11.0%	9.5%
Fiscal Year Ended March 31, 2004	12.0%	12.0%	10.3%

Notes:
1) Profit or loss from investments in subsidiaries and affiliates accounted for by the equity method:
   - Fiscal Year ended March 31, 2005: (24) million yen
   - Fiscal year ended March 31, 2004: (838) million yen
2) Average number of outstanding shares during the fiscal year (Consolidated):
   - Fiscal Year ended March 31, 2005: 98,552,426 shares
   - Fiscal year ended March 31, 2004: 98,027,025 shares
3) Changes in accounting procedure: Yes
4) All percentages represent changes compared to the prior fiscal tear.

(2) Consolidated Financial Position

(In millions of yen, rounded down except where noted)

	Total Assets	Stockholders' Equity	Equity Ratio	Equity Per Share
Fiscal Year Ended March 31, 2005	240,290	131,750	54.8%	1,333.06 yen
Fiscal Year Ended March 31, 2004	228,075	121,068	53.1%	1,227.16 yen

Note Total number of issued shares at the end of the fiscal year (Consolidated):
Fiscal year ended March 31, 2005: 98,628,311 shares
Fiscal year ended March 31, 2004: 98,445,809 shares

(3) Consolidated statement of cash flows

(In millions of yen, rounded down)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of the year
Fiscal Year Ended March 31, 2005	14,839	(10,153)	1,212	88,517
Fiscal Year Ended March 31, 2004	20,032	(9,830)	(10,885)	82,193

(4) Matters concerning the extent of consolidation and companies as to investments in which the equity method of accounting has been carried out:

- Number of consolidated subsidiaries: 31
- Number of non-consolidated subsidiaries as to investments in which the equity method of accounting has been carried out: .... -
- Number of affiliated companies as to investments in which the equity method of accounting has been carried out: 3

(5) Changes of the extent of consolidation and companies as to investments in which the equity method of accounting has been carried out:

- Consolidated subsidiaries: (Newly included) 1
  (Excluded) -
- Companies as to investments in which the equity method of accounting has been carried out:
  (Newly included) -
  (Excluded) -

2. Fiscal Year 2005 Full Year Projections (April 1, 2005 - March 31, 2006)(FY2006.3)

(In millions of yen, rounded down)

	Net Sales	Recurring Income	Net Income
Interim Period Ending September 30, 2005	131,000	10,000	4,500
Fiscal Year Ending March 31, 2006	285,000	30,000	15,500

For reference: Projected net income per share for fiscal year 2005 (full year): 154.51 yen

*1 "Caution Relating to Results Projections"
The above projections are based on the information available to management at the time they were made, and estimates involving uncertain factors thought likely to have an effect on future results. As such, they include various risks and uncertainties. Actual results can differ materially from these projections for a variety of reasons. As for the matters relating to the above projections and estimates therefor, please refer to page 21 hereof.

*2 As described on pp.48 – 50, the Company has agreed with NAMCO LIMITED to integrate management by establishing a joint holding company as of September 29, 2005. The above projections represent those of Bandai Co., Ltd. The projections of consolidated operating results of the joint holding company will be publicized hereafter.

I. Information on the Bandai Group

The Bandai Group of Companies (the "Group") consists of Bandai Co., Ltd., as well as 50 subsidiaries and 7 affiliated companies. The Group's main business areas include the manufacture and sale of toys and models, candy toys, toys for vending machines, cards, apparel, household goods, stationery, game software and amusement equipment, based on the Group's core character-merchandising business, as well as the production and sale of DVD and video software and other visual and musical works and network content, etc. The Group is also engaged in distribution, planning, development and other services related to the above areas of business.

The Group is structured as outlined below. The business categories shown below are the same as those used in the Information by Business Area.

Business Area	Sales category	Region	Major companies
Toys & Hobby	Toys, candy toys, toys for vending machines, cards, models, etc.	Domestic	Bandai Co., Ltd. (the Company), Banpresto Co., Ltd., Popy Co., Ltd., Seeds Co., Ltd., Plex Co., Ltd., Sunlink Co., Ltd., Megahouse Corp., Palbox Co., Ltd.*2, Happinet Corp. and 2 other companies (11 companies in total)
		Overseas	Bandai America Inc., Bandai S.A., Bandai U.K. Ltd., Bandai Espana S.A., Bandai (H.K.) Co., Ltd., Bandai Korea Co., Ltd., BHK Trading Ltd., Bandai Industrial Co., Ltd., and 5 other companies (including one company *1) (13 companies in total)
Life-style	Apparel, household goods, stationery, etc.	Domestic	Bandai Co., Ltd. (the Company), Seika Co., Ltd. and Tohato Inc. (3 companies in total)
Amusement	Amusement equipment, prizes for amusement equipment, management of amusement facilities, etc.	Domestic	Banpresto Co., Ltd., Banwave Co., Ltd.*3, Pleasure Cast Co., Ltd., Banpocket Co., Ltd.*3 and Hanayashiki Co., Ltd. (5 companies in total)
		Overseas	Banpresto (H.K.) Ltd. (1 company in total)
Video Game Software	Game software for home game machines and portable game machines, etc.	Domestic	Bandai Co., Ltd. (the Company), Banpresto Co., Ltd., Bec Co., Ltd., Banpresoft Co., Ltd., Happinet Corp. and 1 other company (6 companies in total)
		Overseas	Bandai America Inc. and Bandai S.A. and 1 other company (3 companies in total)
Visual	Visual works, Visual software, etc.	Domestic	Bandai Visual Co., Ltd., Sunrise Inc. and 1 other company (3 companies in total)
		Overseas	Bandai Entertainment Inc. and 3 other companies (4 companies in total)
Networks	Mobile phone contents, on-demand video distribution, on-line game, etc.	Domestic	Bandai Networks Co., Ltd., Bandai Channel Co., Ltd. and 3 other companies (including one company *1) (5 companies in total)
Other	Transportation and warehousing of products, leasing, real estate management, printing, licensing, etc.	Domestic	Banalex Corp., Bandai Logipal Inc., Artpresto Co., Ltd., Sotsu Agency Co., Ltd. and 5 other companies (9 companies in total)
		Overseas	2 companies (2 company in total)

*1 In process of liquidation as of March 31, 2005.
*2 Palbox Co., Ltd. adopted a resolution for winding-up on March 31, 2005.
*3 Banwave Co., Ltd. merged with Banpocket Co., Ltd. as of March 31, 2005 and changed its trade name to Banpresto Sales Co., Ltd. as of April 1, 2005.
*4 The number of companies engaged in each business area is obtained by counting companies engaged in one or more business areas as many times.

Business Organization


Business
Companies Engaged in Planning and Creation (Development)
Companies Engaged in Production
Companies Engaged in Manufacture and Sales
Companies Engaged in Sales and Facility Management
Toys & Hobby
<Japan>
Plex Co., Ltd.
Seeds Co., Ltd.
Bandai Co., Ltd. (the Company)
Megahouse Corp.
Palbox Co., Ltd.
Popy Co., Ltd.
Sunlink Co., Ltd.
Happinet Corp.※
<America>
Bandai America Inc.
<Europe>
Bandai S.A.
Bandai U.K. Ltd.
Bandai Espana S.A.
<Asia>
Bandai (H.K.) Co., Ltd.
BHK Trading Ltd.
Bandai Industrial Co., Ltd.
Bandai Korea Co., Ltd.
Life-style
<Japan>
Seika Co., Ltd.
Tohato Inc. ※
Amusement
<Japan>
Banpresto Co., Ltd.
Banwave Co., Ltd.
Pleasure Cast Co., Ltd.
Banpocket Co., Ltd.
Hanayashiki Co., Ltd.
<Asia>
Banpresto (H.K.) Co., Ltd.
Video Game Software
<Japan>
Bec Co., Ltd.
Banpresoft Co., Ltd.
Visual
<Japan>
Sunrise Inc.
Bandai Visual Co., Ltd
<America>
Bandai Entertainment Inc.
Networks
<Japan>
Bandai Networks Co., Ltd.
Bandai Channel Co., Ltd.
Other
<Japan>
Bandai Logipal Inc.
Banalex Corp.
Artpresto Co., Ltd.
Sotsu Agency Co., Ltd.※
Customers and Consumers

Note: No mark Consolidated subsidiaries
※. Associated companies accounted for by the equity method.
→ Products and Services

(Note) Associated companies that belong under the "Other Area" provide various services to the Group companies.

Associated Companies (Subsidiaries and Affiliated Companies)

Name	Address	Capital or Investment in Capital (In millions of yen, rounded down - except where noted)	Main Business	% of Voting Rights or Equity Owned by Bandai	Description of Relationship	Note
(Consolidated subsidiaries)						
Bandai Visual Co., Ltd.	Minato-ku, Tokyo	2,182	Visual	63.2 (0.8)	Planning, creation and sale of visual software, etc. A: 0 B: 0	5,7
Banpresto Co., Ltd.	Taito-ku, Tokyo	3,020	Amusement, Video Game Software & Toys & Hobby	52.3 (0.1)	Manufacture and sale of game software and amusement equipment, etc. A: 0 B: 0	4,5,6
Megahouse Corp.	Taito-ku, Tokyo	920	Toys & Hobby	100.0	Selling products, etc. to Bandai. A: 2 B: 1	
Palbox Co., Ltd.	Taito-ku, Tokyo	800	Toys & Hobby	100.0	Planning, development and marketing of toys. A: 3 B: 3	10
Popy Co., Ltd.	Taito-ku, Tokyo	800	Toys & Hobby	100.0	Mainly purchasing components from Bandai. A: 3 B: 3	
Sunrise Inc.	Suginami-ku, Tokyo	39	Visual	99.4 (7.6)	Planning and creation of animation. A: 2 B: 1	
Bandai Networks Co., Ltd.	Chiyoda-ku, Tokyo	1,113	Networks	69.8	Mobile content distribution services A: 1 B: 0	5, 8
Seika Co., Ltd.	Chiyoda-ku, Tokyo	205	Life-style	58.6	Planning, development and sales of stationery and miscellaneous goods. A: 3 B: 2	
Bandai Logipal Inc.	Katsushika-ku, Tokyo	1,424	Other Business	44.7	Mainly transportation and warehousing of Bandai's products. A: 0 B: 0	3,5,8
Banalex Corp.	Taito-ku, Tokyo	1,305	Other Business	100.0	Leasing office equipment, etc. to Bandai, Banpresto Co., Ltd., etc. A: 3 B: 3	
Banwave Co., Ltd.	Taito-ku, Tokyo	200	Amusement	100.0 (100.0)	Purchasing for sale amusement equipment from Banpresto Co., Ltd.. A: 0 B: 0	
Bec Co., Ltd.	Nakano-ku, Tokyo	166	Video Game Software	100.0	Planning and development of Bandai's game software. A: 2 B: 1	
Banpresoft Co., Ltd.	Chuo-ku, Tokyo	200	Video Game Software	100.0 (100.0)	Planning and development of Banpresto's game software. A: 0 B: 0	

*Note: The value of 'A' represents the number of officers at the company in question who are also officers or employees of Bandai Co., Ltd. 'B' represents the number of officers of 'A' who are employed by Bandai Co., Ltd.

Name	Address	Capital or Investment in Capital (In millions of yen, rounded down - except where noted)	Main Business	% of Voting Rights or Equity Owned by Bandai	Description of Relationship	Note
Seeds Co., Ltd.	Shimotsuga-gun, Tochigi	100	Toys & Hobby	100.0	Mainly manufacture of Bandai's products A: 2 B: 1	
Plex Co., Ltd.	Chuo-ku, Tokyo	40	Toys & Hobby	100.0	Planning and development of Bandai's products A: 2 B: 1	
Artpresto Co., Ltd.	Taito-ku, Tokyo	30	Other Business	100.0 (55.0)	Planning and designing various printed materials for Bandai, Banpresto Co., Ltd., etc. A:1 B:1	
Sunlink Co., Ltd.	Bunkyo-ku, Tokyo	480	Toys & Hobby	100.0 (1.0)	Mainly sale of Bandai's products. A: 1 B: 1	
Bandai Channel Co., Ltd.	Taito-ku, Tokyo	30	Networks	94.5 (44.5)	On-demand video distribution. A: 4 B: 2	
Pleasure Cast Co., Ltd.	Taito-ku, Tokyo	480	Amusement	100.0 (100.0)	Management of amusement facilities. A: 0 B: 0	
Banpocket Co., Ltd.	Osaka-shi, Osaka	98	Amusement	100.0 (100.0)	Selling prizes, etc. at event sites and stores. A: 0 B: 0	
Hanayashiki Co., Ltd.	Taito-ku, Tokyo	480	Amusement	100.0 (100.0)	Management of outdoor amusement facilities A: 0 B: 0	
Bandai America Inc.	California, U.S.A.	US$ 24.6 million	Toys & Hobby & Video Game Software	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 7 B: 5	4
Bandai Entertainment Inc.	California, U.S.A.	US$ 0.1 million	Visual	100.0 (100.0)	Planning, creation, sale and copyright management of video software. A: 2 B: 1	
Bandai S.A.	Saint-Ouen-l'Aumone, France	Euro 9 million	Toys & Hobby & Video Game Software	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 5 B: 4	
Bandai U.K. Ltd.	Southampton, UK	Stg. £ 16 million	Toys & Hobby	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 2 B: 2	11
Bandai Espana S.A.	Madrid, Spain	Euro 4.808 million	Toys & Hobby	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 2 B: 2	
Bandai (H.K.) Co., Ltd.	Central, Hong Kong	HK$ 103 million	Toys & Hobby	100.0	Manufacture of toys for Bandai and its overseas sales subsidiaries A: 11 B: 9	

Name	Address	Capital or Investment in Capital (In millions of yen, rounded down - except where noted)	Main Business	% of Voting Rights or Equity Owned by Bandai	Description of Relationship	Note
Banpresto (H.K.) Ltd.	New Territories, Hong Kong	HK$ 32 million	Amusement	100.0 (100.0)	Mainly production and management of amusement equipment and prize items for Banpresto Co., Ltd. A: 0 B: 0	
BHK Trading Ltd.	Central, Hong Kong	HK$ 7 million	Toys & Hobby	100.0 (100.0)	Exchange control for import/export of products for Bandai. A: 3 B: 3	
Bandai Industrial Co., Ltd.	Chacheong-sao, Thailand	Baht 218 million	Toys & Hobby	100.0 (100.0)	Manufacture of toys for Bandai and its domestic and overseas subsidiaries A: 5 B: 4	
Bandai Korea Co., Ltd.	Seoul, South Korea	Won 1,100 million	Toys & Hobby	54.5 (9.1)	Mainly sale of toys purchased from Bandai and Bandai (H.K.) Co., Ltd. A: 4 B: 3	
(Affiliated companies accounted for by the equity method)						
Happinet Corp.	Taito-ku, Tokyo	2,751	Toys & Hobby & Video Game Software	24.8 (0.5)	Mainly sale of Bandai's products, etc. A: 0 B: 0	5,6
Sotsu Agency Co., Ltd.	Chuo-ku, Tokyo	414	Other Business	16.1	Planning and development, etc. of advertising agency business and copyright business. A: 0 B: 0	5,8,9
Tohato, Inc.	Toshima-ku, Tokyo	1,821	Life-style	37.7	Manufacture and sale of snacks and biscuits, etc. A: 0 B: 0	

Notes: 1) In "Main business" column, the name of the relevant type-of-business segment is given.
2) In "% of voting rights or equity owned by Bandai", amounts within parentheses represent indirect ownership.
4) These companies are "tokutei kogaisha" (specified subsidiaries).
5) These companies file their "yuka shoken houkokusho" (securities reports).
6) The company in question is listed on the Tokyo Stock Exchange, first section.
7) The company in question is listed on the Tokyo Stock Exchange, second section.
8) These companies in question are listed on JASDAQ.
9) Although less than 20% of the equity is owned, the company in question is classified as an affiliated company because Bandai has effective leverage over the company.
10) The company in question adopted a resolution for winding-up on March 31, 2005.
11) The company in question made a capital reduction on February 21, 2005. Its capital as of March 31, 2005 was Stg.£5 million.

2. Management Policy

1. Fundamental policies

Our corporate philosophy is to pursue growth as an enterprise that is dedicated to providing enjoyment and fulfilling the dreams of customers worldwide. Under the corporate slogan *Dream Creation* we are striving to meet these goals:

1) Customer satisfaction
To contribute to an affluent society and a rich culture, by developing products and services that meet the needs of the age.

2) Social harmony
As a corporate member of society, to be aware of our responsibility to, and role within, society as a whole, and strive for harmony with the environment.

3) Full activation of employee resources
Because our people are the foundation of our corporate growth, to respect employee goals and commitment to their work, conduct neutral and objective evaluations and match the right person to the right job, while endeavoring to raise their morale and improve their skill levels.

4) Innovative management
To precisely apprehend the changes in the times from a global perspective, and respond promptly with appropriate innovations.

5) Stockholder satisfaction
To maximize stockholder value, by fulfilling stockholder confidence through rational profit distribution and fuller disclosure, while increasing our presence in the market and improving performance.

Under the key phrase *Be Aggressive! Embrace Change! Totally Transform!!* employed in our new three-year medium-term management plan, which has started from April 2003, we, placing importance on earnings, have exerted our efforts to "expand business," based on our "Business Creation Strategy" and "Business Expansion Strategy."

2. Policy on distribution of dividends

In accordance with our fundamental policy to provide shareholders with rational profit distribution, we have regarded stable dividends and the profit distribution in consideration of consolidated operating results an important part of our management plan.

In addition, we are planning to utilize internal reserves to invest aggressively in the new business areas that will increase corporate value in the future, both through direct development efforts and through alliances, mergers and acquisitions.

3. Attitude and policy on reduction in investment units

We recognize it as an important issue for its capital policy to broaden our investor base and increase the liquidity of our shares. By taking into consideration the market trends and our operating results in the future, we will consider any possible reduction in our investment units.

4. Management performance targets

The Group uses ROA (ordinary profit return on total assets) as its medium-term management benchmark. Based on the three-year medium-term management plan starting from April 2003, which focuses on "business expansion" focusing on profits and efficiency management believes that a strengthened and more stable management structure can be achieved by "the efficient use of all assets that are owned."

With its consolidated ROA goal at the end of the medium-term management plan (March 31, 2006) fixed at a level of over 12.5%, the Group will endeavor to further improve efficiency and expand business.

<Reference>
Consolidated ROA

	FY2002.3	FY2003.3	FY2004.3	FY2005.3	FY2006.3 Forecast
Consolidated ROA(%)	10.9	12.5	12.0	11.0	12.5


%
15.0
10.0
5.0
0.0
FY2002
FY2003
FY2004
FY2005
FY2006.3 Forecast

5. Management strategies for the medium and long term

The Group is pursuing a new Medium-term Management Plan covering the three-year period between April 2003 and March 2006.

Emphasis on efficiency and profitability will continue to be a main focus of the plan, while at the same time the Group will work to expand revenues with a character-based "Business creation strategy" and further growth in existing businesses through an active "Business expansion strategy", in order to achieve growth rates higher than those achievable heretofore.

Management strategies will emphasize "Brand Strategy" and the "M&A and Alliance Strategy". In "Brand Strategy", the Group will work to strengthen the overall corporate brand of Bandai, while working to create an optimal brand for each business segment. In addition, the Group is developing M&A and strategic alliances with the eye toward not only complementing existing businesses and strengthening group synergies, but also creating new businesses that can utilize the strengths of the Bandai Group and work to diversify sources of revenue.

Operationally, the Group's business strategies are; (1) Global Strategy, (2) Network Strategy, and (3) Content Strategy.

Regarding globalization, emphasis is placed on the development of the Group's business domains on a global scale, as well as the introduction and penetration of new characters. As to the promising market of China, the Group is actively implementing various measures to get specific plans in operation.

In terms of networks businesses, the mobile content, network game, broadband communications and on-demand visual content are the focus of content distribution efforts.

As for content development, the Group emphasizes on the creation of original characters, and organizes Group-wide projects, which include closer collaboration with outside talents, aimed at developing each character from a long-term perspective.

The Company also aims to further strengthen the Group itself through continued reorganization and other measures.

6. Key Issues the Company Needs to Address

The main management issues include; a) environmental countermeasures, b) the decline in the number of children due to declining birth rates, c) diversifying consumer needs, and d) the changing structure of the distribution system. All of these issues are important, long-term issues that need to be addressed.

Regarding environmental issues, through a group-wide drive Bandai's Environmental Project, the Company has focused its efforts on the issues of excessive packaging and of the release of endocrine disruptors into the environment. Recognizing the challenges posed by the secular decline in the number of children in Japan, we are actively taking steps to broaden the age range of our customer base in Japan as well as to expand operations in overseas markets. To address increasingly diversifying consumer needs and work effectively in the changing structures of the distribution system, we are driving revolutions in product development and distribution, untrammeled by our industry's conventional business practices.

7. Basic Corporate Governance Philosophy and Implementation of Related Policies

(Basic Corporate Governance Philosophy)

As it provides people around the world with excitement, the Company places high importance on strengthened corporate governance in the pursuit of fair and open corporate management.

(Implementation Status of Corporate Governance Policies)

(1) The Company's system of management controls and corporate governance to monitor the management decision-making process and the administration as well as the supervision of this process is as follows;

The Company has adopted a corporate auditor system, with all four corporate auditors (including two full-time corporate auditors) being outside auditors to improve the visibility and objectivity of the audit process.

The Company has 12 directors, one of whom is an outside director, whereby strengthening its function to supervise management. Additionally, to respond to changing business conditions with agility and further define the responsibility and awareness of directors, the term of office of directors is set to one year. The Company has introduced a system of executive officers and has more clearly defined the role and responsibilities of the position in an effort to speed up the management decision-making process.

In addition, the Company has an independent audit organ under direct control of the President, Operational Audit Committee, which audits execution by each sector of operations.

The Company strictly conducts audits of management by Corporate Auditors and operational audits by the Operational Audit Committee and also is subjected to account audits by account auditors. In close collaboration, the Corporate Auditors play a central role in auditing the situations of internal control of the Company on a daily basis and identifying, indicating and suggesting solutions for problems, if any.


General Meeting of Shareholders
Election/Dismissal
Election/Dismissal
Board of Corporate Auditors
Corporate Auditors
Board of Directors
Personnel Committee
Representative Director
Strategy 21 Committee
Wai-Wai Meeting
Compliance Committee
Crisis Management Committee
Operational Audit Committee
Directors
Group Business Report Meeting
Business Report Meeting
Operating Officers

The management meetings attended by the directors, corporate auditors and/or executive officers are as follows:

Name	Schedule	Purpose/description	Participants (number)
Board of Directors	Monthly	Resolution and report on matters prescribed by the Commercial Law as well as resolution, examination and reports on matters related to management of Bandai and the Bandai Group	Directors (12) Corporate Auditors (4)
Strategy 21 Committee	Monthly	Examination of management strategies as well as business creation and expansion of Bandai and the Bandai Group	Full-time Directors (11)
Wai-Wai Meeting	Weekly	Weekly reports on divisions by of Bandai's directors in charge, etc.,	Full-time Directors (11)
Group Business Report Meeting	Monthly	Reports on business conditions of the Bandai Group and examination of business issues and problems	Full-time Directors (11) Full-time Corporate Auditors (2) Presidents of the main group companies
Business Report Meeting	Monthly	Reports on business conditions of Bandai and examination of business issues and problems	Full-time Directors (11) Full-time Corporate Auditors (2) Operating Officers and Manager responsible for each division

To further strengthen and deepen the quality of management, the Company has a "personnel committee" responsible for objectively and neutrally selecting officers of the Company and representative directors of Bandai Group companies and determining their compensations and other matters assigned to it, as an advisory committee to the Representative Directors.

In addition, a Bandai Compliance Program covering the whole Group was instituted in November 2002 to ensure that the Company and its employees adhere to corporate ethical standards and comply with relevant legal requirements. Under the program, the Company has established a "compliance committee" responsible for monitoring and supervising important matters concerning compliance, as well as general managers responsible therefor, a contact office for outsiders and a contact office for insiders with their dedicated e-mail addresses.

To prevent the outbreak of various crises in the Group and respond promptly upon the emergence of a crisis, the Company will restructure its previous crisis management system to a stronger Group-wide system.

For the purpose of account audits of the Company, the Company at its General Meeting of Shareholders has appointed Sanko & Co. and KPMG AZSA & Co., which have engaged in joint audits organically and efficiently by taking advantage of their respective features.

The certified public accountants who have performed the account audit services are as follows:

Sanko & Co.

Representative and Executive Partner
Kazuo Higuchi
(Continuous years of audits: 14 years)

Representative and Executive Partner
Yuzo Yamamoto
(Continuous years of audits: 14 years)

KPMG AZSA & Co.

Specified and Executive Partner
Shuji Otsu
(Continuous years of audits: 5 years)

Specified and Executive Partner
Toshihiro Otsuka
(Continuous years of audits: 5 years)

The assistants for the account audit services are principally certified public accountants and assistant certified public accounts and include system experts and other persons of specialized knowledge.

(2) Personal, capital or trading relations or other relations of interest between the Company and its outside directors and outside corporate auditors in outline

The Company has one outside director and four outside corporate auditors and has entered into a retention agreement with a law firm to which one of the outside corporate auditors belongs.

(3) Recent efforts to improve corporate governance for the most recent year

Board of Directors
20 meetings (including seven extraordinary meetings)

Strategy 21 Committee
13 sessions

Wai-Wai Meeting
41 sessions

Group Business Report Meeting
10 sessions

Business Report Meeting
10 sessions

(4) Remuneration of officers and account auditors, etc.

Remuneration of officers:

1. Amounts paid to officers:

13 directors:	427 million yen
5 corporate auditors:	49 million yen

(Notes)
(i) One retired director and one retired corporate auditor are included.
(ii) The portion of the amounts of salaries (including bonuses) paid to the employees concurrently servicing as directors, which accounts for 23 million yen, is not included.

2. Amounts paid as officers' bonuses by appropriation of retained earnings:

12 directors:	95 million yen
4 corporate auditors:	6 million yen

3. Officers' retirement allowances paid upon resolution of the general meeting of shareholders during the fiscal year under review:

13 directors:	614 million yen
4 corporate auditors:	31 million yen

(Note) As part of the Company's reforms to remuneration of directors, the Company abolished the retirement allowances system for directors and corporate auditors upon close of General Meeting of

Shareholders held on June 24, 2004.

The above amounts, which are their retirement allowances corresponding to their lengths of service up to the close of the General Meeting of Shareholders, will be paid when they leave office as directors or corporate auditors.

Remuneration of account auditors:

Remuneration paid to Sanko & Co. and KPMG AZSA & Co. jointly assigned to account audits of the Company:

Amount of remuneration for audit certification under the audit agreements: 55 million yen

Other remuneration: 86 million yen

3. Performance and Financial Status

I. Performance

1. Results

Overview:

(In millions of yen, rounded down except where noted)

	Net Sales	Operating Income	Recurring Income	Net Income	Net Income per Share	ROA
Fiscal Year ended March 31, 2005	269,945	24,398	25,723	11,225	111.13 yen	11.0%
Fiscal Year ended March 31, 2004	263,174	27,651	27,221	14,206	142.28 yen	12.0%
Change in %	2.6%	(11.8%)	(5.5%)	(21.0%)	(21.9%)	-

(Note) Each share of common stock of the Company was split into two shares as of November 20, 2003.
Net income per share for the fiscal year ended March 31, 2004 is calculated as if such stock split were made at the beginning of the prior fiscal year.

Although a gradual recovery trend appeared in the Japanese economy during this fiscal year due to the improvement of corporate earnings and the increase of capital investment, problems with deflation continued, consumer spending remained low, and due to the influence of escalating crude oil prices and the occurrence of natural disasters such as typhoons and earthquakes, a strong sense of uncertainty remains in our economic prospects.

With regard to the environments surrounding the Bandai Group, the toy industry had a hard time during the year-end and new year period, the highest season for the business, because of the influence of the diversification of consumer trends and the absence of mega hit products. In the game industry, a new type of mobile game console was released in the year-end and certain major game titles gained popularity, but it was not enough to boost the game industry as a whole.

In these circumstances, the Bandai Group actively promoted its "business creation strategy" focused on the character business, and its "business expansion strategy" aimed at further expanding existing businesses through efficiency-oriented and profit-oriented "business expansion" based on the three-year "medium-term management plan", which started in April 2003, and embarked on various measures to further increase its sales.

As a result, the Bandai Group's consolidated operating results ended up with net sales of ¥269,945 million for this fiscal year (2.6% increase compared to the previous fiscal year). However, in terms of profits, operating income was ¥24,398 million (11.8% decrease compared to the previous fiscal year), and recurring income was ¥25,723 million (5.5% decrease compared to the previous fiscal year), due to the slump of business in the U.S. region and the up-front cost incurred for business expansion, etc. In addition to these factors, we made a provision for valuation concerning deferred tax assets at the beginning of this fiscal year in the U.S. region from a conservative accounting perspective, and as a result, net income amounted to ¥11,225 million (21.0% decrease compared to the previous fiscal year).

During the fiscal year under review, interim dividends were paid at 7.5 yen per share. In accordance with the policy on distribution of dividends, year-end dividends are planned to be paid at 22.5 yen per share, which will make annual dividends come to 30.0 yen per share.


(In millions of yen)
Net Sales
300,000
200,000
100,000
0
2001.3 2002.3 2003.3 2004.3 2005.3
(FY)


(In millions of yen)
Income
30,000
20,000
10,000
0
2001.3 2002.3 20003.3 2004.3 2005.3
(FY)
Operating Income
Recurring Income
Net Income

Performance by business area:

(In millions of yen, rounded down)

	Net Sales			Operating Income		
	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2004	Increase (decrease)	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2004	Increase (decrease)
Toys & Hobby	146,984	145,820	1,164	11,273	11,653	(379)
Life-style	20,271	19,059	1,212	1,412	2,051	(638)
Amusement	17,975	15,483	2,491	549	554	(5)
Video Game Software	38,514	38,784	(269)	4,368	6,225	(1,856)
Visual	33,577	31,859	1,717	5,206	5,541	(335)
Networks	10,667	10,255	411	1,718	1,959	(241)
Other	15,051	13,325	1,726	938	691	247

Toys & Hobby area

Net sales	146,984 million yen	(up 0.8% compared to the prior fiscal year)
Operating income	11,273 million yen	(down 3.3%)

In Japan, products for girls such as those featuring "*Futariha Precure* (*Pretty Cure*)" performed very well, and character toys for boys such as those featuring "*Tokuso Sentai Deka Ranger* (Power Rangers S.P.D.)" performed steadily. In addition, card products featuring "*Konjiki no Gashbell!!* (*Zatchbell*)", vending machines products and candy-toys products performed well.

In the overseas market, the "*Tamagotchi*" series, which is very popular also in Japan, performed very well all over the world, and products featuring Bandai's main character series "*POWER RANGERS*" performed steadily. However, the Group was unable to penetrate the

markets in the U.S. region with new products due to the difficult market environment.

As a result, the business area overall achieved increased revenue and decreased profits.

Life-style area

Net sales	20,271 million yen	(up 6.4% compared to the prior fiscal year)
Operating income	1,412 million yen	(down 31.1%)

Children's clothing featuring "*Cinnamoroll*" and "*Futariha Precure* (*Pretty Cure*)" performed very well, and brand clothing for young people "*mi·ke·ra*" and "*Real B voice*", etc. has gained popularity. "*Rakugaki Kodomo Sekken*," which is a bath soap children can use to enjoy painting in the bath, also gained popularity and contributed to the operating results.

However, these factors were not enough to offset the increase in costs for enhancing competitiveness of the "*Bikkura Tamago*" series and the slump in the stationery business.

As a result, the business area overall achieved increased revenue and decreased profits.

Amusement area

Net sales	17,975 million yen	(up 16.1% compared to the prior fiscal year)
Operating income	549 million yen	(down 0.9%)

Regarding the amusement machines business, vehicle machines for kids and prize game machines such as "*ConveniCatcher 2*" sold well. In addition, "*Gundam Battle Operating Simulator*", which authentically re-creates the cockpit of "*Mobile Suit Gundam*", gained popularity.

As for the prize business, the Group tried to expand the amusement prizes targeted at women and light users. The prizes for lotteries held at convenience stores also contributed to sales.

The Group tried to expand the scale of its facility operation business by opening large amusement facilities with a new concept, etc. but was affected by the sluggish growth of the whole market, due to external factors such as abnormal weather.

The initial cost for the operation of the "*Asakusa Hanayashiki*" amusement park, which was added to strengthen the business, also affected the Group. As a result, the business area overall achieved increased revenue and decreased profits.

Video Game Software area

Net sales	38,514 million yen	(down 0.7% compared to the prior fiscal year)
Operating income	4,368 million yen	(down 29.8%)

In Japan, while new types of mobile game consoles were released one after another and competition in the software market escalated, the "*Dragon Ball Z 3*" performed very well as the successor of the previous version. "Super Robot Wars MX" and "*Naruto-Narutimate Hero 2*", etc. became popular and the "*Mobile Suit Gundam*" series performed steadily.

In the overseas market, this business segment was stagnant due to the absence of major titles such as the "*.hack*" series, which gained a favorable reputation in the previous fiscal year.

As a result, the business area overall achieved decreased revenue and decreased profits.

Visual area

Net sales	33,577 million yen	(up 5.4% compared to the prior fiscal year)
Operating income	5,206 million yen	(down 6.1%)

In Japan, film package software such as the "*Koukaku Kidoutai* (*Ghost in the Shell*)" series, "*Zatoichi*", a movie directed by Takeshi Kitano, "*COWBOY BEBOP*" sold as a DVD box, etc. performed well. In addition, the Group actively developed the introduction of DVD videos for rental stores and this contributed to the sales. However, the start of its own distribution of package software in the American region resulted in an increase in returned articles.

As a result, the business area overall achieved increased revenue and decreased profits.

Networks area

Net sales	10,667 million yen	(up 4.0% compared to the prior fiscal year)
Operating income	1,718 million yen	(down 12.3%)

In the mobile content delivery business, game content for mobile phones such as the "*SIMPLE 100*" series and "*Keitai-de-Hakken! Tamagotchi*" performed well, and the on-demand services centering on animation remained popular.

However, this business segment performed on a weak note as a whole, due to the increase in cost for the development of high value-added contents, as well as sluggish growth in the number of fee-paying members for mobile contents caused by the increased competition among content providers and the diversification of users' usage environments, etc.

As a result, the business area overall achieved increased revenue and decreased profits.

Other business areas

Net sales	15,051 million yen	(up 13.0% compared to the prior fiscal year)
Operating income	938 million yen	(up 35.8%)

This segment consists of companies that support the Bandai Group in areas such as logistics, leasing and printing. As a result of pursuing efficiency in the logistics business, the business area overall achieved increased revenue and increased profits.

Performance by place of business:

(In millions of yen, rounded down)

	Net Sales			Operating Income (Loss)		
	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2004	Increase (decrease)	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2004	Increase (decrease)
Japan	224,888	213,206	11,682	23,040	21,426	1,614
America	21,845	27,721	(5,875)	(2,728)	1,629	(4,357)
Europe	21,744	22,271	(527)	3,967	4,126	(158)
Asia	30,837	28,448	2,389	1,980	2,019	(38)

Japan

Net sales	224,888 million yen	(up 5.5% compared to the prior fiscal year)
Operating income	23,040 million yen	(up 7.5%)

In Japan, toys, apparel for children and household goods for girls from "*Futariha Precure*" and "*Cinnamoroll*" were very popular, while character toys for boys from "*Tokuso Sentai DekaRangers (Power Rangers)*" showed steady performance. Sales of "*Konjiki no Gashbell*" cards, products for vending machines and candy toys also were favorable. Additionally, the "*Tamagotchi*" series gained wide popularity, specifically among elementary school kids and the video game software of "*Dragon Ball Z 3*" performed very well as the successor of the previous version.

The business in the region overall achieved increased revenue and increased profits.

America

Net sales	21,845 million yen	(down 21.2% compared to the prior fiscal year)
Operating income	(2,728 million yen)	-

In the USA/Canada region, products from the *"Power Rangers"*, "*Strawberry Shortcake*" and "*Teen Titans*", as well as "*Tamagotchi Connection*" contributed to a sales increase. However, the Group was unable to penetrate the markets in the region with new products due to the difficult market environment. Additionally, we saw an increase in returned articles resulting from the establishment of a new system of our own distribution network for DVD software. These resulted in poor performance as a whole.

The business in the region overall achieved substantially decreased revenue and decrease profits.

Europe

Net sales	21,744 million yen	(down 2.4% compared to the prior fiscal year)
Operating income	3,967 million yen	(down 3.8%)

In France, the United Kingdom, Spain and other European regions, the "*Power Rangers*" series – particularly, figures – showed quite strong movement. Also, new products from "*Strawberry Shortcake*", "*Tamagotchi Connexion*", "*Pokémon*", "Thunderbirds", etc. became popular. In addition, in the video game software area, the "*Dragon Ball Z 3*" contributed substantially to operating results. However, this did not set off the decrease of sales from limiting marketing of the "*Bratz*", which gained a high level of popularity in the prior fiscal year, only in Spain.

The business in the region overall achieved decreased revenue and decrease profits.

Asia

Net sales	30,837 million yen	(up 8.4% compared to the prior fiscal year)
Operating income	1,980 million yen	(down 1.9%)

This region is comprised of toy-related production companies in the Asian region (mainly Hong Kong and Thailand), which are involved in activities such as production management, material procurement, and supply of products to Bandai and its overseas Group companies. In the marketing division, favorable growth was seen in the "*Mobile Suit Gundam*" series and "*Power Rangers*" series, among other things. In the production division, efforts were exerted to improve production efficiencies.

However, due to the increased cost to expand business, such as advertisement expense, the business in the region overall achieved increased revenue and decrease profits.

2. Forecast for the whole fiscal year

(In millions of yen, rounded down, except where noted)

	Net Sales	Recurring Income	Net Income	Net Income per Share	ROA
Fiscal Year Ending March 31, 2006	285,000	30,000	15,500	154.51 yen	12.5%
Fiscal Year Ended March 31, 2005	269,945	25,723	11,225	111.19 yen	11.0%
Change in %	5.6	16.6	38.1	39.0 yen	-

The Japanese economy is expected to show some bright signs in employment and personal consumption due to better corporate earnings and higher capital expenditure. However, there are causes for concern, including a decline in exports and higher prices of oil and other raw materials and the prospect of the economy seems to remain unforeseeable.

In response, under our new three-year Medium-term Management Plan, which commenced in April 2003 and will expire in March 2006, we will continue to be committed to the business expansion focused on efficiency and profitability. We will also implement twin strategies: creating new businesses leveraging our character assets and further expanding our existing businesses, with the aim of raising sales to a new height.

In Japan, we will strengthen our content to appeal to a wider range of consumers, specifically focusing on our long-established characters led by "Power Rangers (Maho Sentai MajiRangers)", "Masked Rider Hibiki" and "*Mobile Suit Gundam SEED Destiny*", as well as "Psalms of Planets Eureka Seven". Additionally, as to our characters for girls, we will aggressively carry on business, especially focusing on the very popular "Futariha Precure Max Heart" and "Cinnamoroll". For our strong "Tamagotchi" series and "Data Carddass", which integrates digital data and a card game, we will aim to produce more fans. We will also collaborate with other companies to have synergy effects of our know-how in character business and their know-how.

Overseas, we will focus our efforts on marketing our "*Power Rangers*" and "*Strawberry Shortcake*", as well as "*Tamagotchi*" series, which is very popular in Japan.

Moreover, in America, we will strengthen our content with our "*Teen Titans*" and "DICE" and expand our card business and video game software business with our "Zatchbell (Konjiki no Gashbell!!)". In Europe, we will exert our efforts to develop characters originating from Europe to expand business.

As a result of our efforts on these fronts, we anticipate consolidated net sales for the whole fiscal year to reach 285,000 million yen, up 5.6% year on year, recurring income of 30,000 million yen, up 16.6%, and net income of 15,500 million yen, up 38.1%.

"Caution Relating to Results Projections"
The above projections are based on the information currently available to management, and estimates involving uncertain factors thought likely to have an effect on future results. As such, they include various risks and uncertainties. Actual results may differ materially from these projections for a variety of reasons, including changes in business environments, market trends and exchange rate fluctuations relevant to the business of Bandai and Bandai Group.

II. Financial Condition

1. Statement of cash flows for the year ended March 31, 2005

(In millions of yen, rounded down)

	FY 2005.3	FY 2004.3	Increase (decrease)
Total assets	240,290	228,075	12,214
Total liabilities	89,880	90,336	(456)
Total shareholders' equity	131,750	121,068	10,682
Cash flows from operating activities	14,839	20,032	(5,193)
Cash flows from investing activities	(10,153)	(9,830)	(323)
Cash flows from financing activities	1,212	(10,885)	12,098
Cash and cash equivalents at the end of the period	88,517	82,193	6,323

(1) Total Assets, Liabilities and Shareholders' Equity at the End of the Fiscal Year:

Due to the slump of business in the U.S. region, we made a provision for valuation concerning deferred tax assets at the beginning of the fiscal year from a conservative accounting perspective and deferred tax assets decreased by 3,370 million yen. However, investment in securities increased by 2,683 million yen due to increased investments for business expansion and notes and accounts receivable – trade increased by 4,841 million yen. As a result, total assets as of the end of the fiscal year increased by 12,214 million yen.

Long-term debt increased by 2,006 million yen, while accounts payable - other and accrued income taxes decreased by 3,332 million and 3,442 million yen, respectively. As a result, liabilities decreased by 456 million yen.

Shareholders' equity increased by 10,682 million yen as net income for the year amounted to 11,225 million yen. As a result, the shareholders' equity ratio increased to 54.8% from 53.1% from the prior fiscal year.

(2) Cash Flows for the Fiscal Year

(Cash flows from operating activities)

Net cash provided by operating activities was 14,839 million yen, 5,193 million yen lower than the prior fiscal year, as a decrease in accounts payable - other amounted to 3,380 million yen (down 6,275 million from the prior fiscal year) while net income before income taxes amounted to 24,968 million yen, down 2,349 million yen from the prior fiscal year.

(Cash flows from investing activities)

Net cash used in investing activities was 10,153 million yen, 323 million yen higher than the prior fiscal year, reflecting mainly an increase of 2,616 million yen in the purchases of intangible assets, including leaseholds, as a result of the acquisition by transfer of the operations of amusement park "Asakusa Hanayashiki" while acquisition of purchases of property, plant and equipment accounted for 8,922 million yen, 2,109 million yen lower than the prior fiscal year.

(Cash flows from financing activities)

Net cash provided by financing activities was 1,212 million yen (up 12,098 million from the prior fiscal year), mainly because there was no redemption of bonds and proceed from long-term debt accounted for 2,766 million yen (up 2,776 million from the prior fiscal year).

As a result, after exchange adjustment for cash and cash equivalents, cash and cash equivalents at the end of the period increased by 6,323 million yen from the prior fiscal year to 88,517 million yen.

2. Outlook for Cash Flows in the Coming Year

Regarding cash flows for the coming year, net cash provided by operating activities is expected to increase compared to the fiscal year under

review owing to a forecast increase in business results, while net cash used in investing activities is expected to exceed the level of the fiscal year under review as investing activities will be continued for business expansion. Net cash flows from financing activities are expected to increase substantially due to retirement of bonds.

Consequently, the balance of cash and cash equivalents at the end of the next fiscal year is expected to be lower than the fiscal year under review.

3. Trend in Cash Flow Indicators

	FY 2001.3	FY 2002.3	FY 2003.3	FY 2004.3	FY 2005.3
Stockholders' Equity Ratio	52.2%	54.3%	51.4%	53.1%	54.8%
Current Market Value Stockholders' Equity Ratio	102.7%	89.9%	96.4%	114.6%	89.3%
Years Required for Debt Repayment (years)	3.5	1.0	1.0	1.6	1.8
Interest Coverage Ratio	8.4	41.1	70.4	48.4	107.0

Notes:

Stockholders' Equity Ratio:	Stockholders' Equity/Total Assets
Current Market Value Stockholders' Equity Ratio:	Market Capitalization/Total Assets
Years Required for Debt Repayment:	Interest-Bearing Debt/Operating Cash Flows
Interest Coverage Ratio:	Operating Cash Flows/Interest Payments

* All indicators are based on consolidated-basis financial data.

* Market capitalization is calculated as end-of-period stock price X number of outstanding shares (with shares of treasury stock deducted) at the end of the period.

* Operating cash flows used are cash flows from operating activities as reported in the consolidated statement of cash flows. Interest-bearing debt consists of the total amount of interest-bearing liabilities as reflected on the consolidated balance sheet. In addition, the interest payments used are taken from the consolidated statement of cash flows.

III. Risk Factors in Business

The major risks factors in respect of business of the Bandai Group that may have significant effects on investors' judgments are as follows:

1. Risk of character business

The Group is engaged in the business of character products and services principally. The popularity and trend of each character may affect its performance.

In response, the Group exerts its efforts to achieve constant growth by combining its "business portfolio" engaged in varied areas of business, "character portfolio" engaged in a varied line of characters and "regional portfolio" engaged in business in various regions globally and conducting "portfolio management", which manages these portfolio in dimensional and multiple manners.

2. Problem of the secular decline in the number of children in Japan

The problem of the secular decline in the number of children in Japan may affect the performance of the Group in the future. To deal with the problem, the Group is actively taking steps to broaden the age range of our customer base in Japan and expand operations in overseas markets.

3. Concentration of production in China

The Group manufactures approximately 90% of its toys, specifically, in China. The appreciation of the renminbi in the future may push up its production cost. To minimize the effect of the risk on the performance, the Group are taking steps to reduce production cost.

4. Risk of globalization

In its Medium-Term Management Plan which commenced in April 2003, the Group has placed emphasis on the globalization of business as an important business strategy and exerted its active efforts to expand business overseas. In globalization, there are various business risks arising from regional characteristics, including media and distribution. The Group is developing business overseas by taking sufficient measures to minimize such risks.

5. Risk of video game software business

The video game software business accounts for approximately 15% of net sales of the Group. As to game software, generally, one title makes a high profit and there is a risk that a change in the timing of a launch may affect periodic profit and loss. The Group spreads the risk by strictly controlling the schedules of development of game software and developing multiple titles with comparatively short development cycles.

6. Risk of networks business

The Group is engaged principally in the services of distribution of mobile content for mobile phones. As to mobile phones, model changes are rapid and new technologies and functions are advancing. There is a risk that we will lose our users soon if we only continue to provide our conventional content services. The Group is exerting its active efforts to find more popular characters and nurture conventional characters and also plan and develop content services by utilizing state-of-the-art technologies.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(In millions of yen, rounded down)

	Current fiscal year (As of March 31, 2005)		Prior fiscal year (As of March 31, 2004)		Change
	Amount	%	Amount	%	Amount
(Assets)					
I. CURRENT ASSETS	**173,401**	**72.2**	**163,130**	**71.5**	**10,271**
Cash and time deposits	81,228		77,433		
Trade receivables	56,128		51,287		
Short-term investments	9,161		7,178		
Inventories	8,935		7,920		
Advance payments	7,318		8,900		
Deferred tax assets – current	4,406		5,221		
Other current assets	6,854		5,843		
Allowance for doubtful receivables	(632)		(655)		
II. FIXED ASSETS	**66,888**	**27.8**	**64,945**	**28.5**	**1,943**
1.Property, plant and equipment	40,625	16.9	40,369	17.7	256
Buildings and structures	12,944		14,379		
Machinery and equipment and vehicles	610		689		
Tools, equipment and fixtures	8,969		7,839		
Land	17,662		16,372		
Construction in progress	438		1,087		
2. Intangible Assets	3,780	1.6	2,247	1.0	1,532
Goodwill	78		80		
Other intangible assets	3,702		2,167		
3. Investments and Other Assets	22,482	9.3	22,328	9.8	154
Investment securities	17,434		14,751		
Long-term loans	1,321		949		
Deferred tax assets – non-current	1,021		3,577		
Other investments and assets	3,633		4,045		
Allowance for doubtful receivables	(929)		(994)		
TOTAL ASSETS	**240,290**	**100.0**	**228,075**	100.0	**12,214**

(In millions of yen, rounded down)

	Current fiscal year (As of March 31, 2005)		Prior fiscal year (As of March 31, 2004)		Change
	Amount	%	Amount	%	Amount
(Liabilities)					
I. CURRENT LIABILITIES	**68,862**	**28.7**	**61,318**	**26.9**	**7,543**
Trade payables	30,514		26,800		
Short-term borrowings	1,008		316		
Bonds - current portion	10,050		-		
Accounts payable - other	16,721		20,054		
Accrued income taxes	4,012		7,454		
Other current liabilities	6,555		6,693		
II. LONG-TERM LIABILITIES	**21,017**	**8.7**	**29,018**	**12.7**	**(8,000)**
Bonds	15,150		25,200		
Long-term debt	2,016		10		
Deferred tax liabilities, land revaluation difference	907		813		
Accrued retirement and severance benefits	627		534		
Officers' retirement and severance benefits	1,019		1,416		
Other long-term liabilities	1,296		1,042		
TOTAL LIABLITIES	**89,880**	**37.4**	**90,336**	**39.6**	**(456)**
(Minority Interests)					
Minority interests	18,659	7.8	16,670	7.3	1,989
(Stockholders' Equity)					
I. Common stock	24,466	10.2	24,292	10.6	173
II. Additional paid-in capital	23,799	9.9	23,625	10.4	173
III. Retained earnings	102,225	42.5	92,523	40.6	9,701
IV. Land revaluation difference	(21,163)	(8.8)	(21,298)	(9.3)	135
V. Other securities valuation differences	2,835	1.2	2,600	1.1	234
VI. Translation adjustment	(238)	(0.1)	(511)	(0.2)	273
VII. Treasury stock	(173)	(0.1)	(165)	(0.1)	(8)
TOTAL STOCKHOLDERS' EQUITY	**131,750**	**54.8**	**121,068**	**53.1**	**10,682**
TOTAL LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY	**240,290**	**100.0**	**228,075**	**100.0**	**12,214**

(2) Consolidated Statements of Income

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2004 to March 31, 2005)		Prior fiscal year (April 1, 2003 to March 31, 2004)		Change
	Amount	%	Amount	%	Amount
I. Net Sales	**269,945**	**100.0**	**263,174**	**100.0**	**6,770**
II. Cost of Sales	**153,144**	**56.7**	**146,916**	**55.8**	**6,228**
Gross Profit	**116,801**	**43.3**	**116,258**	**44.2**	**542**
III. Selling, General and Administrative Expenses	**92,402**	**34.3**	**88,607**	**33.7**	**3,795**
Operating Income	**24,398**	**9.0**	**27,651**	**10.5**	**(3,252)**
IV. Non-operating Income	**1,806**	**0.7**	**1,359**	**0.5**	**446**
Interest income	526		386		
Dividend income	310		147		
Rental income	221		203		
Operation consignment income	230		-		
Other non-operating income	517		621		
V. Non-operating Expenses	**481**	**0.2**	**1,789**	**0.7**	**(1,307)**
Interest expense	190		347		
Foreign exchange loss	-		324		
Equity in loss of affiliated companies	24		838		
Other non-operating expenses	266		279		
Recurring Income	**25,723**	**9.5**	**27,221**	**10.3**	**(1,498)**
VI. Extraordinary Income	**3,157**	**1.2**	**2,028**	**0.8**	**1,128**
Gain on sale of property, plant and equipment	21		29		
Gain on sale of investment securities	2,201		804		
Gain on sale of equities of affiliated companies	751		1,063		
Reversal of allowance for doubtful receivables	181		130		

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2004 to March 31, 2005)		Prior fiscal year (April 1, 2003 to March 31, 2004)		Change
	Amount	%	Amount	%	Amount
VII. Extraordinary Loss	**3,912**	**1.5**	**1,932**	**0.7**	**1,980**
Loss on sale of property, plant and equipment	29		11		
Loss on disposal of property, plant and equipment	682		994		
Loss on impairment of property, plant and equipment	1,528		-		
Expense of special depreciation of property, plant and equipment	104		-		
Loss on business restructuring	590		-		
Amortization of goodwill	392		-		
Payment for compromise	54		-		
Loss on sale of investment securities	-		16		
Loss on valuation of investment securities	80		72		
Loss on valuation of investments in affiliated companies	75		619		
Loss on valuation of guarantee money deposited	25		68		
Compensation to tenants for suspension of operations	-		150		
Provision for allowance for doubtful receivables	348		-		
Net Income before Income Taxes and Minority Interests	**24,968**	**9.2**	**27,318**	**10.4**	**(2,349)**
Corporate income, Inhabitant and Enterprise Taxes	**8,593**	**3.1**	**12,743**	**4.8**	**(4,149)**
Tax Adjustments	**3,532**	**1.3**	**(605)**	**(0.2)**	**4,138**
Minority Interests	**1,616**	**0.6**	**974**	**0.4**	**642**
Net Income	**11,225**	**4.2**	**14,206**	**5.4**	**(2,981)**

(3) Consolidated Statements of Retained Earnings

(In millions of yen, rounded down)

	Current fiscal year April 1, 2004 to March 31, 2005	Prior fiscal year April 1, 2003 to March 31, 2004
	Amount	Amount
(Additional Paid-in Capital)		
I. Consolidated Additional Paid-in Capital at the Beginning of the Period	**23,625**	**22,966**
II. Increase in Consolidated Additional Paid-in Capital:	**173**	**659**
Increase in additional paid-in capital by exercise of rights to subscribe for new shares	173	659
III. Consolidated Additional Paid-in Capital at the End of the Period	**23,799**	**23,625**
(Retained Earnings)		
I. Consolidated Retained Earnings at the Beginning of the Period	**92,523**	**79,734**
II. Increase in Retained Earnings:	**11,601**	**15,223**
Net income	11,225	14,206
Increase in retained earnings resulting from new affiliates accounted for by the equity method	373	-
Increase in retained earnings resulting from inclusion in the scope of consolidation	2	238
Increase in retained earnings by capital increase of consolidated subsidiaries	-	777
III. Decrease in Retained Earnings:	**1,899**	**2,434**
Cash dividends	1,478	1,957
Bonuses to directors and corporate auditors	259	227
Reversal of land revaluation difference	135	-
Decrease in retained earnings resulting from exclusion of subsidiaries from the scope of consolidation	-	203
Decrease in retained earnings by capital increase of consolidated subsidiaries	26	29
Decrease in retained earnings by capital increase of companies accounted for by the equity method	-	16
IV. Consolidated Retained Earnings at the End of the Period	**102,225**	**92,523**

(4) Consolidated Statement of Cash Flows

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2004 to March 31, 2005)	Previous fiscal year (April 1, 2003 to March 31, 2004)
	Amount	Amount
I. Cash Flows from Operating Activities		
Income before income taxes and minority interests	24,968	27,318
Depreciation and amortization	7,842	7,148
Loss on impairment of property, plant and equipment	1,528	-
Special depreciation of property, plant and equipment	104	-
Amortization of goodwill	210	20
Increase (decrease) in allowance for doubtful receivables	(87)	(105)
Increase (decrease) in accrued retirement and severance benefits	92	(7)
Increase (decrease) in accrued officers' retirement and severance benefits	(396)	31
Interest and dividend income	(836)	(534)
Interest expense	190	347
Foreign exchange loss (gain)	8	159
Loss (gain) on sale of short-term investments	(66)	(22)
Equity in loss (income) of affiliated companies	24	838
Loss on disposal of property, plant and equipment	682	994
Loss (gain) on sale of property, plant and equipment	7	(18)
Loss (gain) on sale of investment securities	(2,953)	(1,851)
Loss on valuation of investment securities	156	691
Decrease (increase) in trade receivables	(4,607)	(5,889)
Decrease (increase) in inventories	(979)	159
Increase (decrease) in trade payables	3,458	(291)
Increase (decrease) in accounts payable-other	(3,380)	2,895
Increase (decrease) in consumption tax payable	285	(339)
Bonuses to directors and corporate auditors	(313)	(280)
Other	392	(1,103)
Subtotal	**26,331**	**30,161**
Interest and dividends received	909	628
Interest paid	(138)	(414)
Income taxes paid	(12,263)	(10,342)
Net cash provided by operating activities	**14,839**	**20,032**

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2004 to March 31, 2005) Amount	Previous fiscal year (April 1, 2003 to March 31, 2004) Amount
II. Cash Flows from Investing Activities		
Payments for deposit in time deposits	(298)	(275)
Proceeds from withdrawal from time deposits	842	1,026
Purchases of short-term investments	(999)	(2,998)
Proceeds from sales of short-term investments	1,004	3,108
Purchases of property, plant and equipment	(8,922)	(11,032)
Proceeds from sales of property, plant and equipment	57	483
Purchases of intangible assets	(2,616)	-
Purchases of investment securities	(2,498)	(2,823)
Sales of investment securities	2,972	1,918
Acquisition of shares in consolidated subsidiaries, net of cash acquired	(38)	144
Proceeds from sales of shares in consolidated subsidiaries	1,139	1,325
Advances of loans receivable	(1,331)	(600)
Collection of loans receivable	479	436
Other	58	(542)
Net cash used in investing activities	**(10,153)**	**(9,830)**
III. Cash Flows from Financing Activities		
Net increase (decrease) in short-term borrowings	218	(1,108)
Proceeds from long-term debt	2,766	-
Repayment of long-term debt	(271)	(146)
Redemption of bonds	-	(10,000)
Proceeds from issuance of shares	346	1,318
Proceeds from capital paid by minority interests	3	1,354
Purchases of treasury stock	(8)	(15)
Dividends paid	(1,478)	(1,957)
Dividends paid to minority interests	(363)	(330)
Net cash provided by (used in) financing activities	**1,212**	**(10,885)**
IV. Effect of exchange rate changes on Cash and Cash Equivalents	**396**	**(830)**
V. Net Increase (Decrease) in Cash and Cash Equivalents	**6,295**	**(1,513)**
VI. Cash and Cash Equivalents at the Beginning of the Period	**82,193**	**83,326**
VII. Increase in Cash and Cash Equivalents due to Additional Consolidation of Subsidiaries	**28**	**506**
VIII. Decrease in Cash and Cash Equivalents due to Exclusion of Consolidated Subsidiaries	**-**	**(125)**
IX. Cash and Cash Equivalents at the End of the Period	**88,517**	**82,193**

I. Important Information Constituting the Basis of Preparation of Financial Statements

1. Information Concerning the Scope of Consolidation

(1) Consolidated subsidiaries:

A total of 31 subsidiaries are included in the scope of consolidation. Their names are not listed here, but are available in Section 1. "Information on the Bandai Group."

Moreover, due to the increasing importance of Hanayashiki Co., Ltd., it has been included as a consolidated subsidiary from the period under review.

(2) Non-consolidated subsidiaries:

19 of the Company's subsidiaries, including Sunrise Interactive Co. Ltd., are excluded from the scope of consolidation because total assets, total net sales, total net income (corresponding to equity therein) and total retained earnings (corresponding to equity therein) for each company would not have a material impact on the consolidated financial statements.

2. Information Concerning Application of the Equity Method

(1) Application of equity method:

3 affiliated companies are accounted for by the equity method: Happinet Corp., Sotsu Agency Co., Ltd. and Tohato Inc.

(2) Non-consolidated subsidiaries and affiliated companies to which equity method was not applied:

The equity method was not applied to 19 non-consolidated subsidiaries and 4 affiliated companies, because such treatment would have only an immaterial impact on the Group's consolidated net income and consolidated retained earnings and they are insignificant.

3. Information Concerning the Fiscal Year Ending Dates for Consolidated Subsidiaries

(1) Consolidated Subsidiaries with Fiscal Year End of March:

Banpresto Co., Ltd., Bandai Networks Co., Ltd., and Banpresoft Co., Ltd.

(2) Consolidated subsidiaries with Fiscal Year End of February:

Bandai Visual Co., Ltd., Megahouse Corp., Palbox Co., Ltd., Popy Co., Ltd. Sunrise Inc., Seika Co., Ltd., Bandai Logipal Inc., Banalex Corp., Banwave Co., Ltd., Bec Co., Ltd., Seeds Co., Ltd., Plex Co., Ltd., Sunlink Co., Ltd., Bandai Channel Co., Ltd., PreasureCast Co., Ltd., BanPocket Co., Ltd. and Hanayashiki Co., Ltd.

With regard to Hanayashiki Co., Ltd. which has changed its fiscal year ending date from January 31 to the end of February, its income and loss for 13 months up to February 28, 2005 are taken into account. Such treatment has no material impact on the Group's consolidated financial statements.

(3) Consolidated subsidiaries with Fiscal Year End of January:

Artpresto Co., Ltd.

(4) Consolidated subsidiaries with Fiscal Year End of December:

Bandai America Inc., Bandai Entertainment Inc., Bandai S.A., Bandai U.K. Ltd., Bandai Espana S.A., Bandai (H.K.) Co., Ltd., Banpresto (H.K.) Ltd., BHK Trading Ltd., Bandai Industrial Co. Ltd. and Bandai Korea Co., Ltd.

Because the fiscal year end date for consolidated purposes and those for the above subsidiaries are within three months, the financial statements for the above companies are used as a basis for consolidation. Statements are adjusted for material dealings taking place between such individual companies' fiscal year end dates and the consolidated fiscal year end date.

4. Information Concerning Accounting Policies

(1) Significant valuation basis and method of assets:

(i) <u>Short-term investments:</u>

Bonds to be held to maturity:

Stated at amortized cost (straight-line method)

Other securities:

Securities with market values:

- Stated at market value using, among others, market prices on interim period end dates. (Valuation differences are reflected directly in stockholders' equity and cost of sale is calculated through the moving average method).

Securities without market values:

Stated at cost based on the moving average method. However, with respect to contributions to limited liability partnerships for investment businesses and similar partnerships, the amount corresponding to the equity holding of the partnership's assets is stated as investment in securities, and the amount corresponding to the profit or loss acquired through the operations of the partnership is stated as profit or loss for the fiscal year.

(ii) Derivative trading:

Stated using market price method.

(iii) Inventories:

The Company and domestic consolidated subsidiaries:

Stated at cost under the gross average method.

Overseas consolidated subsidiaries:

Generally stated at the lower of cost or market, under the first-in first-out (FIFO) method.

(2) Significant Depreciation Methods for:

(i) Property, plant and equipment:

The Company and domestic consolidated subsidiaries:

- Generally the declining balance method is used.
- However, for buildings (excluding equipment attached thereto) acquired on or after April 1, 1998, depreciation is determined by the straight-line method.
- Useful life of buildings and structures is 2 to 50 years.
- Useful life of tools and instruments is 2 to 20 years.

Overseas consolidated subsidiaries:

- Generally the straight-line method, using estimated useful life
- Useful life of buildings and structures is 5 to 50 years.
- Useful life of tools and instruments is 2 to 20 years.

(ii) Intangible assets:

The straight-line method is used. Useful life of software used internally is 2 to 5 years.

(3) Significant Basis of Recognition for Provisions:

(i) Allowance for doubtful receivables:

To prepare for potential losses due to bad debts, historical credit loss ratios are used for ordinary receivables.

Uncollectible amounts are recorded based on individual consideration of the account's potential for collection for receivables clearly at risk and receivables from companies under bankruptcy or reorganization processes.

(ii) Accrued retirement and severance benefits:

To prepare for retirement and severance benefits to employees, an amount considered to have accrued as of the end of the consolidated fiscal year under review in accordance with estimated retirement benefit obligations and pension assets as of the ending date of the current fiscal year is recorded.

Actuarial gain/loss is amortized in equal amounts over 10 years from the following consolidated fiscal year (within the average remaining period of service for affected employees).

Prior service liability incurred as a result of the revision to the retirement benefit rules of a consolidated subsidiary of the Company during the fiscal year under review was amortized in a lump sum.

(iii) Officers' retirement and severance benefits:

The Company's domestic consolidated subsidiaries record the amounts payable in accordance with their internal rules if all directors and corporate auditors would have retired at the end of the fiscal year.

The Company abolished its officers' retirement allowance plan during the fiscal year under review. Hence, no officers' retirement and severance benefits was maintained as at the end of the fiscal year under review.

(4) Significant Accounting Policies for Translation of Assets and Liabilities into Japanese Currency:

Receivables and payables denominated in foreign currencies are translated at spot exchange rates prevailing at each consolidated fiscal year end, and resulting gains or losses are included in income.

Assets and liabilities of overseas subsidiaries are translated at spot exchange rates prevailing at each fiscal year end while revenues and expenses of the same are translated at the average rates for the period. The differences resulting from such translation are reported in "Minority Interests" and "Foreign Currency

Translation Adjustment," a separate component in Total Stockholders' Equity.

(5) Significant Accounting Policies for Lease Transactions:

The Company and consolidated subsidiaries account for financing lease transactions other than those in which titles to leased property are transferred to lessees by applying thereto such accounting treatment as is applicable to ordinary lease transactions.

(6) Significant Accounting Policies for Hedging:

(i) Accounting for hedging:
The Company uses deferred hedge accounting.

The allocation method is used for forward exchange contracts when appropriate. The special method is used for interest rate swaps when appropriate.

(ii) Hedging instruments and hedged items:
Hedging instruments:

Forward exchange contracts, interest rate swaps, etc.

Hedged items:

Foreign currency-denominated liabilities and scheduled transactions, and interest on debt.

(iii) Hedging policies:
For the purpose of reducing risks arising from fluctuations in exchange rates and interest rates involved in operational activities.

(iv) Method of assessing the effectiveness of hedging:
The effectiveness of a hedging transaction is in principle determined by comparing the cumulative change in the cash flows or market movement of the hedged item and that of the hedging instrument from the start of hedging to the time of assessing the effectiveness thereof.

However, if important conditions are common for the hedging instrument and the hedged asset, liability, or scheduled transaction, no such determination is made because it is apparent that 100% effectiveness in hedging was achieved.

(7) Accounting treatment of consumption tax:

Consumption tax is accounted for separately and is not included in each account.

5. Valuation of Consolidated Subsidiaries Assets and Liabilities

Assets and liabilities of consolidated subsidiaries are valued by the full market value method.

6. Amortization of Consolidated Adjustments

Consolidated adjustments are amortized on a straight-line basis over 5 years.

7. Appropriation of Retained Earnings

The consolidated statement of retained earnings is based on the profit appropriations of consolidated companies settled during the consolidated fiscal year.

8. Scope of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents include cash on hand, deposits on demand, and short-term, highly liquid investments with maturities of three months or less from the date of acquisition that are readily convertible to cash and are subject to only insignificant risk of changes in value.

II. Change of Important Information Constituting the Basis of Preparation of Financial Statements

(Accounting Standard for Impairment of Fixed Assets)

The Accounting Standard for Impairment of Fixed Assets (the "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (Business Accounting Council, August 8, 2002)) and the "Guidance on Accounting Standard for Impairment of Fixed Assets" (Guidance on Corporate Accounting Standard No. 6, October 31, 2003) have become applicable to consolidated financial statements for the consolidated fiscal year ended March 31, 2004. Accordingly, the Company has applied the standard and the guidance, effective from the fiscal year under review. As a result, net income before income taxes decreased by 1,528 million yen. Any effect thereof on segment information is stated in the relevant sections.

Accumulated losses on impairment of fixed assets are deducted directly from the amount of each asset pursuant to the Regulations Concerning Consolidated Financial Statements, as amended.

III. Changes in Display Methods

(Consolidated balance sheet)

Ownership interests for investment business partnerships, etc.

Information on ownership interests for investment business partnership, etc. which was included in "Others" under investment and other assets in the balance sheet until the last business year, is now included in and listed as securities held in investment account, as the ownership interests for investment business partnerships, etc. is now deemed to be securities as so required under the "Law on Partial Amendment of the Securities Exchange Act" (Law No. 97, June 9, 2004).

The ownership interests for investment business partnerships, etc. which was included in "others" under investment and other assets as of the last business year was 95 million yen.

(Consolidated statement of income)

Operation consignment income:

Operation consignment income, which used to be displayed as part of "Other non-operating income" in the consolidated statement of income, is displayed separately as "Operation consignment income", effective from the fiscal year under review, due to its increased importance.

For the prior fiscal year, "Other non-operating income" included 196 million yen of operation consignment income.

(Consolidated statement of cash flows)

Payments for acquisition of intangible assets on the consolidated statement of cash flows, which used to be displayed as part of "Other" cash flows from investing activities, is displayed separately as "Payments for acquisition of intangible assets", effective from the fiscal year under review, due to increased importance of its amount.

For the prior fiscal year, "Other" cash flows from investing activities included the payment of 543 million yen for acquisition of intangible assets.

IV. Additional Information

(Corporate size-based taxation)

As a result of the introduction of the corporate size-based taxation system, the value-added portion and capital portion of corporate enterprise taxes accounting for 217 million yen were treated as selling, general and administrative expenses in accordance with the "Practical Solution on Presentation for Corporate Size-Based Aspect of Corporate Enterprise Taxes on Income Statement" (Practical Solution Report No. 12: Accounting Standard Board of Japan, February 13, 2004).

V. Notes

(Notes to Consolidated Balance Sheets)

(In millions of yen, rounded down)

	Current fiscal year As of March 31, 2005	Prior fiscal year As of March 31, 2004
1. Accumulated Depreciation of Tangible Assets	48,057	43,679
2. Investments in Shares of Non-Consolidated Subsidiaries and Affiliated Companies		
Investments in securities (shares)...	7,946	6,319
3. Assets Offered as Security		
Cash and time deposits	80	80

(These amounts are offered as security upon acceptance of the guarantees of payments.)

4. Quasi-Guarantee Acts

The Company gave a quasi-guarantee (by submitting a letter of awareness and keep-well agreement) for the debt of the following company:

	Current fiscal year As of March 31, 2005	Prior fiscal year As of March 31, 2004
Company Name		
Maxim Hokkaido Co., Ltd.	-	150
5. Discounted notes receivable	-	144

6. Land Revaluation
Land used for business was revaluated in accordance with the Land Revaluation Law (Law No. 34, March 31, 1998) and the difference on revaluation is included in shareholders' equity.

Revaluation method: In order to calculate land values that form the basis of land tax calculations as set forth in Article 16 of the Land Price Tax Law (Law No. 69, May 2, 1991), stipulated by Article 2, item 4 of the Ordinance to Implement the Land Revaluation Law (Cabinet Order No. 119, March 31, 1998), the Company made rational adjustments, such as to prices by distance from road, based upon the procedure stipulated and promulgated by the Director of the National Tax Agency.

Revaluation date: March 31, 2002

As of March 31, 2005, the current market value of property that had been revalued was 779 million yen lower than the new post-revaluation book value of this property.

	Current fiscal year As of March 31, 2005	Prior fiscal year As of March 31, 2004
7. Number of issued shares of the Company (shares)..................	98,745,764	98,559,764
8. Shares of treasury stock held by consolidated subsidiaries and affiliated companies accounted for by the equity method (shares)	117,453	113,955

(Notes to Consolidated Statements of Income)

(In millions of yen, rounded down)

	Current fiscal year April 1, 2004 to March 31, 2005	Prior fiscal year April 1, 2003 to March 31, 2004
1. Major Components of Selling, General and Administrative Expenses		
Advertising expense	25,663	24,924
Officers' remuneration and employee salaries and benefits	19,545	17,769
Provision for employee retirement and severance benefits	820	723
Provision for officers' retirement and severance benefits	217	261
Research and development expense	19,508	18,434
Allowance for doubtful receivables	178	252
2. Total research and development expense (included in selling, general and administrative expenses)	19,508	18,434

3. Loss on Impairment of Property, Plant and Equipment

The Company and its consolidated subsidiaries group their fixed assets according to the classifications for management accounting based on each business unit, except for important idle assets, assets planned to be disposed of and assets for lease, for the purpose of recognizing the signs of impairment of fixed assets.

To establish a more sound financial base, the Company reduced the book values of the following idle assets and assets planned to be disposed of to the net sale values in the fiscal year under review and report the difference as a loss on impairment of property, plant and equipment:

Location	Item	Impairment Loss
Shimotsuga-gun, Tochigi-ken	Land, Building and Structure	703 million yen
Funabashi-shi, Chiba-ken	Funabashi-shi, Chiba-ken	702 million yen
Sendai-shi, Miyagi-ken, etc.	Sendai-shi, Miyagi-ken, etc.	121 million yen
Total	Total	1,528 million yen

For the purpose of calculating the net sale values, the land, building, etc. planned to be sold are calculated based on third-party appraisals and with regard to other assets, the individual marketable value thereof is estimated based on the appraised value of land facing a thoroughfare, etc.

4. Expense of Special Depreciation of Property, Plant and Equipment

Expense of special depreciation of property, plant and equipment is a special depreciation of the balance of the book value of the buildings and structures of the factory of the Company which is planned to shut down in the next fiscal year as a result the construction of a new factory, minus an amount equivalent to depreciation up to the planned removal.

(Notes to Consolidated Statement of Cash Flows)

(In millions of yen, rounded down)

	Current fiscal year April 1, 2004 to March 31, 2005	Prior fiscal year April 1, 2003 to March 31, 2004
1. Relationship between cash and cash equivalents at the end of the fiscal year and the amounts of accounts on the consolidated balance sheet		
Cash and deposits	81,228	77,433
Short-term investments	9,161	7,178
Total	90,389	84,612
Time deposits with maturities exceeding three months	(1,372)	(1,914)
Bonds - current portion	(499)	(504)
Cash and cash equivalents	88,517	82,193

(Others)

① Information by Segment

1. Information by Business Area

(In millions of yen, rounded down)

	Current Fiscal Year April 1, 2004 to March 31, 2005					
	Toys & Hobby	Life-style	Amusement	Video Game Software	Visual	Networks
I. Net Sales and Operating Income (Loss):						
Net sales						
(1) Sales to outside customers	145,720	20,223	16,636	38,499	32,514	10,416
(2) Inter-segment sales or transfers	1,264	48	1,338	15	1,062	250
Total	146,984	20,271	17,975	38,514	33,577	10,667
Operating expenses	135,711	18,859	17,425	34,145	28,371	8,949
Operating income	11,273	1,412	549	4,368	5,206	1,718
II. Assets, depreciation expense, Loss on impairment of property, plant and equipment and capital expenditures:						
• Assets	101,410	6,382	15,085	19,478	30,990	12,841
• Depreciation expense	4,541	27	834	274	427	129
• Loss on impairment of property, plant and equipment	522	66	-	38	-	-
• Capital expenditures	6,049	14	2,928	240	539	147

	Current Fiscal Year April 1, 2004 to March 31, 2005			
	Other	Total	Elimination or All Group	Consolidated
I. Net Sales and Operating Income (Loss):				
Net sales				
(1) Sales to outside customers	5,934	269,945	-	269,945
(2) Inter-segment sales or transfers	9,117	13,096	(13,096)	-
Total	15,051	283,042	(13,096)	269,945
Operating expenses	14,112	257,574	(12,027)	245,547
Operating income	938	25,467	(1,069)	24,398
II. Assets, depreciation expense, loss on impairment of property, plant and equipment and capital expenditures:				
• Assets	15,304	201,494	38,796	240,290
• Depreciation expense	1,137	7,371	574	7,946
• Loss on impairment of property, plant and equipment	-	628	900	1,528
• Capital expenditures	795	10,715	823	11,539

(In millions of yen, rounded down)

	Prior Fiscal Year April 1, 2003 to March 31, 2004					
	Toys & Hobby	Life-style	Amusement	Video Game Software	Visual	Networks
I. Net sales and operating income (Loss):						
Net sales						
(1) Sales to outside customers	144,328	18,963	14,635	38,759	30,942	10,061
(2) Inter-segment sales or transfers	1,491	95	847	24	916	193
Total	145,820	19,059	15,483	38,784	31,859	10,255
Operating expenses	134,166	17,008	14,928	32,559	26,317	8,295
Operating income (loss)	11,653	2,051	554	6,225	5,541	1,959
II. Assets, depreciation expense and capital expenditures:						
• Assets	100,863	6,072	11,774	16,504	27,362	9,900
• Depreciation expense	4,269	24	572	310	510	153
• Capital expenditures	5,671	16	633	268	440	131

	Prior Fiscal Year April 1, 2003 to March 31, 2004			
	Other	Total	Elimination or All Group	Consolidated
I. Net Sales and Operating Income(Loss):				
Net sales				
(1) Sales to outside customers	5,483	263,174	-	263,174
(2) Inter-segment sales or transfers	7,842	11,412	(11,412)	-
Total	13,325	274,587	(11,412)	263,174
Operating expenses	12,634	245,910	(10,386)	235,523
Operating income	691	28,676	(1,025)	27,651
II. Assets, depreciation expense and capital expenditures:				
• Assets	15,260	187,739	40,336	228,075
• Depreciation expense	1,100	6,941	207	7,148
• Capital expenditures	837	7,998	3,577	11,575

Notes: 1. The "business area" classification is in accordance with the classification adopted for internal management purposes.

2. Main products of each business area

(1) Toys & Hobby area:	Toys, candy toys, products toys for vending machines, cards, plastic models, etc.
(2) Life-style area:	Apparel, sundries, stationery, etc.
(3) Amusement area:	Amusement equipment, amusement prizes, management of amusement facilities, etc.
(4) Video Game Software area:	Game software for home game machines and portable game machines, etc.
(5) Visual area:	Visual works, visual software, etc.
(6) Networks area:	Mobile contents, on-demand video distribution, on-line game, etc.
(7) Other area:	Transportation and warehousing of products, leasing, real estate management, printing, etc.

3. Of the operating expenses, the unallocatable amounts included in "elimination or all group" were 1,873 million yen for the current fiscal year and 1,571 million yen for the prior fiscal year. Main components of these amounts include expenses incurred in the Company's general affairs and other administrative sections.

4. Of the assets, the amounts of assets of the Group included in "eliminations or all group" were 63,229 million yen for the current fiscal year, compared to 64,165 million yen for the prior fiscal year. This primarily consisted of the Company's working capital surplus (cash and time deposits), long-term investment funds (investment in securities), as well as administrative assets.

5. As stated in the "Change of Important Information Constituting the Basis of Preparation of Financial Statements", the Company has applied the Accounting Standard for Impairment of Fixed Assets, effective from the fiscal year under review. As a result, assets decreased by the amount of loss on impairment of property, plant and equipment in the above table.

2. Information by Place-of-Business Segment

(In millions of yen, rounded down)

	Fiscal Year April 1, 2004 to March 31, 2005						
	Japan	America	Europe	Asia, excluding Japan	Total	Elimination or all group	Consolidated
I. Net sales and operating income (loss)							
Net Sales							
(1) Sales to outside customers	219,221	20,749	21,744	8,230	269,945	-	269,945
(2) Inter-segment sales or transfers	5,666	1,096	-	22,606	29,369	(29,369)	-
Total	224,888	21,845	21,744	30,837	299,315	(29,369)	269,945
Operating expenses	201,847	24,573	17,776	28,856	273,053	(27,506)	245,547
Operating income (loss)	23,040	(2,728)	3,967	1,980	26,261	(1,863)	24,398
II. Assets	151,709	14,200	23,861	11,266	201,037	39,252	240,290

(In millions of yen, rounded down)

	Prior Fiscal Year April 1, 2003 to March 31, 2004						
	Japan	America	Europe	Asia, excluding Japan	Total	Elimination or all group	Consolidated
I. Net sales and operating income							
Net sales							
(1) Sales to outside customers	208,157	26,921	22,271	5,823	263,174	-	263,174
(2) Inter-segment sales or transfers	5,048	799	-	22,624	28,472	(28,472)	-
Total	213,206	27,721	22,271	28,448	291,647	(28,472)	263,174
Operating expenses	191,779	26,092	18,145	26,428	262,445	(26,921)	235,523
Operating income	21,426	1,629	4,126	2,019	29,201	(1,550)	27,651
II. Assets	137,940	18,535	20,277	9,640	186,394	41,681	228,075

Notes: 1. Method of Classification of Countries and Areas by Segment and Main Countries Belonging to Each Segment

(1) Classification of countries and areas by segment is based on geographical proximity.

(2) Main countries or areas included in each segment

(i) America: the United States, Canada

(ii) Europe: France, the United Kingdom, Spain

(iii) Asia, excluding Japan: Hong Kong, Thailand, South Korea

2. Of the operating expenses, the unallocatable amounts included in "elimination or all group" were 1,873 million yen for the current fiscal year and 1,571 million yen for the prior fiscal year. Main components of these amounts include expenses incurred in the Company's general affairs and other administrative sections.

3. Of the assets, the amounts of assets of the Group included in "eliminations or all group" were 63,229 million yen for the current fiscal year, compared to 64,165 million yen for the prior fiscal year. This primarily consisted of the Company's working capital surplus (cash and time deposits), long-term investment funds (investment in securities), as well as administrative assets.

4. As stated in the "Change of Important Information Constituting the Basis of Preparation of Financial Statements", the Company has applied the Accounting Standard for Impairment of Fixed Assets, effective from the fiscal year under review. As a result, assets decreased by 628 million yen in Japan and assets of the Group decreased by 900 million yen, respectively.

3. Foreign Sales

(In millions of yen, rounded down)

	Current Fiscal Year April 1, 2004 to March 31, 2005			
	America	Europe	Asia, excluding Japan	Total
I. Foreign Sales:	22,070	21,960	8,085	52,116
II. Consolidated Sales:	-	-	-	269,945
III. Share of Sales to Customers Outside Japan	8.2%	8.1%	3.0%	19.3%

(In millions of yen, rounded down)

	Prior Fiscal Year April 1, 2003 to March 31, 2004			
	America	Europe	Asia, excluding Japan	Total
I. Foreign Sales:	28,051	22,732	6,066	56,850
II. Consolidated Sales:	-	-	-	263,174
III. Share of Sales to Customers Outside Japan	10.7%	8.6%	2.3%	21.6%

Notes: 1. Net foreign sales are defined as total net sales by the Company and its consolidated subsidiaries in countries and areas other than Japan.

2. Method of Classification of Countries and Areas by Segment and Main Countries Belonging to Each Segment

(1) Classification of countries and areas by segment is based on geographical proximity.

(2) Main countries or areas included in each segment

(i) America: the United States, Canada

(ii) Europe: France, the United Kingdom, Spain

(iii) Asia, excluding Japan: Hong Kong, Singapore, Thailand, South Korea, Australia

② Lease transaction

Descriptions are omitted as information is disclosed via EDINET (Electronic Disclosure for Investors' NETwork).

③ Related Party Transactions for the Current Fiscal Year (April 1, 2004 to March 31, 2005)

1. Officers and individual shareholders

Category:	Officer
Name:	Koji Yanase
Address:	-
Occupation:	Corporate Auditor of the Company Attorney-at-law
Transaction:	Attorney retainer and expenses
Amount:	¥8 million
Accounts:	-

Note: The transaction amounts above do not include consumption taxes.

2. Subsidiaries

Category:	Associated company
Name:	Happinet Corp.
Location:	Taito-ku, Tokyo
Capital:	¥2,751 million
Business:	Wholesaling of toys, video games and amusement-related products
Voting rights ownded by Bandai:	Direct: 24.3% Indirect: 0.5%
Relationship:	1) Managerial relationships: - 2) Business relationships: sales agent for the Company
Transaction:	Sales of products for the Company (note 2)
Amount:	¥37,501 million
Accounts:	Accounts receivable-trade, balance 7,070 million yen

Notes:
1. The transaction amounts above do not include consumption taxes, while the balance of accounts receivable-trade at the end of the period includes consumption taxes.
2. The transactions with Happinet Corp.are conducted under the same conditions as our other customers.

④ Tax Effect Accounting

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2005)
1. Significant components of deferred tax assets and liabilities	
Deferred tax assets:	
Excess depreciation of fixed assets	4,150
Losses carried forward	2,724
Inventory valuation loss	2,017
Securities valuation losses	1,545
Accrued employee bonuses	1,199
Research and development costs	1,061
Excess allowance for doubtful receivables	1,009
Loss on impairment of property, plant and equipment	702
Officers' retirement and severance benefits	418
Accrued enterprise taxes etc,	321
Deferred excess depreciation of assets	223
Employee retirement and severance benefits	182
Other	1,290
Sub total deferred tax assets	16,848
Valuation allowance	(6,066)
Total deferred tax assets	10,781
Deferred tax liabilities:	
Retained earnings of foreign consolidated subsidiaries	(3,418)
Other securities valuation difference	(2,496)
Reserve for deferred income tax on fixed assets	(177)
Other	(40)
Total deferred tax liabilities	(6,134)
Net deferred tax assets	4,647

(Note) Net deferred tax assets are reported on the consolidated balance sheet as:

Current assets - Deferred tax assets	4,406
Fixed assets - Deferred tax assets	1,021
Current liabilities - Other (deferred tax liabilities)	(120)
Long - term liabilities - Other (deferred tax liabilities)	(660)

In addition to the above, deferred tax assets and liabilities due to land revaluation recorded as "deferred tax liabilities – land revaluation" are as follows:

Deferred tax assets due to land revaluation	9,415
Valuation allowance	(9,212)
Total deferred tax assets	202
Deferred tax liabilities due to land revaluation	(1,110)
Total deferred tax liabilities	(907)

2. Principal reasons for significant differences between normal effective statutory tax rate and the actual effective tax rate after application of tax effect accounting:

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2005)
Effective statutory tax rate	41.0%
(Adjustments)	
Increase in valuation allowance related to deferred tax assets	12.5
Permanent nondeductible expense such as entertainment expense	1.2
Inhabitants tax lump-sum payments	0.5
Recognition of temporary difference related to subsidiary investment	(4.7)
Tax credit such as special incentive measures for IT investment	(0.6)
Exclusion of dividends received from gross revenue	(0.4)
Other	(0.9)
Actual effective tax rate after application of tax effect accounting	48.6

⑤ Marketable Securities

1. Bonds Held to Maturity with Market Values

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2005)			Prior fiscal year (ended March 31, 2004)		
	Balance Sheet	Market Price	Difference	Balance Sheet	Market Price	Difference
Bonds Held to Maturity (Market price exceeds balance sheet amount)						
(i) Government and Local Government Bonds, etc...	-	-	-	-	-	-
(ii) Corporate Bonds	-	-	-	-	-	-
(iii) Other	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-
(Market price does not exceed balance sheet amount)						
(i) Government and Local Government Bonds, etc...	9	9	-	9	9	-
(ii) Corporate Bonds	-	-	-	-	-	-
(iii) Other	-	-	-	-	-	-
Subtotal	9	9	-	9	9	-
Total	9	9	-	9	9	-

2. Other Securities with Market Values

	Current fiscal year (ended March 31, 2005)			Prior fiscal year (ended March 31, 2004)		
	Acquisition Cost	Balance Sheet	Difference	Acquisition Cost	Balance Sheet	Difference
Other securities (Balance sheet amount exceeds acquisition cost)						
(i) Equity securities	2,026	8,177	6,151	2,228	7,608	5,380
(ii) Bonds						
Corporate Bonds..........	-	-	-	-	-	-
(iii) Other.............................	82	83	-	2	2	-
Subtotal	2,108	8,261	6,152	2,230	7,610	5,380
(Balance sheet amount does not exceed acquisition cost)						
(i) Equity securities	470	404	(66)	142	128	(14)
(ii) Bonds						
Corporate Bonds..........	-	-	-	-	-	-
(iii) Other.............................	-	-	-	5	5	-
Subtotal	470	404	(66)	147	133	(14)
Total	2,579	8,665	6,085	2,377	7,743	5,366

Note: Stocks and other securities with market values included in Other Securities were recognized 28 million yen for the prior fiscal year and 8 million yen for the current fiscal year as impairment losses. These were:

Stocks whose fair value fell 50% or more: all stocks

Stocks whose fair value fell between 30 and 50%(not inclusive): stocks for which no recovery is expected

3. Other marketable securities sold during the prior and current fiscal years

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2004 to March 31, 2005)	Prior fiscal year (April 1, 2003 to March 31, 2004)
Proceeds of sale	2,972	1,666
Total gains on sale	2,268	827
Total losses on sale	-	16

4. Principal Securities Not Valued at Market Value

Current Fiscal Year (ended March 31, 2005)

(In millions of yen, rounded down)

	See Balance Sheet
(1) Bonds Held to Maturity	534
Unlisted bonds	534
(2) Other securities	9,438
(i) Unlisted stocks (excluding OTC stocks)	708
(ii) Unlisted bonds	-
(iii) FFF (Free Financial Fund)	-
(iv) MMF	5,661
(v) CP	2,999
(vi) Other	68
(3) Subsidiaries' and affiliates' stocks	2,534
Unlisted stocks	2,534

Prior Fiscal Year (ended March 31, 2004)

(In millions of yen, rounded down)

	See Balance Sheet
(1) Bonds Held to Maturity	1,536
Unlisted bonds	1,536
(2) Other securities	6,320
(i) Unlisted stocks (excluding OTC stocks)	641
(ii) Unlisted bonds	5
(iii) FFF (Free Financial Fund)	72
(iv) MMF	3,102
(v) CP	2,499
(3) Subsidiaries' and affiliates' stocks	1,874
Unlisted stocks	1,874

5. Redemption Amounts for Other Marketable Securities with Maturities and Bonds which are to be held to Maturity

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2005)				Prior fiscal year (ended March 31, 2004)			
	One year or less	More than one, up to five years	More than five, up to ten years	More than ten years	One year or less	More than one, up to five years	More than five, up to ten years	More than ten years
(Bonds)								
Government and Local Government Bonds, etc.	499	9	-	-	1,499	9	-	-
Corporate Bonds......................	-	-	34	-	5	-	36	-
Total	499	9	34	-	1,504	9	36	-

⑥ Derivative Transaction

Descriptions are omitted as information is disclosed via EDINET (Electronic Disclosure for Investors' NETwork).

⑦ Retirement and Severance Benefits

1. Retirement plan types

The Company has established as fixed benefit types, a qualified retirement benefit plan and comprehensive employees' pension fund. The employees' pension fund was dissolved as of January 28, 2005 upon approval thereof by the Minister of Health, Labour and Welfare as of the same day. Such treatment has no impact on the Group's profit or loss. Additional benefits may also be paid at retirement. The Company changed from a retirement lump-sum grant system to the current qualified retirement benefit plan as of March 1, 1984.

Domestic consolidated subsidiaries (excluding some subsidiaries) have established as fixed benefit types, qualified retirement benefit plans, retirement lump-sum grants, or comprehensive employees' pension funds. The employees' pension funds of some consolidated subsidiaries were dissolved as of January 28, 2005 upon approval thereof by the Minister of Health, Labour and Welfare as of the same day. Such treatment has no impact on the Group's profit or loss. Additional benefits may also be paid at retirement.

Some foreign consolidated subsidiaries have established defined contribution types.

2. Retirement benefit liabilities

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2005)	Prior fiscal year (ended March 31, 2004)
① Projected benefit obligations	(6,612)	(5,968)
② Plan assets at fair value	4,868	4,203
③ Projected benefit obligation in excess of plan assets (①+②)	(1,744)	(1,765)
④ Unrecognized transition liability	-	-
⑤ Unrecognized actuarial gain/loss	1,313	1,473
⑥ Unrecognized prior service liability (reduction in liability)	-	-
⑦ Net retirement and severance benefits recognized on the balance sheets (③+④+⑤+⑥)	(430)	(291)
⑧ Prepaid pension expense	196	242
⑨ Accrued retirement and severance benefits(⑦−⑧)	(627)	(534)

Notes: 1. In addition to the plan assets shown above, there are also 7,680 million yen for the current fiscal year and 1,922 million yen for the prior fiscal year in plan assets under the employees' pension fund (accounted for by the ratio of contribution).

2. To calculate retirement benefit liabilities, some subsidiaries have adopted the simplified method.

3. Retirement benefit expenses

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2005)	Prior fiscal year (ended March 31, 2004)
① Service cost for benefits earned - net of employee contributions	657	575
② Interest cost on projected benefit obligation	117	126
③ Estimated return on plan assets	(90)	(85)
④ Transition liability charged off	-	-
⑤ Amortization of unrecognized actuarial gain	182	173
⑥ Amortization of prior service cost	46	-
⑦ Net periodic cost (total ①—⑥)	913	790

Notes: 1. In addition to the retirement benefit expenses shown above, there are also 359 million yen for the prior fiscal year and 422 million yen for the current fiscal year in contributions to the employees' pension fund charged to cost of sales and selling, general and administrative expenses. Additional benefits are 119 million yen for the prior fiscal year and 146 million yen for the current fiscal year.

2. Retirement benefit expenses for the subsidiaries which have adopted the simplified method are included in ① service cost above.

3. A portion of overseas defined contribution values related to the establishment of a defined contribution pension plan has been recorded as ① service cost.

4. Key factors in calculation of retirement benefit liabilities

	Current fiscal year (ended March 31, 2005)	Prior fiscal year (ended March 31, 2004)
① Method of the benefit attribution:	"Benefit/year-of-service"	"Benefit/year-of-service"
② Discount rate:	2.0%	2.0% - 2.5%
③ Estimated rate of return on plan assets:	2.0% - 3.0%	2.5% - 3.0%
④ Period of amortization of unrecognized actuarial gain or loss:	Amortized in equal amounts over 10 years from the following consolidated fiscal year (within the average remaining period of service for affected employees).	

(Important subsequent event)

Management Integration Through Establishment of a Joint Holding Company

Bandai Co., Ltd. (hereinafter "Bandai") and NAMCO LIMITED (hereinafter "Namco") resolved at the meetings of their respective Boards of Directors held on May 2, 2005, to establish Namco Bandai Holdings Inc. (hereinafter the "Holding Company") as a joint holding company through a share-for-share exchange (*kabushiki-iten*), subject to approvals thereof at their respective general meetings of shareholders and other required formalities, and entered into a share-for-share exchange agreement.

1. Purpose of the share-for-share exchange

In the entertainment industry in the world, global competition has moved into high gear with the prevalence and expansion of the networking environment due to technological innovations. In addition, in the domestic market, while the number of children has declined due to declining birth rates and people's interests and diversions have diversified, to continue to secure profits on a constant basis, we are strongly required to win customers by aggressively promoting researches and developments and creating and providing attractive products and services. To be on a winning team in this changing and severely competitive market, further expand and develop business and increase the enterprise value, we have determined it best for Bandai and Namco to integrate their management and select and concentrate their management resources under the common philosophy and strategies.

The Holding Company will integrate and mutually complement Bandai's strengths, character merchandising, and Namco's strengths, game contents, game developing capabilities and a wide network of amusement facilities, to have a synergistic effect in the entertainment industry. In the medium- and long-term perspectives, we aim to establish a new business model to win global competition.

2. Terms of the share-for-share exchange, etc.

(1) Outline of the schedule:

June 23, 2005 (expected)	General meeting of shareholders to approve of the share-for-share exchange (Bandai)
June 25, 2005 (expected)	General meeting of shareholders to approve of the share-for-share exchange (Namco)
September 22, 2005 (expected)	Delisting date (Namco and Bandai)
September 29, 2005 (expected)	Date for executing the share-for-share exchange (listing date for the shares of the Holding Company)
September 29, 2005 (expected)	Effective date of the share-for-share exchange (date of registration of establishment of the Holding Company on the commercial register)

However, should any unavoidable event occur in the course of the procedures hereafter, Namco and Bandai may change the above schedule upon mutual consultation.

(2) Share-for-share exchange ratios:

Upon the share-for-share exchange, the shares of the Holding Company will be allotted in exchange for the respective shares of Bandai and Namco at the following ratios:

1.5 shares of common stock of the Holding Company for one share of common stock of Bandai

1 share of common stock of the Holding Company for one share of common stock of Namco

Accordingly, the number of shares to be issued by the Holding Company will be 258,296,882 shares.

(3) Cash payments upon the share-for-share exchange

The Holding Company will pay 18 yen per Bandai share and 12 yen per Namco share to the respective final shareholders of Bandai and Namco as of the day immediately preceding the date for executing the share-for-share exchange, as cash payments upon the share-for-share exchange, in lieu of interim dividends of Namco and Bandai for the year ending March 31, 2006.

However, the amounts of such cash payments may be changed based on consultation among Bandai, Namco and the Holding Company according to circumstances, including the conditions of assets and liabilities of Bandai and Namco and changes in the economic conditions.

(4) Actions to be taken in respect of the stock acquisition rights issued by Bandai

The Holding Company to be established will file an application for the listing of its shares on the Tokyo Stock Exchange. Accordingly, the respectively shares of common stock of Bandai and Namco currently listed on the Tokyo Stock Exchange are scheduled to be delisted as of September 22, 2005. In addition, in connection with the scheduled delisting of the shares of Bandai as a result of the share-for-share exchange as described in (4) above, the following actions will be taken in respect of the stock acquisition rights issued by Bandai as follows:

(i) Stock acquisition rights resolved at the ordinary general meeting of shareholders held on June 26, 2001: As the bonds with such stock acquisition rights are scheduled to be redeemed at maturity on June 27, 2005, the stock acquisition rights will have expired at the time of the integration.

(ii) Stock acquisition rights resolved at the ordinary general meeting of shareholders held on June 24, 2004: Necessary procedures will be followed to cancel all outstanding stock options without consideration no later than June 24, 2005.

3. Outline of the Holding Company

(1)	Trade name:	Kabushiki Kaisha Bandai Namco Holdings (English name: NAMCO BANDAI Holdings Inc.)
(2)	Contents of business:	Management of and support to the operating activities of its subsidiaries through holding their shares
(3)	Location of head office:	Minato-ku, Tokyo (expected)
(4)	Capital:	¥10,000 million (expected)
(5)	Capital reserve:	The aggregate net assets of Bandai and Namco outstanding as of the effective date of the share-for-share exchange with the deduction of the above capital and the aggregate cash payments upon the share-for-share exchange (expected)

4. Outline of NAMCO LIMITED

(1)	Contents of business:	Development, manufacture and sale of amusement equipment for industrial use and game software for home use, and operation of amusement facilities
(2)	Establishment:	June 1955
(3)	Location of head office:	8-5, Tamagawa 2-chome, Ota-ku, Tokyo

(4)	Representative:	Shigeichi Ishimura President and Representative Director
(5)	Capital:	¥27,369 million (As of September 30, 2004)
(6)	Shareholders' equity :	¥94,811 million (As of September 30, 2004)
(7)	Total assets:	¥122,460 million (As of September 30, 2004)

5. Others

In connection with the establishment of the joint holding company, Bandai acquired 7,000,000 shares of Namco for 10,535 million yen on May 2, 2005.

5. Production, Orders Received and Net Sales

1. Production

Production by business area segment during the current fiscal year is as follows:

(In millions of yen, rounded down)

	Amount	Change from prior fiscal year
Toys & hobby area	8,883	(1.9)%
Life-style area	-	-
Amusement area	-	-
Video Game software area	-	-
Visual area	16,623	(8.9)%
Network area	-	-
Other business areas	-	-
Total	25,506	(6.6)%

Notes: 1. The above amounts are stated at manufacturing cost.
2. Fees for using rights of commercialization are included in the above amounts.
3. The above amounts were obtained after elimination of inter-business area transactions.

2. Orders Received

Orders received by business area segment during the current fiscal year are as follows:

(In millions of yen, rounded down)

	Orders Received	Change from prior fiscal year	Order Backlog	Change from prior fiscal year
Toys & hobby area	681	(32.4)%	17	(82.9)%
Life-style area	-	-	-	-
Amusement area	-	-	-	-
Video Game software area	-	-	-	-
Visual area	3,943	26.2%	1,446	36.6%
Networks area	-	-	-	-
Other business areas	-	-	-	-
Total	4,625	11.9%	1,464	25.9%

Note: The above amounts were obtained after elimination of inter-business area transactions.

3. Net Sales

Net sales by area segment during the current fiscal year are as follows:

(In millions of yen, rounded down)

	Amount	Change from the prior interim period
Toys & Hobby area	146,984	0.8%
Life-style area	20,271	6.4%
Amusement area	17,975	16.1%
Video Game Software area	38,514	(0.7%)
Visual area	33,577	5.4%
Networks area	10,667	4.0%
Other business areas	15,051	13.0%
Elimination	(13,096)	-
Total	269,945	2.6%

Note: Net sales by principal customer and the ratio thereof to total net sales are as follows:

(In millions of yen, rounded down, except where noted)

Customer	Current Fiscal Year April 1, 2004 to March 31, 2005		Prior Fiscal Year April 1, 2003 to March 31, 2004	
	Amount	Ratio	Amount	Ratio
Happinet JP Corp.	-	-	33,831	12.9%
Happinet Corp.	43,985	16.3%	-	-

Note: Happinet Corp. merged Happinet JP Corp. as of April 1, 2004.

- E N D -

May 10, 2005

Financial Statements (Non-Consolidated)
For the Year Ended March 31, 2005

BANDAI CO., LTD.
Stock Code: 7967
(URL http://www.bandai.co.jp/)

Stock Exchange: Tokyo Stock Exchange (TSE)
Head office: Tokyo, Japan

Representative:	Takeo Takasu President and Representative Director
Person to contact:	Hiroshi Kawasaki General Manager, President's Office TEL: 03-3847-5005
Date of the meeting of the Board of Directors for account settlement:	May 10, 2005
Policy of interim dividend payment:	Yes
Date of dividend payment:	June 24, 2005
Date of the Annual Shareholders' Meeting:	June 23, 2005
Adoption of a system of unit of shares:	Yes (One unit of shares: 100 shares)

All data in millions of yen, rounded down, except dividends, per share amounts and percents.

1. Business Results for the Year Ended March 31, 2005
(1) Non-Consolidated Operating Results

(In millions of yen, rounded down except where noted)

	Net Sales		Operating Income		Recurring Income	
Fiscal Year Ended March 31, 2005	132,530	3.0%	11,422	0.4%	13,305	5.9%
Fiscal Year Ended March 31, 2004	128,655	2.7%	11,370	1.8%	12,564	5.0%

	Net Income		Net Income Per Share	Fully Diluted Earnings Per Share
Fiscal Year Ended March 31, 2005	6,696	(4.1%)	66.91 yen	66.85 yen
Fiscal Year Ended March 31, 2004	6,986	22.4%	70.19 yen	70.05 yen

	Return on Equity (ROE)	Return on Assets (ROA)	Return on Sales
Fiscal Year Ended March 31, 2005	7.3%	9.0%	10.0%
Fiscal Year Ended March 31, 2004	7.8%	8.3%	9.8%

Notes: 1) Average number of outstanding shares during the fiscal year:
Fiscal year ended March 31, 2005: 98,611,771 shares
Fiscal year ended March 31, 2004: 98,085,868 shares
2) Changes in accounting procedure: yes
3) All percentages represent changes compared to the prior fiscal year.

(2) State of Dividends

(In millions of yen, rounded down except where noted)

	Interim Dividend Per Share	Year End Dividend Per Share	Annual Dividend Per Share
Fiscal Year Ended March 31, 2005	7.50 yen	22.50 yen	30.00 yen
Fiscal Year Ended March 31, 2004	15.00 yen	7.50 yen	22.50 yen

	Total Dividends	Dividend Payout Ratio	Ratio of Dividends to Shareholders' Equity
Fiscal Year Ended March 31, 2005	2,960	44.8%	3.1%
Fiscal Year Ended March 31, 2004	1,473	21.4%	1.7%

Note: Each share of common stock of the Company was split into two shares as of November 20, 2003. The annual dividend per share for the fiscal year ended March 31, 2004 calculated as if such stock split were made at the beginning of the prior fiscal year is 15.00 yen.

(3) Non-Consolidated Financial Position

(In millions of yen, rounded down except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity Per Share
Fiscal Year Ended March 31, 2005	148,417	94,302	63.5%	954.57 yen
Fiscal Year Ended March 31, 2004	148,467	88,934	59.9%	901.81 yen

Notes: 1) Total number of issued shares at the end of the fiscal year:
Fiscal year ended March 31, 2005: 98,687,658 shares
Fiscal year ended March 31, 2004: 98,505,151 shares

2) Total number of treasury stocks at the end of the fiscal year:
Fiscal year ended March 31, 2005: 58,106 shares
Fiscal year ended March 31, 2004: 54,613 shares

2. Fiscal Year 2005 Full Year Projections (April 1, 2005 - March 31, 2006)

(In millions of yen, rounded down)

	Net Sales	Recurring Income	Net Income
Interim Period Ending September 30, 2005	70,000	4,000	2,300
Fiscal Year Ending March 31, 2006	145,000	12,500	7,000

Reference: Projected net income per share for fiscal year 2005 (full year): 69.93 yen

※1 The above projections are based on the information available to management as of the date hereof, and estimates involving uncertain factors thought likely to have an effect on future results as of the date hereof. Actual results may differ materially from these projections for a variety of factors in the future. With regard to the estimates as grounds for the results projections and the caution relating to the use of such results projections, please refer to page 20 hereof.

※2 As described on pp.48 – 50, the Company has agreed with NAMCO LIMITED to integrate management by establishing a joint holding company as of September 29, 2005. The above projections represent those of Bandai Co., Ltd. The projections of consolidated operating results of the joint holding company will be publicized hereafter.

The joint holding company will make cash payments upon the share-for-share exchange in the amounts of 18 yen per share to the shareholders of Bandai and 12 yen per share to the shareholders of Namco who appear on their respeciteve final registers of shareholders as of the day immediately preceding the effective date of the share-for-share exchange, in lieu of interim dividends for the fiscal year ending March 31, 2006.

1. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

(In millions of yen, rounded down)

	Current fiscal year (As of March 31, 2005)		Prior fiscal year (As of March 31, 2004)		Change
	Amount	%	Amount	%	Amount
(Assets)					
I. CURRENT ASSETS:	**79,416**	**53.5**	**76,787**	**51.7**	**2,628**
Cash and time deposits	38,741		38,693		
Notes receivable	1,538		1,667		
Accounts receivable – trade	24,558		20,553		
Short-term investments	2,004		3,003		
Inventories	1,757		1,377		
Advance payments	1,711		1,829		
Deposit	2,549		2,361		
Prepaid expenses	177		210		
Short-term loans receivable	3,350		3,465		
Accounts receivable–other	1,142		1,098		
Deferred tax assets – current	2,281		2,635		
Other current assets	34		22		
Allowance for doubtful receivables	(429)		(131)		

(In millions of yen, rounded down)

	Current fiscal year (As of March 31, 2005)		Prior fiscal year (As of March 31, 2004)		Change
	Amount	%	Amount	%	Amount
(Assets)					
II. FIXED ASSETS:	**69,001**	**46.5**	**71,680**	**48.3**	**(2,678)**
1. Property, plant and equipment	27,224	18.3	26,128	17.6	1,095
Buildings	7,068		7,745		
Structures	104		127		
Machinery and equipment	206		254		
Vehicles	9		13		
Tools, equipment and fixtures	5,599		4,400		
Land	13,949		12,627		
Construction in progress	288		958		
2. Intangible Assets	781	0.6	878	0.6	(97)
3. Investments and other assets	40,995	27.6	44,672	30.1	(3,676)
Investment securities	4,281		4,396		
Investment in affiliated companies' stocks	30,558		32,095		
Investment in affiliated companies' bonds	-		10		
Investment	82		82		
Long-term loans	350		-		
Long-term loans to affiliated companies	3,596		3,572		
Bad debt, etc.	110		622		
Long-term prepaid expenses	27		3		
Deferred tax assets – non-current	3,215		5,021		
Other Investments	798		785		
Allowance for doubtful receivables	(2,022)		(1,916)		
TOTAL ASSETS	**148,417**	**100.0**	**148,467**	**100.0**	**(49)**

(In millions of yen, rounded down)

	Current fiscal year (As of March 31, 2005)		Prior fiscal year (As of March 31, 2004)		Change
	Amount	%	Amount	%	Amount
(Liabilities)					
I. CURRENT LIABILITIES:	**37,382**	**25.2**	**32,425**	**21.8**	**4,957**
Notes payable – trade	1,489		1,330		
Accounts payable – trade	14,443		13,271		
Bonds – current portion	10,000		-		
Accounts payable – other	8,017		10,448		
Accrued income taxes	448		4,537		
Accrued consumption taxes	181		30		
Accrued expenses	2,588		2,647		
Deposits received	61		54		
Unearned revenues	52		33		
Other current liabilities	100		72		
II. LONG-TERM LIABILITIES:	**16,731**	**11.3**	**27,107**	**18.3**	**(10,376)**
Bonds	15,000		25,000		
Accrued retirement and severance benefits	129		118		
Officers' retirement and severance benefits	-		494		
Deferred tax liabilities, land revaluation difference	898		804		
Other long-term liabilities	704		689		
TOTAL LIABILITIES:	**54,114**	**36.5**	**59,533**	**40.1**	**(5,418)**
(Stockholders' Equity)					
I. Common stock	24,466	16.5	24,292	16.4	173
II. Additional paid-in capital	23,799	16.0	23,625	15.9	173
Capital reserve	23,798		23,625		
III. Retained earnings	66,325	44.7	61,343	41.3	4,981
1. Retained earnings appropriated for legal reserves	1,645		1,645		
2. Voluntary reserves	58,001		52,613		
(1) Reserve for deferred income tax on fixed assets	238		249		
(2) General reserves	57,763		52,363		
3. Unappropriated retained earnings at the end of the period	6,678		7,084		
IV. Land revaluation difference	(21,410)	(14.4)	(21,545)	(14.5)	135
V. Other securities valuation differences	1,240	0.8	1,325	0.9	(85)
VI. Treasury stock	(117)	(0.1)	(108)	(0.1)	(8)
Total Stockholders' Equity	**94,302**	**63.5**	**88,934**	**59.9**	**5,368**
Total Liabilities and Stockholders' Equity	**148,417**	**100.0**	**148,467**	**100.0**	**(49)**

(2) Non-Consolidated Statements of Income

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2004 to March 31, 2005)		Prior fiscal year (April 1, 2003 to March 31, 2004)		Change
	Amount	%	Amount	%	Amount
I. Net Sales	**132,530**	**100.0**	**128,655**	**100.0**	**3,875**
II. Cost of Sales	77,165	58.2	75,531	58.7	1,633
Gross Profit	**55,365**	**41.8**	**53,123**	**41.3**	**2,242**
III. Selling, General and Administrative Expenses	43,943	33.2	41,752	32.5	2,190
Operating Income	**11,422**	**8.6**	**11,370**	**8.8**	**51**
IV. Non-Operating Income	**2,339**	**1.8**	**1,724**	**1.4**	**614**
Interest income	49		44		
Interest on securities	7		3		
Dividend income	1,164		823		
Gain on sale of short-term investments	66		22		
Rental income	646		474		
Foreign exchange gain	208		-		
Other non-operating income	196		355		
V. Non-Operating Expenses	**455**	**0.4**	**531**	**0.4**	**(75)**
Interest on bonds	149		327		
Leased asset expenses	278		158		
Foreign exchange loss	-		12		
Other non-operating expenses	28		32		
Recurring Income	**13,305**	**10.0**	**12,564**	**9.8**	**741**
VI. Extraordinary Income	**1,112**	**0.9**	**1,910**	**1.5**	**(797)**
Gain on sale of investment securities	-		302		
Gain on sale of equities of affiliated companies	1,065		1,523		
Reversal of reserve for losses on investments	-		6		
Reversal of allowance for doubtful receivables	46		77		

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2004 to March 31, 2005)		Prior fiscal year (April 1, 2003 to March 31, 2004)		Change
	Amount	%	Amount	%	Amount
VII. Extraordinary Loss	**2,908**	**2.2**	**2,805**	**2.2**	**102**
Loss on sale of property, plant and equipment	7		5		
Loss on disposal of property, plant and equipment	174		475		
Loss on impairment of property, plant and equipment	1,528		-		
Expense of special depreciation of property, plant and equipment	104		-		
Loss on valuation of investments securities	40		38		
Loss on valuation of investments in affiliated companies	464		885		
Provision for allowance for doubtful receivables	588		1,400		
Net income before income taxes	**11,510**	**8.7**	**11,669**	**9.1**	**(159)**
Corporate income, inhabitant and enterprise taxes	**2,500**	**1.9**	**6,390**	**5.0**	**(3,890)**
Tax adjustments	**2,313**	**1.7**	**(1,707)**	**(1.3)**	**4,020**
Net income	**6,696**	**5.1**	**6,986**	**5.4**	**(289)**
Balance brought forward	**855**		**833**		
Reversal of land revaluation difference	**(135)**		**-**		
Interim cash dividend	**739**		**735**		
Unappropriated retained earnings	**6,678**		**7,084**		

(3) Proposed Appropriation of Retained Earnings

(In millions of yen, rounded down)

	Date of Annual Shareholders' Meeting for the current fiscal year ended March 31, 2005 (June 23, 2005) (expected)		Date of Annual Shareholders' Meeting for the prior fiscal year ended March 31, 2004 (June 24, 2004)	
I. Unappropriated retained earnings		6,678		7,084
II. Reversal of voluntary reserve				
Reversal of reserve for deferred income tax on fixed assets	7	7	11	11
Total		6,685		7,096
III. To be allocated in the following manner:				
1. Cash dividends	2,220		738	
2. Bonuses to officers	99		101	
(Bonuses to corporate auditors)	(6)		(6)	
3. Voluntary reserve				
General reserve	3,350	5,669	5,400	6,240
IV. Unappropriate retained earnings carried forward		1,016		855

I. Information Concerning Accounting Policies

1. Valuation Basis and Methods for Marketable Securities:

(1) Bonds to be held to maturity:
Stated at amortized cost (straight-line method)

(2) Shares of subsidiaries and associated companies:
Stated at cost based under the moving average method.

(3) Other securities:
Securities with market values:
- Stated at market value using, among others, market prices on the current period end date (valuation differences are reflected directly in shareholders' equity and cost of sales is calculated through the moving average method.)

Securities without market values:
- Stated at cost under the moving average method
- Stated at cost based on the moving average method. However, with respect to contributions to limited liability partnerships for investment businesses and similar partnerships, the amount corresponding to the equity holding of the partnership's assets is stated as investment in securities, and the amount corresponding to the profit or loss acquired through the operations of the partnership is stated as profit or loss for the fiscal year.

2. Valuation Basis and Valuation Methods for Delivertive, etc.:

Stated at cost

3. Valuation Basis and Valuation Methods for Inventories:

Stated at cost under the gross average method.

4. Depreciation Methods for Fixed Assets:

(1) Tangible fixed assets:
Declining balance method is used. However, for buildings (excluding equipment attached thereto) acquired on or after April 1, 1998, depreciation is determined by the straight-line method. Useful life of buildings and structures is 3 to 50 years and useful life of tools, furniture and fixtures is 2 to 20 years.

(2) Intangible fixed assets:
Straight-line method is used. Useful life of software used internally is 5 years.

5. Acounting Policies for Translation of Assets and Liabilities in Foreign Currencies into Japanese Currency:

Receivables and payables denominated in foreign currencies are translated at spot exchange rates prevailing at fiscal year end and resulting gains or losses are included in income.

6. Basis for Provisions:

(1) Allowance for doubtful receivables:
Ordinary receivables:
Historical credit loss ratios are used.

Risky receivables and receivables from companies under bankruptcy or reorganization processes:
Uncollectible amounts are recorded based on individual consideration of the account's potential for collection.

(2) Accrued retirement and severance benefits:
To prepare for retirement and severance benefits to employees, an amount considered to have accrued as of the end of the current fiscal year in accordance with estimated retirement benefit obligations and pension assets as of the ending date of the current fiscal year is recorded.

Actuarial gain/loss is amortized in equal amounts over 10 years from the following fiscal year (within the average remaining period of service for affected employees).

(3) Officers' retirement and severance benefits:
The Company abolished its officers' retirement allowance plan during the interim fiscal year under review. Hence, no officers' retirement and severance benefits was maintained as at the end of the fiscal year under review.

6. Accounting Policies for Lease Transactions:

Finance lease transactions other than those in which title to leased property is transferred to lessees are accounted for by applying such accounting treatment as is applicable to ordinary (operating) lease transactions.

7. Significant Accounting Policies for Hedging:

(1) Accounting for hedging:
The Company uses deferred hedge accounting.

The allocation method is used for forward exchange contracts when appropriate. The special method is used for interest rate swaps when appropriate.

(2) Hedging instruments and hedged items:
Hedging instruments:

Forward exchange contracts

Hedged items:
Foreign currency-denominated liabilities and scheduled transactions

(3) Hedging policies:
For the purpose of reducing risks arising from fluctuations in exchange rates and interest rates involved in operational activities.

(4) Method of assessing the effectiveness of hedging:
The effectiveness of a hedging transaction is in principle determined by comparing the cumulative change in the cash flows or market movement of the hedged item and that of the hedging instrument from the start of hedging to the time of assessing the effectiveness thereof.

However, if important conditions are common for the hedging instrument and the hedged asset, liability, or scheduled transaction, no such determination is made because it is apparent that 100% effectiveness in hedging was achieved.

8. Accounting treatment of consumption tax:

Consumption tax is accounted for separately and is not included in each account.

II. Changes in Accounting Methods

(Accounting Standard for Impairment of Fixed Assets)

The Accounting Standard for Impairment of Fixed Assets (the "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (Business Accounting Council, August 8, 2002)) and the "Guidance on Accounting Standard for Impairment of Fixed Assets" (Guidance on Corporate Accounting Standard No. 6, October 31, 2003) have become applicable to financial statements for the fiscal year ended March 31, 2004. Accordingly, the Company has applied the standard and the guidance, effective from the fiscal year under review. As a result, net income before income taxes decreased by 1,528 million yen.

Accumulated losses on impairment of fixed assets are deducted directly from the amount of each asset pursuant to the Regulations Concerning Consolidated Financial Statements, as amended.

III. Changes in Display Methods

(Balance Sheet)

Ownership interests for investment business partnerships, etc.

Information on ownership interests for investment business partnership, etc. which was included in “Others” under investment and other assets in the balance sheet until the last business year, is now included in and listed as securities held in investment account, as the ownership interests for investment business partnerships, etc. is now deemed to be securities as so required under the “Law on Partial Amendment of the Securities Exchange Act” (Law No. 97, June 9, 2004).
The ownership interests for investment business partnerships, etc. which was included in “others” under investment and other assets as of the last business year was ¥ 95 million.

IV. Additional Information

(Corporate size-based taxation)

As a result of the introduction of the corporate size-based taxation system, the value-added portion and capital portion of corporate enterprise taxes accounting for

169 million yen were treated as selling, general and administrative expenses in accordance with the "Practical Solution on Presentation for Corporate Size-Based Aspect of Corporate Enterprise Taxes on Income Statement" (Practical Solution Report No. 12: Accounting Standard Board of Japan, February 13, 2004).

V. Notes

(Notes to Balance Sheets)

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2005)	Prior fiscal year (ended March 31, 2004)
1. Accumulated Depreciation of Tangible Fixed Assets	27,135	23,892
2. Assets Offered as Security		
Cash and Time Deposits (Collateral for payment guarantee)	80	80
3 Authorized Shares	360,000,000 shares of common stock	180,000,000 shares of common stock

When shares are retired in accordance with the Articles of Incorporation, the Company must reduce the number of shares authorized to be issued correspondingly.

Total number of issued shares	98,745,764 shares of common stock	98,559,764 shares of common stock
4. Assets And Liabilities Relating to Affiliated Companies		
Accounts receivable -trade	10,006	3,956
Short-term loans receivable	3,350	3,400
Accounts payable - trade	1,517	-
Accounts payable - other	1,804	-

5. Land Revaluation

Land used for business was revaluated in accordance with the Land Revaluation Law (Law No. 34, March 31, 1998) and the difference on revaluation is included in shareholders' equity.

Revaluation method: In order to calculate land values that form the basis of land tax calculations as set forth in Article 16 of the Land Price Tax Law (Law No. 69, May 2, 1991), stipulated by Article 2, item 4 of the Ordinance to Implement the Land Revaluation Law (Cabinet Order No. 119, March 31, 1998), the Company made rational adjustments, such as to prices by distance from road, based upon the procedure stipulated and promulgated by the Director of the National Tax Agency.

Revaluation date: March 31, 2002

As of March 31, 2005, the current market value of property that had been revalued was 1,209 million yen lower than the new post-revaluation book value of this property.

6. Dividend Restrictions

In accordance with Article 124, item 3 of the Regulations for Implementation of the Commercial Code, the increase in net asset values as indicated by current market values was as follows:

(In millions of yen, rounded down)

Current fiscal year (ended March 31, 2005)	Prior fiscal year (ended March 31, 2004)
1,240	1,325

7. Change in the Number of Issued Shares during the Current Fiscal Year

Issue method:	Exercise of stock acquisition rights (stock options)
Issue date:	April 1, 2004 to March 31, 2005
Number of issued shares:	186,000 shares
Issue price:	¥1,862
Amount transferred to capital:	¥931

(Notes to the Statements of Income)

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2005)	Prior fiscal year (ended March 31, 2004)
1. Transactions with affiliated companies		
Net sales	49,411	14,852
Dividends received	1,095	747
Rental income	496	332
2. Major components of selling, general and administrative expenses		
Shipping	3,391	3,387
Advertising expense	13,973	12,516
Employee salaries and benefits	5,799	5,604
Provision for employee retirement and severance benefits	479	411
Provision for officers' retirement and severance benefits	21	74
Depreciation expense	1,172	674
Research and development expense	11,818	11,901
Allowance for doubtful receivables	113	87
3. Total research and development expense (included in selling, general and administrative expenses)	11,818	11,901

4. Loss on Impairment of Property, Plant and Equipment

The Company groups its fixed assets according to the classifications for management accounting based on each business unit, except for important idle assets, assets planned to be disposed of and assets for lease, for the purpose of recognizing the signs of impairment of fixed assets.

To establish a more sound financial base, the Company reduced the book values of the following idle assets and assets planned to be disposed of to the net sale values in the fiscal year under review and report the difference as a loss on impairment of fixed assets:

Location	Item	Impairment Loss
Shimo tsuga-gun, Tochigi-ken	Land, Building and Structure	703 million yen
Funabashi-shi, Chiba-ken	Land, Building and Structure	702 million yen
Sendai-shi, Miyagi-ken, etc.	Land, Building and Structure	121 million yen
Total		1,528 million yen

For the purpose of calculating the net sale values, the land, building, etc. planned to be sold are calculated based on third-party appraisals and with regard to other assets, the individual marketable value thereof is estimated based on the appraised value of land facing a thoroughfare, etc.

5. Special depreciation of fixed assets

Special depreciation of fixed assets is a special depreciation of the balance of the book value of the buildings and structures of the factory of the Company which is planned to shut down in the next fiscal year as a result the construction of a new factory, minus an amount equivalent to depreciation up to the planned removal.

(Others)

① Lease Transactions

Descriptions are omitted as information is disclosed via EDINET (Electronic Disclosure for Investors' NETwork).

② Marketable Securities

Shares of Subsidiaries and Affiliated Companies Having Market Values

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2005)		
	Balance Sheet	Market Value	Difference
Shares in subsidiaries	3,532	57,796	54,264
Shares in affiliated companies	2,121	7,359	5,238
Total	5,653	65,156	59,502

	Prior fiscal year (ended March 31, 2004)		
	Balance Sheet	Market Value	Difference
Shares in subsidiaries	3,599	57,496	53,897
Shares in affiliated companies	2,121	5,399	3,278
Total	5,720	62,896	57,175

③ Tax Effect Accounting

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2005)
1. Significant components of deferred tax assets and liabilities	
Deferred tax assets:	
Excess depreciation of fixed assets	1,923
Securities valuation losses	1,304
Accrued employee bonuses	845
Loss impairment of property, plant and equipment	702
Excess allowance for doubtful receivables	619
Research and development expense	372
Inventory valuation loss	249
Loss on evaluation of guaranty money deposited	111
Accrued enterprise taxes, etc.	81
Other	803
Sub total deferred tax assets	7,014
Valuation allowance	(498)
Total deferred tax assets	6,515
Deferred tax liabilities:	
Other securities valuation difference	(861)
Reserve for deferred income tax on fixed assets	(157)
Total deferred tax liabilities	(1,019)
Net deferred tax assets	5,496

In addition to the above, deferred tax assets and liabilities due to land revaluation recorded as "deferred tax liabilities – land revaluation" are as follows:

Deferred tax assets due to land revaluation	9,520
Valuation allowance	(9,308)
Total deferred tax assets	212
Deferred tax liabilities due to land revaluation	(1,110)
Total deferred tax liabilities	(898)

2. Principal reasons for significant differences between normal effective statutory tax rate and the actual effective tax rate after application of tax effect accounting:

Effective statutory tax rate	41.0%
(Adjustments)	
Increase in valuation allowance related to deferred tax assets	4.3%
Permanent nondeductible expense such as entertainment expense	1.4%
Inhabitants tax lump-sum payments	0.2%
Permanent nonrecognizable income such as dividends received	(3.6)%
Tax credit such as special incentive measures for IT investment	(1.0)%
Other	(0.5)%
Actual effective tax rate after application of tax effect accounting	41.8%

(Important subsequent event)

Management Integration Through Establishment of a Joint Holding Company

Bandai Co., Ltd. and NAMCO LIMITED resolved at the meetings of their respective Boards of Directors held on May 2, 2005, to establish NAMCO BANDAI Holdings Inc. as a joint holding company through a share-for-share exchange (*kabushiki-iten*), subject to approvals thereof at their respective general meetings of shareholders and other required formalities, and entered into a share-for-share exchange agreement.

The details are described on p.p.52-55.

2. Changes in officers

(to be effective from June 23, 2005)

1. Changes in Representative Directors

New Position:	Chairman and Representative Director of the Company
Name:	Takeo Takasu
Current Position:	President and Representative Director of the Company

New Position:	President and Representative Director of the Company
Name:	Kazunori Ueno
Current Position:	Managing Director of the Company

New Position:	Director (responsible for overseas operations) of the Company and Chairman and Representative Director of BANDAI AMERICA INC.
Name:	Ryohei Tsunoda
Current Position:	Vice President and Representative Director of the Company

2. Other Changes in Officers

(1) Candidates for Directors

New Position:	Managing Director of the Company
Name:	Makoto Shibasaki
Current Position:	Managing Director of Tohato Inc.

New Position:	Director of the Company
Name:	Kazuo Ichijo (candidate for an external Director as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan)
Current Position:	Professor, Graduate school of Hitotsubashi University

(2) Candidate for Corporate Auditor

New Position:	Full-time Corporate Auditor of the Company
Name:	Katsuhiko Koutari (candidate for an external corporate auditor as provided for in Article 18, paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audits, Etc. of Stock Corporations" of Japan)
Current Position:	Certified Public Accountant, Chuo Aoyama & Co.

(3) Retiring Directors

Director:	Satoshi Higashi	Expected to assume the office of Managing Director of Tohato Co., Ltd.
Director:	Masaaki Tsuji	(current) President and Representative Director of BANDAI AMERICA INC.

(4) Retiring Corporate Auditor

Full-Time Corporate Auditor: Shinya Takagi

The following is our translation of the original Japanese documents. These documents have been prepared solely in accordance with Japanese law, and are being offered here for informational purposes only. Note in particular that the financial statements included in the following translation have been prepared in accordance with Japanese GAAP.

June 8, 2005
1-4-8 Komagata, Taito-ku, Tokyo 111-8081
BANDAI Co., Ltd.
Representative Director
President & CEO:
Takeo Takasu (Seal)

Dear Shareholders,

NOTICE OF THE FIFTY-SEVENTH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We hope that you are well.

You are cordially invited to attend the Fifty-Seventh (57th) Ordinary General Meeting of Shareholders of BANDAI Co., Ltd. (the "Company") to be held as set forth below.

If you are unable to attend the meeting in person, you may exercise your voting rights in writing. In this case, please review the enclosed "Reference Document Concerning the Exercise of Voting Rights", and indicate your approval or disapproval of each of the proposals on the enclosed Voting Card, affix your seal and send the same to us.

1. Date and Time: June 23, 2005 (Thursday) at 10:00 a.m.
2. Place: 1-4-8 Komagata, Taito-ku, Tokyo
   Head Office of the Company, 3rd floor hall

(Note) If you attend the meeting in person, please submit the enclosed voting card at the reception desk located at the place of the shareholders' meeting.

NOTICE TO U.S. SHAREHOLDERS

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

3. Purposes of the Meeting:

Reports:

1. Report on the Contents of the Consolidated Balance Sheet as of March 31, 2005, the Annual Business Report and the Consolidated Profit and Loss Statement for the Fifty-Seventh Fiscal Year (from April 1, 2004 to March 31, 2005) and the Results of the Auditing of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors
2. Report on the Contents of the Balance Sheet as of March 31, 2005 and the Profit and Loss Statement for the Fifty-Seventh Fiscal Year (from April 1, 2004 to March 31, 2005)

Matters to Be Resolved:

Proposal No. 1 : Approval of the Plan for Appropriation of Profits for the Fifty-Seventh Fiscal Year (from April 1, 2004 to March 31, 2005)

Proposal No. 2 : Incorporation of a 100% Parent Company by Means of Statutory Share Exchange (*Kabushiki-Iten*)
The outline of the Proposal is described in "Reference Document Concerning the Exercise of Voting Rights", from page 51 to page 87.

Proposal No. 3 : Election of Twelve (12) Directors

Proposal No. 4 : Election of One (1) Corporate Auditor

End of Notice

BUSINESS REPORTS

(From April 1, 2004 to March 31, 2005)

1. Outline of Business

(1) Progress and Results of the Business of the Group

Although a gradual recovery trend appeared in the Japanese economy during this fiscal year due to the improvement of corporate earnings and the increase of capital investment, problems with deflation continued, consumer spending remained low, and due to the influence of escalating crude oil prices and the occurrence of natural disasters such as typhoons and earthquakes, a strong sense of uncertainty remains in our economic prospects.

The Bandai Group was affected by these severe economic conditions; the toy industry had a hard time during the year-end and new year period, the highest season for the business, because of the influence of the diversification of consumer trends and the absence of mega hit products. In the game industry, a new type of mobile game console was released in the year-end and certain major game titles gained popularity, but it was not enough to boost the game industry as a whole.

In these circumstances, the Bandai Group actively promoted its "business creation strategy" focused on the character business, and its "business expansion strategy" aimed at further expanding existing businesses through efficiency-oriented and profit-oriented "business expansion" based on the three-year "medium-term management plan", which started in April 2003, and embarked on various measures to further increase its sales.

As a result, the Bandai Group's consolidated operational results ended up with net sales of ¥269,945 million for this fiscal year (2.6% increase compared to the previous fiscal year). However, in terms of profits, operating income was ¥24,398 million (11.8% decrease compared to the previous fiscal year), and recurring income was ¥25,723 million (5.5% decrease compared to the previous fiscal year), due to the slump of business in the U.S. region and the up-front cost incurred for business expansion, etc. In addition to these factors, the Bandai Group made a provision for valuation concerning deferred income tax assets at the beginning of this fiscal year in the U.S. region from a conservative accounting perspective, and as a result, net income amounted to ¥11,225 million (21.0% decrease compared to the previous fiscal year).

(2) Outline of Business by Business Segment

Business Segment	Net Sales (¥ million)	Percentage (%)	Comparison to the previous fiscal year (%)
Toys & Hobby Business	146,984	54.4	0.8
Life-Style Business	20,271	7.5	6.4
Amusement Business	17,975	6.7	16.1
Video Game Software Business	38,514	14.3	(0.7)
Visual Business	33,577	12.4	5.4
Networks Business	10,667	4.0	4.0
Other Businesses	15,051	5.6	13.0
Elimination	(13,096)	(4.9)	-
Total	269,945	100.0	2.6

*Note: Numbers in parenthesis signify a negative amount.

Toys & Hobby Business

In Japan, products for girls such as those featuring "Futariha Precure (Pretty Cure)" performed very well, and character toys for boys such as those featuring "Tokuso Sentai Deka Ranger (Power Rangers S.P.D.)" performed steadily. In addition, card products featuring "Konjiki no Gashbell!! (Zatchbell)", vending machines products and candy-toys products performed well.

In the overseas market, the "Tamagotchi" series, which is very popular also in Japan, performed very well all over the world, and products featuring Bandai's main character series "POWER RANGERS" performed steadily. However, the Group was unable to penetrate the markets in the U.S. region with new products due to the difficult market environment.

As a result, Toys & Hobby Business reported net sales of ¥146,984 million (0.8% increase compared to the previous fiscal year) and operating income of ¥11,273 million (3.3% decrease compared to the previous fiscal year).

Life-Style Business

Children's clothing featuring "Cinnamoroll" and "Futariha Precure (Pretty Cure)" performed very well, and brand clothing for young people "mi·ke·ra" and "Real B voice", etc. has gained popularity. "Rakugaki Kodomo Sekken," which is a bath soap children can use to enjoy painting in the bath, also gained popularity and contributed to the operating results.

However, these factors were not enough to offset the increase in costs for enhancing competitiveness of the "Bikkura Tamago" series and the slump in the stationery business.

As a result, Life-Style Business reported net sales of ¥20,271 million (6.4% increase compared to the previous fiscal year) and operating income of ¥1,412 million (31.1% decrease compared to the previous fiscal year).

Amusement Business

Regarding the amusement machines business, vehicle machines for kids and prize game machines such as "ConveniCatcher 2" sold well. In addition, "Gundam Battle Operating Simulator", which authentically re-creates the cockpit of "Mobile Suit Gundam", gained popularity.

As for the prize business, the Group tried to expand the amusement prizes targeted at women and light users. The prizes for lotteries held at convenience stores also contributed to sales.

The Group tried to expand the scale of its facility operation business by opening large amusement facilities with a new concept, etc. but was affected by the sluggish growth of the whole market, due to external factors such as abnormal weather.

The initial cost for the operation of the "Asakusa Hanayashiki" amusement park, which was added to strengthen the business, also affected the group, and the Amusement Business reported net sales of ¥17,975 million (16.1% increase compared to the previous fiscal year) and operating income of ¥549 million (0.9% decrease compared to the previous fiscal year).

Video Game Software Business

In Japan, while new types of mobile game consoles were released one after another and competition in the software market escalated, the "Dragon Ball Z 3" performed very well as the successor of the previous version. "Super Robot Wars MX" and "Naruto-Narutimate Hero 2", etc. became popular and the "Mobile Suit Gundam" series performed steadily.

In the overseas market, this business segment was stagnant due to the absence of major titles such as the ".hack" series, which gained a favorable reputation in the previous fiscal year.

As a result, Video Game Software Business reported net sales of ¥38,514 million (0.7% decrease compared to the previous fiscal year) and operating income of ¥4,368 million (29.8% decrease compared to the previous fiscal year).

Visual Business

In Japan, film package software such as the "Koukaku Kidoutai (Ghost in the Shell)" series, "Zatoichi", a movie directed by Takeshi Kitano, "COWBOY BEBOP" sold as a DVD box, etc. performed well. In addition, the Group actively developed the introduction of DVD videos for rentals and this contributed to the sales. Through the start of its own distribution of package software in the American region, the Group tried to restrain excessive product inventory from reaching the market.

As a result, Visual Business reported net sales of ¥33,577 million (5.4% increase compared to the previous fiscal year) and operating income of ¥5,206 million (6.1% decrease compared to the previous fiscal year).

Network Business

In the mobile content delivery business, game content for mobile phones such as the "SIMPLE 100" series and "Keitai-de-Hakken! Tamagotchi" performed well, and the on-demand services centering on animation remained popular. However, this business segment performed on a weak note as a whole, due to the increase in cost for the development of high value-added contents, as well as sluggish growth in the number of fee-paying members for mobile contents caused by the increased competition among content providers and the diversification of users' usage environments, etc.

As a result, Networks Business reported net sales of ¥10,667 million (4.0% increase compared to the previous fiscal year) and operating income of ¥1,718 million (12.3% decrease compared to the previous fiscal year).

Other Businesses

This segment consists of companies that support the Bandai Group in areas such as logistics, leasing and printing. As a result of pursuing efficiency in the logistics business, Other Businesses reported net sales of ¥15,051 million (13.0% increase compared to the previous fiscal year) and operating income of ¥938 million (35.8% increase compared to the previous fiscal year).

(3) Issues to be Addressed by the Group

There are many important and long-term issues that need to be addressed by the Group and this industry, such as environmental issues, the trend for fewer children and diversification of consumer needs/change in the distribution environment.

With respect to environmental issues, the Group is working on problems such as excessive packaging and environmental endocrine disrupters by setting up a cross-group "environment project". With respect to the trend for fewer children, the Group is actively taking measures aimed at diversification of business and expansion of targeted age groups in Japan, as well as business expansion in the overseas market. With respect to diversification of consumer needs/change in the distribution environment, the Group is working towards product development and distribution reforms without sticking to existing business practice.

We hereby ask shareholders to provide us with further assistance and guidance.

(4) Capital Investment and Financing of the Group

The amount of capital investment of the Group during this fiscal year was ¥8,922 million and mainly used in improvement of facilities and the manufacture of molds in relation to the development of new products.

The necessary funds were procured by the Group's own funds and borrowings.

(5) Trend of Operational Results and Assets of the Group and the Company

(i) Trend of Operational Results and Assets of the Group

Classification \ FY Year	53rd fiscal year (year ended March 31, 2001)	54th fiscal year (year ended March 31, 2002)	55th fiscal year (year ended March 31, 2003)	56th fiscal year (year ended March 31, 2004)	57th fiscal year (year ended March 31, 2005)
Net sales (Million Yen)	217,010	227,930	244,949	263,174	269,945
Recurring income (Million Yen)	16,346	21,992	26,435	27,221	25,723
Net income (Million Yen)	12,897	10,643	12,667	14,206	11,225
Net income per share	¥265.47	¥217.62	¥254.09	¥142.28	¥111.13
Total assets (Million Yen)	205,557	197,424	225,683	228,075	240,290
Net assets (Million Yen)	107,217	107,304	116,116	121,068	131,750
Net assets per share	¥2,193.66	¥2,194.16	¥2,370.91	¥1,227.16	¥1,333.06

(Note) 1. "Net income per share" was calculated based on the average number of issued shares during the relevant fiscal year.

2. For the 53rd fiscal year, the Group reported the above-mentioned net sales and income as a result of intensive implementation of the global operation of Japan-oriented characters and efficient management through continuous reorganization of group companies.

3. For the 54th fiscal year, the Group actively proceeded with expansion of network business, global operation of Japan-oriented characters and generation of original characters. The Group reported the above-mentioned net sales and income as a result of implementation of efficient management based on the principal "Selection and Concentration".

4. For the 55th fiscal year, the Toy Business and Video Game Software Business performed well. The Group reported the above-mentioned net sales and income as a result of further implementation of efficient management. For the calculation of net assets per share and net income per share, the "Accounting Standard Concerning Net Income per Share" (Item 2 of the Corporate Accounting Standards) and the "Guideline for Application of Accounting Standard Concerning Net Income per Share" (Item 4 of the Corporate Accounting Standards) have been applied beginning in the 55th fiscal year.

5. For the 56th fiscal year, Toys & Hobby Business and Visual Business performed well, and the Group reported the above-mentioned net sales and income as a result of the contribution to sales by measures to expand targets such as the popularity of video game software and character toys for girls in the overseas market. As of November 20, 2003, the Company split one share of common stock into two shares. The amount of net income per share for the 56th fiscal year was calculated as if such stock split had been made as of the beginning of the relevant fiscal year.

6. For the 57th fiscal year, please refer to the descriptions in "(1) Progress and Results of the Business of the Group" above.

(ii) Trend of Operational Results and Assets of the Company

Classification \ FY Year	53rd fiscal year (year ended March 31, 2001)	54th fiscal year (year ended March 31, 2002)	55th fiscal year (year ended March 31, 2003)	56th fiscal year (year ended March 31, 2004)	57th fiscal year (year ended March 31, 2005)
Net sales (Million Yen)	120,959	118,412	125,217	128,655	132,530
Recurring income (Million Yen)	7,440	8,636	11,966	12,564	13,305
Net income (Million Yen)	6,364	4,303	5,710	6,986	6,696
Net income per share	¥130.10	¥87.99	¥114.96	¥70.19	¥66.91
Total assets (Million Yen)	144,365	130,018	153,916	148,467	148,417
Net assets (Million Yen)	97,375	87,788	91,342	88,934	94,302
Net assets per share	¥1,990.42	¥1,795.09	¥1,866.08	¥901.81	¥954.57

(Note) 1. "Net income per share" was calculated based on the average number of issued shares during the relevant fiscal year.

2. For the calculation of net assets per share and net income per share, the "Accounting Standard Concerning Net Income per Share" (Item 2 of the Corporate Accounting Standards) and the "Guideline for Application of Accounting Standard Concerning Net Income per Share" (Item 4 of the Corporate Accounting Standards) have been applied beginning in the 55th fiscal year.

3. For the shareholders as of September 30, 2003, the Company split one share of common stock into two shares as of November 20, 2003. The net income per share for the 56th fiscal year was calculated as if such stock split had been made as of the beginning of the relevant fiscal year.

2. Outline of the Group and the Company (as of March 31, 2005)

(1) Description of the Principal Business of the Group

Business Segment	Description of Business
Toys & Hobby Business	Toys, candy-toys, vending machines products, cards, models, etc.
Life-Style Business	Apparel, sundries, stationeries, etc.
Amusement Business	Amusement machines, prizes for amusement machines, amusement facilities operation, etc.
Video Game Software Business	Software for home video game consoles / mobile game consoles, etc.
Visual Business	Visual contents, visual software, etc.
Networks Business	Mobile contents distribution service, on demand visual distribution, network games, etc.
Other Businesses	Products transportation and storage, leasing, real estate management, printing, licensing, etc.

(2) Principal Business Offices of the Group

Bandai Co., Ltd.	Head Office	1-4-8 Komagata, Taito-ku, Tokyo
	Branch Office	Osaka
	Sales Offices	Nagoya, Fukuoka
	Plants	Engineering Center (Tochigi prefecture), Shizuoka Works (Shizuoka prefecture)

Subsidiaries, etc.

Banpresto Co., Ltd.	Head Office	Taito-ku, Tokyo
Bandai Visual Co., Ltd.	Head Office	Minato-ku, Tokyo
Bandai Networks Co., Ltd.	Head Office	Chiyoda-ku, Tokyo
Bandai Logipal Inc.	Head Office	Katsushika-ku, Tokyo
Bandai America Inc.	Head Office	California, U.S.A.
Bandai S.A.	Head Office	Saint-Ouen-L'aumone, France
Bandai (H.K.) Co., Ltd.□	Head Office	Central, Hong Kong

(3) Shares of Stock

(i) Total number of shares authorized to be issued by the Company

360,000,000 shares

(ii) Total number of issued shares

98,745,764 shares

(iii) Number of Shareholders

12,026

(Note) 1. The total number of shares authorized to be issued by the Company was increased by 180,000,000 shares to 360,000,000 shares upon the resolution of shareholders for the partial amendment of the Articles of Incorporation at the ordinary general meeting of shareholders held on June 24, 2004.

2. The number of shares increased due to the exercise of warrants (stock options) was 186,000 shares.

(iv) Major Shareholders (Top 10 Shareholders)

Name of Shareholders	Investment in the Company		Investment of the Company in the Major Shareholders	
	Number of shares held	Percentage of voting rights (%)	Number of shares held	Percentage of investment (%)
Japan Trustee Services Bank, Ltd.	12,659,500	12.82	0	0.00
The Master Trust Bank of Japan, Ltd.	8,173,400	8.28	0	0.00
Trust & Custody Services Bank, Ltd.	5,537,900	5.61	0	0.00
Sanka Ltd.	5,112,500	5.18	0	0.00
The Master Trust Bank of Japan, Ltd. (Holder on behalf of the Retirement Benefit Trust for UFJ Bank Limited)	3,057,400	3.10	0	0.00
Nintendo Co., Ltd.	2,563,800	2.60	0	0.00
Northern Trust Company (AVFC) Sub Account American Client	1,661,600	1.68	0	0.00
The Nomura Trust and Banking Co., Ltd.	1,527,900	1.55	0	0.00
Nippon Life Insurance Company	1,222,760	1.24	0	0.00
UBOC Netherlands	1,185,000	1.20	0	0.00

(Note) 1. Out of the above number of the shares held, the numbers of shares related to the trust business are as follows:

Japan Trustee Services Bank, Ltd.	12,659,500 shares
The Master Trust Bank of Japan, Ltd.	8,173,400 shares
Trust & Custody Services Bank, Ltd.	5,537,900 shares
The Nomura Trust and Banking Co., Ltd.	1,527,900 shares

2. 3,057,400 shares held by The Master Trust Bank of Japan, Ltd. (Holder in the Retirement Benefit Trust for UFJ Bank Limited) are held under a retirement benefit trust where the shares of the Company owned by UFJ Bank Limited have been contributed as trust assets. The voting rights will be exercised according to the instructions of UFJ Bank Limited.

(4) Acquisition, Disposition and Holding of Company's Own Shares

(i) Shares acquired

Common stock: 3,561 shares

Aggregate amount of acquisition: ¥8,962,000

(ii) Shares disposed

Common stock: 68 shares

Aggregate amount of disposal: ¥ 192,000

(iii) Shares Cancelled

Not applicable

(iv) Shares held by the Company at the end of the fiscal year

Common stock: 58,106 shares

(5) Stock Subscription Rights

(i) Issued Stock Subscription Rights

1. Stock Subscription Rights under Article 280-20 and Article 280-21 of the Commercial Code of Japan (the "Commercial Code")

(Stock Subscription Rights issued upon the resolution of the ordinary general meeting of shareholders held on June 24, 2004)

(A) Number of Stock Subscription Rights: 15,220

(B) Type and number of shares to be acquired upon exercise of Stock Subscription Rights

Common stock: 1,522,000 shares

(C) Issue price of Stock Subscription Rights

Nil

2. Warrants under Article 280-19 of the Commercial Code before the amendment of April 1, 2002

(Warrants issued upon the resolution of the ordinary general meeting of shareholders held on June 26, 2001)

(A) Type of shares to be issued upon exercise of Warrants: Common stock

(B) Number of shares to be issued upon exercise of Warrants: 262,000 shares

(C) Exercise price: ¥1,862

(ii) Stock Subscription Rights issued to persons other than shareholders on especially favorable conditions in the current business year.

(A) Issued Stock Subscription Rights:

15,220 (100 shares to be issued upon exercise of one Stock Subscription Right)

(B) Type and number of shares to be acquired upon exercise of Stock Subscription Rights

Common stock: 1,522,000 shares

(C) Issue Price of Stock Subscription Rights:

Nil

(D) Amount to be paid per share upon exercise of each Stock Subscription Right:

¥2,707

(E) Exercise Period of Stock Subscription Rights:

From June 25, 2005 to June 30, 2008

(G) Conditions for Exercise

(a) A Person who is granted Stock Subscription Rights (hereinafter referred to as the "Holder of Stock Subscription Rights") is required to be a director or an employee of the Company or a director of a subsidiary of the Company at the time of the exercise of the relevant Stock Subscription Rights.

(b) Notwithstanding the provisions of (a) above, if a Holder of Stock Subscription Rights voluntarily resigns from the said position or retires, such Holder of Stock Acquisition Rights may hold and exercise the relevant Stock Subscription Rights only within, 6 months from the occurrence of such event. However, the relevant Stock Subscription Rights may not be held and exercised after the expiration of the Exercise Period.

If a Holder of Stock Subscription Rights involuntarily leaves the Company or the Company otherwise deems it appropriate, the relevant Stock Subscription Rights and their exercise period shall not be changed.

(c) In the case of the death of a Holder of Stock Subscription Rights, the relevant Stock Subscription Rights shall be exercised by his or her successor (limited to only one person). Such successor may hold and exercise the relevant Stock Subscription Rights only within, 6 months of the occurrence of such event (if the Holder of Stock Subscription Rights dies before the commencement of the Exercise Period, then 6 months from the commencement of such period). However, the relevant Stock Subscription Rights may not be held and exercised after the end of the Exercise Period.

(d) Other conditions shall be as set forth in the "Agreement Concerning Allotment of Stock Subscription Rights" executed by the Company and the Holders of Stock Subscription Rights based upon the resolutions of the 56th ordinary general meeting of shareholders held on June 24, 2004 and the Board of Directors' meeting held on August 24, 2004.

(H) Event of Cancellation and Conditions for Cancellation

(a) If a Holder of Stock Subscription Rights no longer falls within the conditions required for exercise pursuant to the above provisions, the Company may cancel the relevant Stock Subscription Rights. In such case, the relevant Stock Subscription Rights shall be cancelled without consideration.

(b) The Company may at any time cancel the outstanding Stock Subscription Rights repurchased and held by the Company, without consideration.

(c) If a proposal for merger agreement whereby the Company would be dissolved is approved at its general meeting of shareholders, or a proposal for approval of a share exchange agreement or for a statutory share exchange whereby the Company would become a wholly-owned subsidiary of another company is approved at its general meeting of shareholders, the Company may cancel the Stock Subscription Rights without consideration.

(I) Especially Favorable Conditions

The Company issued Stock Subscription Rights to certain of its directors and employees and directors of its subsidiaries without consideration.

(J) Names of persons who were granted Stock Subscription Rights and numbers allotted to such persons* Directors of the Company

Name	Number of Stock Subscription Rights	Type and number of shares to be acquired upon exercise of Stock Subscription Rights
Takeo Takasu	200	20,000 shares of common stock
Ryohei Tsunoda	200	20,000 shares of common stock
Masaatsu Hayakawa	120	12,000 shares of common stock
Kazunori Ueno	120	12,000 shares of common stock
Shin Unozawa	120	12,000 shares of common stock
Satoshi Higashi	100	10,000 shares of common stock
Junji Senda	100	10,000 shares of common stock
Masaaki Tsuji	100	10,000 shares of common stock
Takeichi Hongo	100	10,000 shares of common stock
Mitsuaki Taguchi	100	10,000 shares of common stock
Kouichi Honda	100	10,000 shares of common stock
Mari Matsunaga	100	10,000 shares of common stock

* Employees of the Company and directors of affiliates (Top 11 Holders)

Name	Number of Stock Subscription Rights	Type and number of shares to be acquired upon exercise of Stock Subscription Rights	Remarks
Takayuki Yoshii	100	10,000 shares of common stock	Director of Sunrise Inc.
Kou Irie	80	8,000 shares of common stock	Company employee
Mineo Okuyama	80	8,000 shares of common stock	Company employee
Tomoya Onuma	80	8,000 shares of common stock	Company employee
Masaru Kawaguchi	80	8,000 shares of common stock	Company employee
Takashi Shoji	80	8,000 shares of common stock	Company employee
Yukichi Sekino	80	8,000 shares of common stock	Company employee
Yoshitaka Tao	80	8,000 shares of common stock	Company employee
Iwao Nakajima	80	8,000 shares of common stock	Company employee
Yusuke Fukuda	80	8,000 shares of common stock	Company employee
Noboru Yamazaki	80	8,000 shares of common stock	Company employee

*Directors of affiliates who were granted more Stock Subscription Rights than the smallest number granted to a Director of the Company.

Name	Number of Stock Subscription Rights	Type and number of shares to be acquired upon exercise of Stock Subscription Rights	
Takayuki Yoshii	100	10,000 shares of common stock	Director of Sunrise Inc.

* Breakdown of Stock Subscription Rights issued to employees of the Company and directors of affiliates

Classification	Number of Stock Subscription Rights	Type and Number of shares to be acquired upon exercise of Stock Subscription Rights	Total number of grantees
Company employees	11,820	1,182,000 shares of common stock	318
Directors of affiliates	1,940	194,000 shares of common stock	38

(6) Employees

(i) Employees of the Group

Number of employees	Increase/decrease in numbers from the previous fiscal year
3,096	Increase of 163 persons

(Note) Employees include permanent employees, employees on short-term contracts and employees seconded from other companies and does not include employees seconded to other companies or temporary staff.

(ii) Employees of the Company

Number of employees	Increase/decrease in numbers from the previous fiscal year	Average age	Average years of service
973	Increase of 50 persons	34.3	9.6

(Note) Employees include permanent employees, employees on short-term contracts and employees seconded from other companies and does not include employees seconded to other companies or temporary staff.

(7) Business Combination

(i) Important Subsidiaries, etc.

Name of Company	Capital	Ratio of Voting Rights	Description of Principal Business
Banpresto Co., Ltd.	¥ 3,020 million	*52.3%	Manufacture and sale of videogame software and amusement machines, etc.
Bandai Visual Co., Ltd.	¥ 2,182 million	*63.2%	Plan, production and sale of visual software, etc.
Sunrise Inc.	¥ 39 million	*99.4%	Plan and production of animation
Bandai Networks Co., Ltd.	¥ 1,113 million	69.8%	Distribution service of mobile contents
Megahouse Corporation	¥ 920 million	100.0%	Manufacture and sale of toys, etc.
Banalex Corporation	¥1,305 million	100.0%	Lease and sale of business equipment, etc.
Seika Co., Ltd.	¥205 million	58.6%	Plan, development and sale of stationery, miscellaneous goods, etc.
Sunlink Co., Ltd.	¥480 million	*100.0%	Sale of vending machine products, etc.
Bandai Logipal Inc.	¥1,424 million	44.7%	Cargo transportation and maintenance of automobiles
Bandai America Inc.	US$ 24,600,000	100.0%	Import and sale of toys, etc.
Bandai S.A.	€ 9,000,000	100.0%	Import and sale of toys, etc.
Bandai U.K. Ltd.	£ 16,000,000	100.0%	Import and sale of toys, etc.
Bandai España S.A.	€4,808,000	100.0%	Import and sale of toys, etc.
Bandai (H.K.) Co., Ltd.	HK$ 103,000,000	100.0%	Import, manufacture and sale of toys, etc.
Bandai Industrial Co., Ltd.	218,000,000 baht	*100.0%	Manufacture and sale of toys, etc.

(Note) Where indicated by "*", includes indirect holding of voting rights.

(ii) Process of Business Combination

(A) On November 18, 2004, a secondary offering of a portion of shares of Bandai Visual Co., Ltd. held by the Company was completed and the percentage of voting rights held by the Company was changed to the number shown in the table.

(B) Bandai U.K. Ltd. reduced its capital on February 21, 2005 and its amount of capital as of March 31, 2005 is £ 5,000,000.

(C) Bandai Industrial Co., Ltd. allotted new shares to a third-party on September 21, 2004, and its capital increased to the amount shown in the table.

(D) Hanayashiki Co., Ltd., (formerly known as Piaza Service Co. Ltd.) has been added to the scope of consolidation from the fiscal year ended March 31, 2005, due to its

increased significance upon acquisition of the "Asakusa Hanayashiki" portion of the business through acquisition.

(iii) Results of Business Combination

The Company has 31 consolidated subsidiaries (including the above-mentioned 15 companies), and there are 3 companies accounted for by the equity method.

The consolidated operational results for the fiscal year ended March 31, 2005 were net sales of ¥269,945 million (2.6% increase compared to the previous fiscal year), recurring income of ¥25,723 million (5.5% decrease compared to the previous fiscal year) and net income of ¥11,225 million (21.0% decrease compared to the previous fiscal year).

(8) Primary Lender

There are no primary lenders for the Company.

(9) Directors and Corporate Auditors

Title	Name	Responsible Area or Principal Occupation
Representative Director, President & CEO	Takeo Takasu	
Representative Director, Senior Vice President & COO	Ryohei Tsunoda	Overseeing overseas business
Senior Managing Director	Masaatsu Hayakawa	
Managing Director	Kazunori Ueno	Toys & Hobby Group Leader, Chief Gundam Officer (CGO) and Toys & Hobby Company President
Managing Director	Shin Unozawa	Game Software Group Leader and Video Game Company President
Director	Satoshi Higashi	Responsible for Group Media Relations and Bandai Museum Chief Officer
Director	Junji Senda	Responsible for Business Alliances
Director	Masaaki Tsuji	Responsible for North American region and President and Representative Director of Bandai America Inc.
Director	Takeichi Hongo	Responsible for Group Development and Production Projects and Chief Tamagotchi Officer (CTO)
Director	Mitsuaki Taguchi	Life Style Group Leader, Life Style Company President and Head of Incubation Center
Director	Kouichi Honda	Responsible for Group Management Policy and Head of Shared Service Center
Director	Mari Matsunaga	
Standing Corporate Auditor	Shinya Takagi	
Standing Corporate Auditor	Susumu Yamada	
Corporate Auditor	Kouji Yanase	Attorney-at-Law
Corporate Auditor	Gou Kawada	Professor of the Graduate School of Meiji Gakuin University

(Note)

1. As of June 24, 2004, Mr. Makoto Yamashina retired from the position of Director and Mr. Tasuku Honjo retired from the position of Corporate Auditor.
2. As of June 24, 2004, Mr. Gou Kawada assumed the position of Corporate Auditor.
3. As of June 24, 2004, Mr. Takeo Takasu (Representative Director, President & CEO), Mr. Ryohei Tsunoda (Representative Director, Senior Vice President & COO), Mr. Masaatsu Hayakawa (Senior Managing Director), Mr. Kazunori Ueno (Managing Director), Mr. Shin Unozawa (Director), Mr. Satoshi Higashi (Director), Mr. Junji Senda (Director), Mr. Masaaki Tsuji (Director), Mr. Takeichi Hongo (Director), Mr. Mitsuaki Taguchi (Director), Mr. Kouichi Honda (Director) and Ms. Mari Matsunaga (Director) were reelected, respectively.
4. As of June 24, 2004, Mr. Shin Unozawa (Director) was appointed as the Managing Director.
5. Ms. Mari Matsunaga, (Director), is an outside director as provided in Article 188 Paragraph 2 Item 7-2 of the Commercial Code.
6. All of the Corporate Auditors are outside corporate auditors as provided in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of

Kabushiki-Kaisha (joint-stock companies).

(10) Amount of Remuneration to be Paid to Auditors

	Amount to be Paid
(i) Total amount of remuneration to be paid by the Company and its subsidiaries to its auditors.	¥237 million
(ii) Total amount of remuneration to be paid as consideration for the audit as provided for in Article 2 Paragraph 1 of the Certified Public Accountant Law of Japan out of the total amount referred to in (i) above.	¥141 million
(iii) Amount of remuneration to be paid by the Company to its auditors out of the total amount referred to in (ii) above.	¥55 million

(Note) Under the audit agreement between the Company and its auditors, there is no clear distinction between the amount of remuneration for audits under the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of *Kabushiki-Kaisha* (joint-stock companies) and that under the Securities and Exchange Law, and it is impossible practically to make such distinction. Therefore, the amount mentioned in (iii) above is the total amount of remuneration for these audits.

3. Material Subsequent Events Concerning the Group Occurring After the End of the Fiscal Year

The Company and NAMCO LIMITED resolved at their respective Board of Directors' meetings held on May 2, 2005 to incorporate Namco Bandai Holdings Inc. as a joint holding company through a statutory share exchange, subject to procedures such as the approval thereof at the Company general meetings of shareholders, and executed a "statutory share exchange agreement."

For more details, please refer to pages 51 through 87.

(Note) In this Business Report, fractional amounts less than the relevant indicated unit amount are truncated.

Consolidated Balance Sheets
(As of March 31, 2005)

	(Millions of yen)
	Amount
ASSETS	
Current assets	
Cash and time deposits	81,228
Trade receivables	56,128
Marketable securities	9,161
Inventories	8,935
Advance payments	7,318
Deferred tax assets	4,406
Other current assets	6,854
Allowance for doubtful receivables	(632)
Total current assets	173,401
Fixed Assets	
Tangible fixed assets	
Buildings and structures	12,944
Machinery, equipment and vehicles	610
Tools, furniture and fixtures	8,969
Land	17,662
Construction in progress	438
Total tangible fixed assets	40,625
Intangible fixed assets	
Goodwill	78
Other intangible fixed assets	3,702
Total intangible fixed assets	3,780
Investments and other assets	
Investment in securities	17,434
Long-term loans	1,321
Deferred tax assets	1,021
Other investments	3,633
Allowance for doubtful receivables	(929)
Total investments and other assets	22,482
Total fixed assets	66,888
Total assets	240,290

	Amount
LIABILITIES	
Current liabilities	
Trade payables	30,514
Short-term borrowings	1,008
Bonds – current portion	10,050
Accounts payable – other	16,721
Accrued income taxes	4,012
Other current liabilities	6,555
Total current liabilities	68,862

Fixed liabilities	
Bonds	15,150
Long-term debt	2,016
Deferred tax liabilities due to land revaluation	907
Accrued retirement and severance benefits	627
Officers' retirement and severance benefits	1,019
Other long-term liabilities	1,296
Total long-term liabilities	21,017
Total liabilities	89,880
Minority Interests	
Minority Interests	18,659
SHAREHOLDERS' EQUITY	
Common stock	24,466
Capital surplus	23,799
Earning surplus	102,225
Land revaluation differences	(21,163)
Other securities valuation differences	2,835
Translation adjustment	(238)
Treasury stock	(173)
Total shareholders' equity	131,750
Total liabilities, minority interests and shareholders' equity	240,290

Consolidated Profit and Loss Statement
(April 1, 2004 through
March 31, 2005)

		(millions of yen)
		Amount
Net Sales		269,945
Cost of Sales		153,144
Gross Profit		116,801
Selling, general and administrative expenses		92,402
Operating income		24,398
Non-operating income		1,806
Interest income	526	
Dividend income	310	
Rental income	221	
Outsourcing income	230	
Miscellaneous income	517	
Non-operating expenses		481
Interest expense	190	
Equity in loss of affiliated companies	24	
Miscellaneous loss	266	
Recurring income		25,723
Extraordinary income		3,157
Gain on sale of fixed assets	21	
Gain on sale of investment securities	2,201	
Gain on sale of securities of affiliated companies	751	
Reversal of allowance for doubtful receivables	181	
Extraordinary losses		3,912
Loss on sale of fixed assets	29	
Loss on disposal of fixed assets	682	
Loss on impairment of fixed assets	1,528	
Special depreciation of fixed assets	104	
Loss on business restructuring	590	
Amortization of goodwill	392	
Payment for settlement	54	
Loss on valuation of investment securities	80	
Loss on valuation of investment in affiliated companies	75	
Loss on valuation of guarantee money deposited	25	
Provision for allowance for doubtful receivables	348	
Net income before income taxes and minority interests		24,968
Corporate income, inhabitant and enterprise taxes	8,593	

Tax adjustments	3,532	12,125
Minority interests		1,616
Net income		11,225

Notes

All sums are shown in millions of yen, truncated.

I. Information Concerning the Scope of Consolidation

1. Information concerning the scope of consolidation

(1) Status of consolidated subsidiaries:

(i) Total number of consolidated subsidiaries: 31 companies

(ii) Names of principal consolidated subsidiaries:

Banpresto Co., Ltd., Bandai Visual Co., Ltd., Bandai Networks Co., Ltd., Bandai Logipal Inc., Bandai America Inc., Bandai S.A. and Bandai (H.K.) Co., Ltd.

Due to the increased importance of Hanayashiki Co., Ltd., it has been added to the scope of consolidation from the fiscal year ended March 31, 2005.

(2) Status of non-consolidated subsidiaries:

(i) Names of principal non-consolidated subsidiaries:

Sunrise Interactive Co., Ltd. and Ashi Productions Co., Ltd.

(ii) Reason for exclusion from the scope of consolidation:

The scale of business conducted by each of the non-consolidated subsidiaries is small, and the total assets, net sales, net income and loss and retained earnings of each company do not have a material impact on the consolidated financial statements.

2. Information concerning application of the equity method

(1) Status of non-consolidated subsidiaries to which the equity method is applied

(i) Number of non-consolidated subsidiaries or affiliated companies to which the equity method is applied: 3 companies

(ii) Names of companies to which the equity method is applied:

Happinet Corp., Sotsu Agency Co., Ltd. and Tohato Inc.

(2) Status of non-consolidated subsidiaries and affiliated companies to which the equity method is not applied:

(i) Names of principal companies:

Sunrise Interactive Co., Ltd. and Ashi Productions Co., Ltd.

(ii) Reason for not applying the equity method to such companies:

Such companies are excluded from the scope of application of the equity method because, in view of the net income and loss and the retained earnings, etc. of each company, they are not material and the impact on the consolidated financial statements of the Company would be insignificant even though such companies are excluded from the scope of the equity method.

3. Information concerning the fiscal year for consolidated subsidiaries

Of the consolidated subsidiaries, the last day of the fiscal year for Banpresto Co., Ltd., Bandai Networks Co., Ltd. and Banpresoft Co., Ltd. corresponds to that of the fiscal year for the consolidated financial statements of the Company. The last day of the fiscal year for Artpresto Co., Ltd. is January 31, that for the other domestic subsidiaries is the last day in February, and that for all overseas consolidated subsidiaries is December 31.

For preparation of the consolidated financial statements, the financial statements of each company for the relevant fiscal year are used, however, necessary adjustments for consolidation purposes are made in case of material transactions conducted after the end of the relevant fiscal year and prior to the last day of the fiscal year for the consolidated financial statements of the Company.

II. Information Concerning Accounting Policies

1. Valuation basis and methods for securities:

(1) Bonds to be held through maturity:
Stated at amortized cost (straight-line method)

(2) Other securities:

(i) Securities with market values:

Stated at market value using, among others, market prices on the last day of the fiscal year (valuation differences are reflected directly in shareholders' equity and cost of sales is calculated through the moving average method).

(ii) Securities without market values:

Stated at cost based on the moving average method. However, with respect to contributions to limited liability partnerships for investment businesses and similar partnerships, the amount corresponding to the equity holding of the partnership's assets is stated as investment in securities, and the amount corresponding to the profit or loss acquired through the operations of the partnership is stated as profit or loss for the fiscal year.

2. Derivative trading:

Stated Using the Market Price Method.

3. Valuation basis and methods for inventories:

(i) The Company and domestic consolidated subsidiaries:

Stated at cost under the gross average method.

(ii) Overseas consolidated subsidiaries:

Generally stated at the lower of cost or market value, under the first-in first-out (FIFO) method.

(4) Depreciation methods for property and equipment:

(i) Tangible fixed assets:

a. The Company and domestic consolidated subsidiaries:

Generally the declining balance method is used. However, for buildings (excluding equipment attached thereto) acquired on or after April 1, 1998, the straight-line method is used. The general useful life for property and equipment is as follows:

Buildings and structures: 2 to 50 years

Tools, furniture and fixtures: 2 to 20 years

b. Overseas consolidated subsidiaries:

Generally the straight-line method, using estimated useful life is used.

The general useful life for property and equipment is as follows:

Buildings and structures: 5 to 50 years

Tools, furniture and fixtures: 2 to 20 years

(ii) Intangible fixed assets:
The straight-line method is used. The general useful life for software is as follows:

Software (used internally): 2 to 5 years

(5) Basis of recognition for significant provisions:

(i) Allowance for doubtful accounts:
To prepare for potential losses due to bad debts, historical credit loss ratios are used for ordinary receivables.

Uncollectible amounts are recorded based on individual consideration of the account's potential for collection for receivables clearly at risk and receivables from companies under bankruptcy or reorganization proceedings.

(ii) Allowance for retirement/severance benefits:
To prepare for the payment of retirement and severance benefits to employees, a provision is made based on estimated retirement benefit obligations and pension assets as of the last date of the fiscal year.

Actuarial gain/loss is amortized as an expense under the straight line method over a certain number of years within the average remaining period of service for affected employees at the time of accrual (10 years) starting from the fiscal year following the accrual. Past service liability incurred as a result of a change to the retirement benefit rules of one consolidated subsidiary of the Company during the fiscal year was amortized in a lump sum.

(iii) Allowance for officers' retirement and severance benefits:
To prepare for the payment of officers' retirement and severance benefits, the Company's domestic and other consolidated subsidiaries record the amounts

payable at the end of fiscal year in accordance with their respective internal rules.

The Company abolished its officers' retirement allowance plan during the fiscal year and thus there is no balance for this provision as of the end of the fiscal year.

(6) Information concerning valuation of assets and liabilities of consolidated subsidiaries:

Stated entirely at market value.

(7) Information concerning amortization of goodwill:

Goodwill is amortized in equal amounts over 5 years.

(8) Accounting treatment of consumption tax, etc.:

Consumption tax is accounted for separately and is not included in each account.

(9) Terms and style used in the consolidated balance sheet and consolidated profit and loss statement

Pursuant to Article 200 of the Regulations for Implementation of the Commercial Code, the terms and style used in the consolidated balance sheet and consolidated profit and loss statement follow the provisions in the Regulations concerning Financial Statements, etc.

III. Information Concerning Change of Accounting Policies

(Accounting standard for impairment of fixed assets)

The Accounting Standard for Impairment of Fixed Assets (the "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and the "Guidance on Accounting Standard for Impairment of Fixed Assets" (Guidance on Corporate Accounting Standard No. 6, October 31, 2003) has become available for application starting from the consolidated financial statements for the fiscal year ended March 31, 2004.

Accordingly, the Company has applied the above standard and guidance, effective from this fiscal year. As a result, net income before income taxes decreased by ¥1,528 million.

The amount of accumulated losses on impairment of fixed assets is deducted directly from the amount of each asset pursuant to the Regulations Concerning Financial Statements, as amended.

IV. Changes in presentation method

(Consolidated balance sheet)

Investment holdings in investment business partnerships

Investment holdings in investment business partnerships which were included in "Others" under investments and other assets in the balance sheet up to the previous fiscal year have been changed to be included in investments in securities, because they will be regarded as securities under the Law Partially Amending the Securities and Exchange Law, etc. (Law No. 97, June 9, 2004)
The amount of investment holdings in investment business partnerships included in "Others" under investments and other assets for the previous year was ¥95 million.

(Consolidated profit and loss statement)

Revenue from Outsourcing

Revenue from outsourcing included in "Others" under non-operating income in the consolidated profit and loss statement up to the previous fiscal year is separated as "Outsourcing income" from the fiscal year, because its importance has increased. The amount of operating consignment income included in "Others" under non-operating for the previous fiscal year was ¥196 million.

V. Additional Information

(Corporate size-based taxation)

As a result of the introduction of the corporate size-based taxation system, the value-added portion and capital portion of corporate enterprise taxes of ¥217 million were treated as selling, general and administrative expenses in accordance with the "Practical Solution on Presentation for Corporate Size-Based Aspect of Corporate Enterprise Taxes on Profit and Loss Statement" (Practical Solution Report No. 12: Accounting Standard Board of Japan, February 13, 2004).

VI. Notes to Consolidated Balance Sheets

1. The amount of accumulated depreciation of tangible fixed assets:

   ¥48,057 million

2. Pledged assets

   Pledged assets are as follows:

   Cash and deposits: ¥80 million

(Pledged upon acceptance of payment guarantees.)

VII. Notes to Consolidated Statement of Income

1. Impairment of Fixed Assets

In order to test for impairment, the Company and its consolidated subsidiaries make group assets under classifications for management accounting purposes based on each business unit, excluding important idle assets, assets scheduled for disposal and assets for lease.

In order to improve its financial position, the Company reduced the book values of the following idle assets and assets scheduled for disposal to the amount of the net sales value during this fiscal year and reported the reduction amount as an impairment loss and included the same in the extraordinary loss.

Location	Item	Impairment loss
Shimotsuga-gun, Tochigi Prefecture	Land, building and structure	¥ 703 million
Funabashi-shi, Chiba Prefecture	Land, building and structure	¥ 702 million
Sendai-shi, Miyagi Prefecture	Land, building and structure	¥ 121 million
Total	-	¥1,528 million

In computing the net sales value, values for land, buildings, etc. scheduled for sale are determined based on third party appraisals. With regard to other assets, market value is individually estimated based on the appraised value of land facing a thoroughfare, etc.

Net income per share ¥111.13

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

May 31, 2005

The Board of Directors
Bandai Co., Ltd.

SANKO & Co.

Higuchi Kazuo (Seal)
Representative and Engagement Partner
Certified Public Accountant

Yamamoto Yuzo (Seal)
Representative and Engagement Partner
Certified Public Accountant

KPMG AZSA & Co.

Ohtsu Shuji (Seal)
Designated and Engagement Partner
Certified Public Accountant

Otsuka Toshihiro (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated financial statements, that is the consolidated balance sheets and the consolidated profit and loss statement of Bandai Co., Ltd. for the 57th business year from April 1, 2004 to March 31, 2005 in accordance with Article 19-2(3) of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha". The preparation of the consolidated financial statements is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's subsidiaries or consolidated subsidiaries.

As a result of the audit, in our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of Bandai Co., Ltd. and consolidated subsidiaries, and the consolidated results of their operations in conformity with related laws and regulations and the Articles of Incorporation of the Company.

As discussed in note III as a change in accounting policy, the Company adopted the accounting standard for impairment of fixed assets in the business year ended March 31, 2005. We concurred with the Company's adoption of the new accounting standard for impairment, since Accounting Standard concerning impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (Financial Accounting Standard Implementation Guidance No.6 issued by the Accounting Standards Board of Japan on October 31, 2003), allows companies to adopt this accounting standard starting from the year ended March 31, 2004.

The subsequent event that the Company and Namco Limited entered into a statutory share exchange agreement is stated in the business report.

Our firms and engagement partners have no interest with the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Our firms have been providing services described in Article 2(2) of the "Certified Public Accountants Law of Japan" to the Company, which are not considered prohibited services to an audit client.

Board of Corporate Auditors' Report Concerning the Consolidated Financial Statements (Certified Copy)

Audit Report Concerning the Consolidated Financial Statements

The Board of Corporate Auditors has received from each of the Corporate Auditors reports on auditing methods and results regarding the consolidated financial statements (the consolidated balance sheet and the consolidated profit and loss statement) for the 57th fiscal year, from April 1, 2004 to March 31, 2005, and has prepared this Audit Report, following its deliberations reporting as follows:

1. Outline of the Corporate Auditors' Auditing Methods

Each Corporate Auditor, according to the auditing policies set out by the Board of Corporate Auditors and duties assigned to each Corporate Auditor by the Board of Corporate Auditors, has received reports and explanations from the Directors and other related persons, and the auditors with respect to the consolidated financial statements, and whenever necessary, requested the Company's subsidiaries and consolidated subsidiaries to make reports concerning their accounts, and visited the Company's subsidiaries and consolidated subsidiaries to examine their conditions of operations and assets.

2. Results of the Audit

(1) We confirm that the methods and the results of the audit by Sanko & Co. and KPMG AZSA & Co., the auditors of the Company, are proper.

(2) We confirm that, as a result of the examination of the Company's subsidiaries and consolidated subsidiaries, there are no matters that should be mentioned with respect to the consolidated financial statements.

June 7, 2005

Board of Corporate Auditors
Bandai Co., Ltd.

Standing Corporate Auditor	Shinya Takagi	(Seal)
Standing Corporate Auditor	Susumu Yamada	(Seal)
Corporate Auditor	Kouji Yanase	(Seal)
Corporate Auditor	Gou Kawada	(Seal)

Note: All of the Corporate Auditors are outside corporate auditors, as provided for in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of *Kabushiki-Kaisha* (joint-stock company).

END

Non-Consolidated Balance Sheets
(As of March 31, 2005)

	(Millions of yen) Amount
ASSETS	
Current assets	
Cash and time deposits	38,741
Notes receivable - trade	1,538
Accounts receivable - trade	24,558
Marketable securities	2,004
Merchandise	1,330
Products	216
Raw materials	24
Work in progress	111
Supplies	73
Advance payments	1,711
Deposits paid	2,549
Prepaid expenses	177
Short-term loans receivable	3,350
Accounts receivable - other	1,142
Deferred tax assets - current	2,281
Other current assets	34
Allowance for doubtful receivables	(429)
Total current assets	79,416
Fixed Assets	
Tangible fixed assets	
Buildings	7,068
Structures	104
Machinery, and equipment	206
Vehicles	9
Tools, furniture and fixtures	5,599
Land	13,949
Construction in progress	288
Total tangible fixed assets	27,224
Intangible fixed assets	
Software	729
Other intangible fixed assets	51
Total intangible fixed assets	781
Investments and other assets	
Investment in securities	4,281
Investments in stock of affiliated companies	30,558
Investment securities	82
Long-term loans	350
Long-term loans to affiliated companies	3,596
Bad debt, etc.	110
Long-term prepaid expenses	27
Deferred tax assets-non-current	3,215
Other investments	798

Allowance for doubtful receivables	(2,022)
Total investments and other assets	40,995
Total fixed assets	69,001
Total assets	148,417

	(Millions of yen)
	Amount
LIABILITIES	
Current liabilities	
Notes payable - trade	1,489
Accounts payable - trade	14,443
Bonds - current portion	10,000
Accounts payable - other	8,017
Accrued income taxes	448
Accrued consumption tax	181
Accrued expenses	2,588
Deposits received	61
Unearned revenues	52
Other current liabilities	100
Total current liabilities	37,382
Fixed liabilities	
Bonds	15,000
Accrued retirement and severance benefits	129
Deferred tax liabilities due to land revaluation	898
Other long-term liabilities	704
Total long-term liabilities	16,731
Total liabilities	54,114
SHAREHOLDERS' EQUITY	
Common stock	24,466
Capital surplus	23,799
Capital reserve	23,798
Earning surplus	66,325
Retained earnings appropriated for legal reserves	1,645
General reserves	58,001
Reserve for deferred income tax on fixed assets	238
Other reserves	57,763
Unappropriated retained earnings at the end of the period	6,678
Land revaluation differences	(21,410)
Other securities valuation differences	1,240
Treasury stock	(117)
Total shareholders' equity	94,302
Total liabilities and shareholders' equity	**148,417**

Non-Consolidated Profit and Loss Statement
(April 1, 2004 through March 31, 2005)

		(Millions of yen)
		Amount
Net Sales		132,530
Cost of Sales		77,165
Gross Profit		55,365
Selling, general and administrative expenses		43,943
Operating income		11,422
Non-operating income		2,339
Interest income	49	
Interest on securities	7	
Dividend income	1,164	
Gain on securities sold	66	
Rental income	646	
Foreign exchange gain	208	
Miscellaneous income	196	
Non-operating expenses		455
Interest on bonds	149	
Leased asset expenses	278	
Miscellaneous loss	28	
Recurring income		13,305
Extraordinary income		1,112
Gain on sale of securities of affiliated companies	1,065	
Reversal of allowance for doubtful receivables	46	
Extraordinary losses		2,908
Loss on sale of fixed assets	7	
Loss on disposal of fixed assets	174	
Loss on impairment of fixed assets	1,528	
Special depreciation of fixed assets	104	
Loss on valuation of investment securities	40	
Loss on valuation of investments in affiliated companies	464	
Provision for allowance for doubtful receivables	588	
Net income before income taxes		11,510
Corporate income, inhabitant and enterprise taxes	2,500	
Tax adjustment	2,313	4,813
Net income		6,696
Balance brought forward		855
Reversal of land revaluation differences		(135)
Interim cash dividends		739
Unappropriated retained earnings		6,678

(Notes)

All sums are shown in millions of yen, truncated.

I. Significant Accounting Policies

1. Valuation basis and methods for securities:

(1) Shares of subsidiaries and affiliated companies:

Stated at cost under the moving average method.

(2) Other securities:

(i) Securities with market values:

Stated at market value using, among others, market prices on the last day of the fiscal year (valuation differences are reflected directly in shareholders' equity and cost of sales is calculated through the moving average method).

(ii) Securities without market values:

Stated at cost based on the moving average method. However, with respect to contributions to limited liability partnerships for investment businesses and similar partnerships, the amount corresponding to the equity holding of the partnership's assets is stated as investment in securities, and the amount corresponding to the profit or loss acquired through the operations of the partnership is stated as profit or loss for the fiscal year.

2. Valuation basis and methods for derivative trading:

Stated using the market price method.

3. Valuation basis and methods for inventories:

Stated at cost under the gross average method.

4. Depreciation methods for fixed assets:

(1) Tangible fixed assets:

The declining balance method is used.

However, for buildings (excluding equipment attached thereto) acquired on or after April 1, 1998, depreciation is determined by the straight-line method.

The general useful life of property and equipment is as follows:

Buildings	3 to 50 years
Tools, furniture and fixtures	2 to 20 years.

(2) Intangible fixed assets:

The straight-line method is used.

The general useful life of software is as follows:

Software (used internally)	5 years.

5. Accounting policies for translation of foreign currency denominated assets and Liabilities into Japanese Currency:

Monetary receivables and payables denominated in foreign currencies are translated at spot exchange rates prevailing at the last day of each fiscal year, and resulting gains or losses are included in profit or loss.

6. Basis for provisions:

(1) Allowance for doubtful accounts:

To prepare for potential losses due to bad debts, historical credit loss ratios are used for ordinary receivables.

Uncollectible amounts are recorded based on individual consideration of the account's potential for collection for receivables clearly at risk and receivables from companies under bankruptcy or reorganization proceedings.

(2) Allowance for retirement and severance benefits:

To prepare for payment of retirement benefits to employees, a provision is made based on estimated retirement benefit obligations and pension assets as of the last date of the fiscal year.

Actuarial gain/loss is amortized as an expense under the straight-line method over a certain number of years within the average remaining period of service for affected employees at the time of accrual (10 years) starting from the fiscal year following the accrual.

7. Accounting policies for lease transactions:

Finance lease transactions other than those where it is accepted that the legal title to the leased property is transferred to the lessee are accounted for by applying an accounting treatment that is equivalent to the treatment applicable to ordinary lease transactions.

8. Accounting policies for hedging:

(1) Hedge accounting method:

Deferral hedge accounting has been adopted.

Forward exchange contracts that meet the criteria for the allocation method are accounted for by the allocation method.

(2) Hedging methods and hedged items:

Hedging methods: Forward exchange contracts

Hedged items: Foreign currency-denominated receivables and payables and scheduled transactions.

(3) Hedging policies:

The purpose is to reduce risks arising from fluctuations in exchange rates in operating activities.

(4) Method of assessing the effectiveness of hedging:

The effectiveness of a hedging transaction is in principle determined by comparing the cumulative change in the market movement or cash flows of the hedged item and the cumulative change in the market movement or cash flows of the hedging method from the start of hedging to the time of assessing the effectiveness thereof.

However, if important conditions are common for the hedging method and the hedged asset, liability or scheduled transaction, no such determination is made because it is clear that 100% effectiveness in hedging was achieved.

9. Accounting treatment of consumption tax, etc.:

Consumption tax is accounted for separately and is not included in each account.

10. Terms and style used in the balance sheets and the profit and loss statement:

Pursuant to Article 200 of the Regulations for Implementation of the Commercial Code, terms and style used in the Balance Sheet and the Profit and Loss Statement follow the provisions in the Regulations Concerning Financial Statements, etc.

II. Information Concerning Change of Accounting Policy

(Accounting Standard for Impairment of Fixed Assets)

The Accounting Standard for Impairment of Fixed Assets (the "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002)) and the "Guidance on Accounting Standard for Impairment of Fixed Assets" (Guidance on Corporate Accounting Standard No. 6, October 31, 2003) have become available for application starting from the financial statements for the fiscal year ended March 31, 2004. Accordingly, the Company has applied the above standard and guidance, effective from this fiscal year. As a result, net income before income taxes decreased by ¥1,528 million.

The amount of accumulated losses on impairment of fixed assets is deducted directly from the amount of each asset pursuant to the Regulations Concerning Financial Statements, etc., as amended.

III. Information Concerning Change of Listing Method

(Balance Sheet)

Ownership interests for investment business partnerships, etc.

Information on ownership interests for investment business partnership, etc. which was included in "Others" under investment and other assets in the balance sheet until the last business year, is now included in and listed as securities held in investment account, as the ownership interests for investment business partnerships, etc. is now deemed to be securities as so required under the "Law on Partial Amendment of the Securities Exchange Act" (Law No. 97, June 9, 2004).

The ownership interests for investment business partnerships, etc. which was included in “others” under investment and other assets as of the last business year was ¥ 95 million.

IV. Additional Information

(Corporate size-based taxation)

As a result of the introduction of the corporate size-based taxation system, the value-added portion and capital portion of corporate enterprise taxes of ¥169 million were treated as selling, general and administrative expenses in accordance with the "Practical Solution on Presentation for Corporate Size-Based Aspect of Corporate Enterprise Taxes on Income Statement" (Practical Solution Report No. 12: Accounting Standard Board of Japan, February 13, 2004).

V. Notes to Non-Consolidated Balance Sheet

1. Claims and obligations with respect to affiliated companies

Short-term monetary claims on affiliated companies: ¥13,891 million

Long-term monetary claims on affiliated companies: ¥3,596 million

Short-term monetary obligations to affiliated companies: ¥3,360 million

Long-term monetary obligations to affiliated companies: ¥511 million

2. Amount of accumulated depreciation of tangible fixed assets: ¥27,135 million

3. In addition to the fixed assets stated in the balance sheets, the Company uses development equipment, information equipment, etc. under lease contracts.

4. Pledged assets

Pledged assets offered as security are as follows:

Cash and deposits: ¥80 million

(Pledged upon acceptance of payment guarantees.)

5. Net assets as specified under Article 124, Item 3 of the Regulations for Implementation of the Commercial Code: ¥1,240 million

6. Warrants issued under Article 280-19, Paragraph 1 of the Commercial Code before amendment of April 1, 2002:

Date of resolution at the General Meeting of Shareholders:	June 26, 2001
Type of shares to be issued:	Common stock
Outstanding warrants:	¥487 million
Issue price (exercise price):	¥1,862

7. Revaluation of land:

The Company revaluated its business-use land in accordance with the Law Concerning Revaluation of Land (March 31, 1998 Law No. 34) and recorded the land revaluation difference under shareholders' equity.

Method of revaluation: As specified in Article 2, Item 4 of the Regulations for Implementation of the Law Concerning Revaluation of Land (March 31, 1998 Ordinance No. 119), the method announced by the Director-General of the National Tax Administration Agency to calculate the land price used as a base to calculate tax value for land value tax purposes, specified in Article 16 of the Land Value Tax Law (May 2, 1991 Law No. 69) was used to calculate the value of the land, with reasonable adjustments (for land facing a thoroughfare value adjustment).

Date of revaluation: March 31, 2002

The excess of the book value of the revalued land after the revaluation over its market value at the end of the fiscal year was ¥1,209 million lower than the book value.

VI. Notes to the Profit and Loss Statement

1. Transactions with affiliated companies

Net sales:	¥49,411 million
Purchases:	¥13,444 million
Transactions other than Operating Transactions:	¥ 1,916 million

2. Major breakdown of selling, general and administrative expenses

Freight:	¥3,391 million
Advertising and general publicity expenses:	¥13,973 million
Salaries and benefits:	¥5,799 million
Allowance for retirement benefits:	¥479 million
Allowance for directors' retirement and benefits:	¥21 million
Depreciation expenses:	¥1,172 million
Research and development expenses:	¥11,818 million
Allowance for doubtful accounts:	¥113 million

3. Total amount of research and development expenses (included in selling, general, and administrative expenses): ¥11,818 million.

4. Loss on impairment of fixed assets

In order to test for impairment, the Company and its consolidated subsidiaries make group assets under classifications for management accounting purposes based on each business unit, excluding important idle assets, assets scheduled for disposal and assets for lease.

In order to improve its financial position, the Company reduced the book values of the following idle assets and assets scheduled for disposal to the amount of the net sales value during this fiscal year and reported the reduction amount as an impairment loss and included the same in the extraordinary loss.

Location	Item	Impairment loss
Shimotsuga-gun, Tochigi Prefecture	Land, building and structure	¥ 703 million
Funabashi-shi, Chiba Prefecture	Land, building and structure	¥ 702 million
Sendai-shi, Miyagi Prefecture	Land, building and structure	¥ 121 million
Total	-	¥1,528 million

In computing the net sales value, values for land, buildings, etc. scheduled for sale are determined based on third party appraisals. With regard to other assets, market value is individually estimated based on the appraised value of land facing a thoroughfare, etc.

5. Net income per share: ¥66.91

PROPOSAL FOR APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

		(Yen)
Unappropriated retained earnings at end of year		6,678,023,024
Reversal of reserve for deferred income tax on fixed assets		7,831,531
Total		6,685,854,555
To be appropriated as follows:		
Cash dividends		2,220,472,305
¥22.50 per share		
Bonuses to officers		99,000,000
Bonuses to directors:	¥93,000,000	
Bonuses to corporate auditors:	¥6,000,000	
General Reserve		3,350,000,000
Unappropriated retained earnings carried forward		1,016,382,250

Notes:

1. An interim dividend of ¥7.50 per share, totaling ¥739,726,275, was paid on December 10, 2004.
2. Reversal of the reserve for deferred income tax on fixed assets was based on the provisions of the Special Taxation Measures Law.

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

May 24, 2005

The Board of Directors
Bandai Co., Ltd.

SANKO & Co.

Higuchi Kazuo (Seal)
Representative and Engagement Partner
Certified Public Accountant

Yamamoto Yuzo (Seal)
Representative and Engagement Partner
Certified Public Accountant

KPMG AZSA & Co.

Ohtsu Shuji (Seal)
Designated and Engagement Partner
Certified Public Accountant

Otsuka Toshihiro (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the financial statements, that is the non-consolidated balance sheets, the non-consolidated profit and loss statement, the business report (limited to accounting matters) and the proposal for appropriation of unappropriated retained earnings, and its supporting schedules (limited to accounting matters) of Bandai Co., Ltd. for the 57th business year from April 1, 2004 to March 31, 2005 in accordance with Article 2(1) of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha". With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records. The preparation of the financial statements and supporting schedules is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the financial statements and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the financial statements and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's subsidiaries.

As a result of the audit, our opinion is as follows:

(1) The non-consolidated balance sheets and the non-consolidated profit and loss statement present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2) As discussed in note II as a change in accounting policy, the Company adopted the accounting standard for impairment of fixed assets in the business year ended March 31, 2005. We concurred with the Company's adoption of the new accounting standard for impairment, since Accounting Standard concerning Impairment of Fixed Assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (Financial Accounting Standard Implementation Guidance No.6 issued by the Accounting Standards Board of Japan on October 31, 2003), allows companies to adopt this accounting standard in the statutory report and its supporting schedules starting from the year ended March 31, 2004.

(3) The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4) The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(5) With respect to the supporting schedules (limited accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

The subsequent event that the Company and Namco Limited entered into a statutory share exchange agreement is stated in the business report.

Our firms and engagement partners have no interest with the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Our firms have been providing services described in Article2(2) of the "Certified Public Accountants Law of Japan" to the Company, which are not considered prohibited services to an audit client.

Board of Statutory Auditors' Report (Certified Copy)

Audit Report

The Board of Corporate Auditors has received from each of the Corporate Auditors reports on auditing methods and results regarding the non-consolidated financial statements (the non-consolidated balance sheet and the non-consolidated profit and loss statement) for the 57th fiscal year, from April 1, 2004 to March 31, 2005, and has prepared this Audit Report, following its deliberations reporting as follows:

1. Outline of the Corporate Auditors' Auditing Methods

Each Corporate Auditor, according to the auditing policies set out by the Board of Corporate Auditors and duties assigned to each Corporate Auditor by the Board of Corporate Auditors, has attended the meetings of the Board of Directors and other meetings deemed as important, obtained reports on performance of duties from Directors and employees as needed, inspected documents whereby important decisions are made and examined the conditions of operations and assets at the Company's head office and other principal places of business. Regarding the Company's subsidiaries, each Corporate Auditor attended important joint meetings with the Company's subsidiaries and, whenever necessary, visited subsidiaries and received business reports and explanations of the conditions of operations and assets. In addition, each Corporate Auditor received, as needed, reports and explanations on the audit from the auditors of the Company and examined the financial statements and supporting schedules.

With respect to matters such as transactions conducted by a Director in competition with the Company, transactions causing a conflict of interest between a Director and the Company, offers, free of charge, of benefits effected by the Company, transactions not in the ordinary course of business between the Company and the subsidiaries or shareholders of the Company, and the acquisition and disposition of its own shares by the Company, each Corporate Auditor requested reports from Directors and employees and examined the circumstances of such transactions, in detail when necessary, as well as the above-mentioned auditing methods.

2. Results of the Audit

(1) We confirm that the methods and the results of the audit by Sanko & Co. and KPMG AZSA & Co., the auditors of the Company, are proper.

(2) We confirm that the Business Report represents fairly the condition of the Company in conformity with the applicable laws and regulations and the Articles of Incorporation of the Company.

(3) We confirm that there are no matters that should be mentioned on the proposed appropriation of profits, in consideration of the condition of the assets of the Company or any other circumstances.

(4) We confirm that the supporting schedules represent fairly the matters to be stated and there are no other matters that should be mentioned in respect thereof.

(5) We confirm that, with respect to the performance of duties by Directors, including the duties concerning subsidiaries of the Company, there are no fraudulent acts, or material facts that violate applicable laws and regulations or the Articles of Incorporation.

We also confirm that there is no breach of the duties of the Directors with respect to matters such as transactions conducted by a Director in competition with the Company, transactions causing a

conflict of interest between a Director and the Company, offers, free of charge, of benefits effected by the Company, transactions not in the ordinary course of business between the Company and the subsidiaries or shareholders of the Company, and the acquisitions and disposition of its own shares by the Company.

May 31, 2005

Board of Corporate Auditors
Bandai Co., Ltd.

Standing Corporate Auditor	Shinya Takagi	(Seal)
Standing Corporate Auditor	Susumu Yamada	(Seal)
Corporate Auditor	Kouji Yanase	(Seal)
Corporate Auditor	Gou Kawada	(Seal)

Note: All of the Corporate Auditors are outside corporate auditors, as provided for in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of *Kabushiki-Kaisha* (joint-stock company).

END

REFERENCE DOCUMENT
CONCERNING THE EXERCISE OF VOTING RIGHTS

1. Number of Voting Rights Held by All Shareholders: 986,325

2. Proposals and Matters for Reference

Proposal No. 1 Approval of the Plan for Appropriation of retained earnings for the Fifty-Seventh (57th) Fiscal Year

The Company proposes that, taking into consideration the need for internal reserves to further strengthen the future corporate constitution of the Company, the appropriation of Retained Earnings be as described on page 47 of the attached document.

The Company also proposes to declare ordinary dividends in the amount of twenty-two and one half (22.5) yen per share as the year-end dividends for the fifty-seventh (57th) fiscal year.

Since the Company has already paid an interim dividend in the amount of seven and one half (7.5) yen per share, the total amount of annual dividends will be thirty (30) yen per share.

Proposal No. 2 Incorporation of a 100% Parent Company by Means of a Statutory Share Exchange (*Kabushiki-Iten*)

1. Reason for the Necessity of the Statutory Share Exchange

In the entertainment industry worldwide, global competition has intensified as technological innovations spur the expansion and widespread penetration of information technology networks. In addition, in the Japanese market, the number of children has been decreasing due to declining birth rates and people's hobbies and interests have diversified. In order to continue to secure sustained profits, we believe we must win customers by aggressively promoting research and development and creating and providing attractive products and services.

The Company and NAMCO LIMITED ("Namco") (collectively "Both Companies") have decided that in order to react promptly to this change of circumstances in the fiercely competitive market and further increase their enterprise value, the best strategy is to combine and complement each other through combining the Company's advantage in a broad range of business development based on character merchandising and the advantage of Namco in game contents, game development capability and its wide network of amusement facilities, thereby achieving synergies under a commonly held business concept and strategy.

For the above purposes, in this Proposal, the Company hereby asks for the approval of Both Companies, in a sprit of equal partnership and mutual confidence, to jointly incorporate "NAMCO BANDAI Holdings Inc.", which will become the 100% parent company of the Company by means of a Statutory Share Exchange (*Kyoudo-Kabushikiiten*) as provided for in Article 364 of the Commercial Code.

2. Terms of the Statutory Share Exchange

(1) Articles of Incorporation of the 100% Parent Company to be Incorporated

The provisions of the Articles of Incorporation of NAMCO BANDAI Holdings Inc.

are as described below in the section "Articles of Incorporation of NAMCO BANDAI Holdings Inc." (from page 77 to page 87).

(2) Type and Number of Shares to be Issued by NAMCO BANDAI Holdings Inc. upon the Statutory Share Exchange

The type of shares to be issued by NAMCO BANDAI Holdings Inc. upon the Statutory Share Exchange will be common stock, and the total number of shares will be the sum of the Company's total number of outstanding shares as of the day one day prior to the date of the Statutory Share Exchange and Namco's total number of outstanding shares as of the day one day prior to the Statutory Share Exchange, as multiplied by the respective Statutory Share Exchange Ratio to the respective number of outstanding shares, as described in (3) below, any share constituting less than one share is truncated.

(Note)

In Article 1, Paragraph 2 of Supplemental Provision to the "Articles of Incorporation of NAMCO BANDAI Holdings Inc. as described below, state the total number of shares to be issued by NAMCO BANDAI Holdings Inc. upon Statutory Share Exchange as 258,296,882 shares. The number of shares to be issued is calculated based on the total numbers of issued shares of the Company and Namco as of May 2, 2005, on which the Statutory Share exchange Agreement as set forth below, was executed and, therefore, if (i) the Warrants issued by the Company in accordance with the provision of Article 280-19 of the Commercial Code, before the amendment are exercised, or (ii) new shares are issued by one or both of the Company and Namco, in accordance with the provision of Article 280-2 of the Commercial Code, on or before the date immediately preceding the Scheduled Statutory Share Exchange Date, the total number of shares to be actually issued by NAMCO BANDAI Holdings Inc. shall be based on the total number of the issued shares of the Company and Namco as increased by (i) and/or (ii) above.

(3) Allotment of Shares to the Shareholders of Both Companies

Upon the Statutory Share Exchange, in accordance with the following respective ratios ("Statutory Share Exchange Ratio"), NAMCO BANDAI Holdings Inc. shall allot the shares of NAMCO BANDAI Holdings Inc. to the shareholders of the Company and Namco (including the beneficial shareholders) whose names are listed or recorded in the respective final shareholders' registers of Both Companies (including the register of beneficial shareholders) as of the day immediately preceding the Scheduled Statutory Share Exchange Date. However, if a share split as provided for in Article 218 of the Commercial Code, or a share consolidation as provided for in Article 214 of the Commercial Code, of either Company's or Both Companies' shares has been implemented on or before the date immediately preceding the Scheduled Statutory Share Exchange Date, the Statutory Share Exchange Ratio shall be proportionally adjusted in accordance with the ratio of the share split or that of the share consolidation:

a. Shareholders of the Company:

One and one half (1.5) shares of common stock of NAMCO BANDAI Holdings Inc. per share of common stock of the Company.

b. Shareholders of Namco:

One (1) share of common stock of NAMCO BANDAI Holdings Inc. per share of common stock of Namco.

(4) Amount of Capital and Capital Reserve of NAMCO BANDAI Holdings Inc. to be Incorporated

a. Amount of Capital: ten (10) billion yen (¥10,000,000,000)

b. Amount of Capital Reserve:

The aggregate amount of the respective net assets of Both Companies existing as of the Statutory Share Exchange Date less the aggregate amount of capital and the amount of the Statutory Share Exchange Payment provided in Item (5) below.

(5) Amount of the Statutory Share Exchange Payment ("*Kabushikiiten Koufukin*")

NAMCO BANDAI Holdings Inc. shall, within three (3) months after the Scheduled Statutory Share Exchange Date, make a Statutory Share Exchange Payment, as provided below, as a substitute for interim dividends to be respectively paid by the Company and Namco, to the shareholders and registered pledgees whose names are listed or recorded in the respective final shareholders' registers of Both Companies as of the day immediately preceding the Scheduled Statutory Share Exchange Date. However, the amount of the Statutory Share Exchange Payment may be changed by an agreement following mutual consultation among Both Companies and NAMCO BANDAI Holdings Inc., depending on the status of assets and liabilities of Both Companies, a change of economic situation or other circumstances:

a. Eighteen (18) yen per share of common stock of the Company.

b. Twelve (12) yen per share of common stock of Namco.

(6) Scheduled Statutory Share Exchange Date (Date on which the Statutory Share Exchange is Scheduled to Occur).

The Scheduled Statutory Share Exchange Date shall be September 29, 2005. The application for the registration of incorporation of NAMCO BANDAI Holdings Inc. shall be filed on the same day.

However, procedures following the Statutory Share Exchange may be changed, if necessary, by the agreement following mutual consultation between Both Companies.

(7) The Maximum Amount of Dividends to be Respectively Paid by the Company and Namco through the Statutory Share Exchange Date of the Statutory Share Exchange

The Company shall make a payment of dividends in the amount of twenty-two and one half (22.5) yen per share subject to the maximum of the total amount of two billion, two hundred twenty million, four hundred seventy-two thousand, three hundred five (2,220,472,305) yen to its shareholders and registered pledgees as of March 31, 2005. Namco shall make a payment of dividends in the amount of twenty (20) yen per share subject to the maximum of the total amount of two billion, one hundred ninety five million, one hundred fifty five thousand, six hundred twenty (2,195,155,620) yen to its shareholders and

registered pledgees whose names are listed or registered on the final register of shareholders as of March 31, 2005.

(8) Directors of the 100% Parent Company to be Incorporated:

The candidates for the Directors of NAMCO BANDAI Holdings Inc. are the following ten (10) persons:

Name (Date of Birth)	Biographical data and representation of other companies		Number of shares of each company owned
Kyushiro Takagi (September 4, 1943)	Oct. 1989:	Joined Namco Limited	Bandai Co., Ltd. 0 Shares Namco Ltd. 12,600 Shares
	Apr. 1990:	General Manager, Operations Coordination Department	
	Jun. 1991:	Director responsible for Administration and Operations, and General Manager, Operations Coordination Department	
	Jun. 1992:	Managing Director responsible for Operations	
	Oct. 1998:	Senior Managing Director, Group Executive, Amusement Business Division, responsible for the Entertainment Business Division, and responsible for the New Business Creation Division	
	Apr. 2001:	Executive Vice President and Representative Director and General Manager, Corporate Strategic Planning Office	
	May 2002:	President & Chief Executive Officer and Representative Director	
	Apr. 2005:	Vice Chairman and Representative Director (current position)	
Takeo Takasu (June 24, 1945)	Apr. 1968:	Joined The Sanwa Bank Ltd. (current UFJ Bank Limited)	Bandai Co., Ltd. 31,100 Shares Namco Ltd. 0 Shares
	Oct. 1993:	General Manager, Los Angeles Branch, The Sanwa Bank Ltd.	
	Apr. 1996:	Joined Bandai Co., Ltd. as General Manager, Planning Office	
	Jun. 1997:	Managing Director	
	Mar. 1999:	President and Representative Director (current position)	
Masahiro Tachibana (April 16, 1951)	Apr. 1978:	Joined Namco Limited	Bandai Co., Ltd. 0 Shares Namco Ltd. 9,200 Shares
	Jul. 1986:	General Manager, Operations Division	
	Jun. 1988:	Director responsible for Operations Representative and General Manager, Operations Division	

	Jun. 1989: Jun. 1994: Apr. 2004: Apr. 2005:	Managing Director responsible for Operations, and General Manager, Operations Division Representative Director and Managing Director Representative Director, Senior Managing Director, and President, Contents & Technology Company and Leader, Strategic Planning Group Senior Managing Director (current position)	
Masaatsu Hayakawa (March 21, 1943)	Apr. 1966 - Jun. 1992 - Mar. 1994 - Jun. 1994 - Oct. 1998 - Jun. 1999 - Jun. 1999 - Apr. 2002 -	Joined Bandai Co., Ltd. Director and General Manager, Business Administration Office Representative Director and President, Banalex Corporation Retired from the office of Director of Bandai Co., Ltd. Standing Corporate Auditor, Bandai Co., Ltd. Retired from the office of Standing Corporate Auditor of Bandai Co., Ltd. Managing Director of Bandai Co., Ltd. Senior Managing Director (current position)	Bandai Co., Ltd. 31,200 Shares Namco Limited 0 Shares
Keiji Tanaka (December 19, 1941)	Nov. 1990 - Apr. 1991 - Jun. 1992 - Jan. 1999 - Apr. 2005 -	Joined Namco Limited General Manager, Accounting Department Director and General Manager, Accounting Department Managing Director in charge of the Corporate Planning Division, Accounting Division, and General Manager, Corporate Planning Division Managing Director (current position)	Bandai Co., Ltd. 0 Shares Namco Limited 3,200 Shares
Junji Senda (December 21, 1949)	Apr. 1972 - Apr. 1989 - Apr. 2000 - Jun. 2003 - Jul. 2004 -	Joined Bandai Co., Ltd. General Manager, Boys Toy Department Executive Officer and General Manager, Candy Toy Business Department Director in charge of Group Development Projects and General Manager, New Business Office Director in charge of Alliances (current position)	Bandai Co., Ltd. 4,500Shares Namco Limited 0 Shares

Shigeichi Ishimura (December 28, 1953)	Apr. 1976 - Joined Namco Limited Jan. 1982 - General Manager, Product Development Division Aug. 1983 - Director and General Manager, Product Development Division #1 Jun. 1992 - Managing Director in charge of the Research Division Jun. 1995 - Senior Managing Director in charge of the Research Division Jun. 1999 - Executive Officer in charge of the Research Division Apr. 2004 - Senior Managing Executive Officer and President of the Contents Expansion Company Jun. 2004 - Director and President of the Contents Expansion Company Apr. 2005 - President & Chief Executive Officer and Representative Director, and General Manager, Corporate Strategic Planning Office (current position)	Bandai Co., Ltd. 0 Shares Namco Limited 11,432 Shares
Kazunori Ueno (September 16, 1953)	Apr. 1977 - Joined Bandai Co., Ltd. Apr. 1991 - General Manager, Candy Toy / Vending Machine Business Department Jun. 1999 - Executive Officer and Deputy General Manager, Life-styles Division, and Chief of the Business Strategy Office, Life-styles Division Jun. 2001 - Director in charge of the Toy Business Projects and General Manager, Character Toy Business Department Apr. 2003 - Managing Director and President, Toys & Hobby Company and Chief Gundam Officer (CGO) Apr. 2004 - Managing Director, Toys & Hobby Group Leader, Chief Gundam Officer (CGO) and President, Toys & Hobby Company (current position)	Bandai Co., Ltd. 1,700 Shares Namco Limited 0 Shares
Masatake Yone (July 8, 1954)	Apr. 1981 - Admitted to the bar in Japan Mar. 1987 - Admitted to the bar in the State of New York Jan. 1989 Partner, Mori Sogo (Currently called Mori Hamada and Matsumoto) Law Firm (current position)	Bandai Co., Ltd. 0 Shares Namco Limited 0 Shares
Kazuo Ichijo (October 13, 1958)	Apr. 1987 - Research Fellow of the Japan Society for the Promotion of Science in Education Ministry (currently called Ministry of	Bandai Co., Ltd. 0 Shares Namco Limited 0 Shares

		Education, Culture, Sports, Science and Technology)	
	Apr. 1988 -	Assistant Professor in the Faculty of Social Sciences, Hitotsubashi University	
	Oct. 1993 -	Associate Professor in the Faculty of Social Sciences, Hitotsubashi University	
	Apr. 2001 -	Professor in the Graduate School of Social Sciences, Hitotsubashi University (current position)	
	Jun. 2001 -	Outside Corporate Auditor, Information Services International-Dentsu, Ltd. (current position)	
	Mar. 2005 -	Outside Director, Shimano, Inc. (current position)	

(Note)

1. Both Mr. Masatake Yone and Mr. Kazuo Ichijo are qualified as an Outside Director as provided in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

2. There is a consulting agreement between Mr. Kazuo Ichijo and BANDAI Co., Ltd. concerning education and training.

3. No special interest exists between other candidates and NAMCO BANDAI Holdings Inc., Bandai Co., Ltd. or NAMCO LIMITED.

(9) Corporate Auditors of the 100% Parent Company to be Incorporated:
The candidates for Corporate Auditors of NAMCO BANDAI Holdings Inc. are the following four (4) persons:

Name (Date of Birth)	Brief background and representation of other companies		Shares of each company owned
Koichiro Homma (January 31, 1952)	Apr. 1974-	Joined The Sumitomo Bank Ltd. (current Sumitomo Mitsui Banking Corporation)	Bandai Co., Ltd. 0 Shares Namco Ltd. 16,764 Shares
	Oct. 1995-	General Manager, Mita Branch, The Sumitomo Bank Ltd.	
	Feb. 1998-	Joined Namco Limited as General Manager, Office of the President	
	Jun. 1999-	Director, and General Manger, Office of the President, and General Manager, Corporate Communications Department	
	Jun. 2004-	Corporate Auditor (current position)	
Katsutoshi Hirasawa (January 31, 1949)	Mar. 1983-	Joined Bandai Co., Ltd.	Bandai Co., Ltd. 0 Shares Namco Ltd. 0 Shares
	Apr. 2001-	General Manager, Accounting Division (current position)	

Osamu Sudo (January 24, 1952)	Apr. 1980- Apr. 1983- Jun. 1999- Jun. 2003-	Admitted in Japan Partner at Tokyo Yaesu Law Office Partner at Sudo Takai Law Office (current position) Corporate Auditor, Namco Limited (current position)	Bandai Co., Ltd. 0 Sharers Namco Ltd. 0 Shares
Kouji Yanase (October 17, 1942)	Apr. 1969- Jul. 1984- Jun. 1997- Sep. 2002-	Admitted in Japan Established Yanase Law Office Auditor of Bandai Co., Ltd. Established Marunouchi-Chuo Law Office (current position)	Bandai Co., Ltd. 10,102 Shares Namco Ltd. 0 Shares

(Note)

1. No special interest exists between any Corporate Auditor candidate and NAMCO BANDAI Holdings Inc., BANDAI Co., Ltd. or NAMCO LIMITED.

2. Mr. Osamu Sudo, and Mr. Kouji Yanase are candidates to be an Outside Corporate Auditor as provided in Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of *Kabushiki-Kaisha* (joint-stock company)."

(10) Remuneration for Directors and Corporate Auditors of the 100% Parent Company to be Incorporated

Taking into account the amount of remuneration for Directors and Corporate Auditors of the Company and Namco and various other factors, the total amount of remuneration for Directors of NAMCO BANDAI Holdings Inc. shall not be more than forty million yen (¥40,000,000) in total per month and the total amount of remuneration for Corporate Auditors shall not be more than eight million yen (¥8,000,000) in total per month.

(11) Election of Auditor of the 100% Parent Company to be Incorporated

The candidate for the Auditor of NAMCO BANDAI Holdings Inc. is as follows:

(As of March 31, 2005)

Name	KPMG AZSA & Co.
Office	Principal Office : Tsukuto-cho 1-2, Shinjuku-ku, Tokyo
History	July 1, 1985: Established as Asahi Shinwa & Co. October, 1 1993: Merged with Inoue Saito Eiwa Audit Corporation (established on April 5, 1978) and changed its name to Asahi Audit Corp. January 1, 2004: Merged with KPMG AZSA & Co. (established on February 26, 2003) and changed its name to KPMG AZSA & Co.
Outlines	• Amount of Capital : ¥3,130,000,000 • 1,753 certified public accountants (including 224 Representative Partners and 178 Partners) • 742 assistant certified public accountants and 678 other staff members • Total of 3,173 persons • 5,876 auditing companies

(12) Matters relating to Joint Incorporation

The Company shall incorporate, jointly with Namco, NAMCO BANDAI Holdings Inc., that will become the 100% parent company of the Company and Namco.
The outline of Namco is as follows:

(As of March 31, 2005)

Name	NAMCO LIMITED
Principal Business	Development, production, and sales of commercial amusement machines, home video game software, and management of amusement facilities
Date of Incorporation	June 1, 1955
Principal Office	2-8-5 Tamagawa, Ota-ku, Tokyo
Representative	Representative Director and President : Shigeichi Ishimura
Paid-in Capital	¥27,369 million
Number of Employees	2,407

3. Explanation of Allotment of Shares Based on Article 366, Paragraph 1, Item 2 of the Commercial Code

The Company, in relation to the incorporation of NAMCO BANDAI Holdings Inc., which will become the 100% parent company, by means of a joint statutory share exchange with Namco, has determined as follows the ratio for the number of shares of common stock of NAMCO BANDAI Holdings Inc. to be allotted to the shareholders of the Company and Namco ("Statutory Share Exchange Rate"), which will become wholly owned subsidiaries of NAMCO BANDAI Holdings Inc.

	Company	Namco
Statutory Share Exchange Rate	1.50	1.00

The Company and Namco determined that an independent examination of a fair Statutory Share Exchange Rate would lead to securing the interests of their respective shareholders, and decided to each appoint a financial advisor.

To that end, the Company has appointed Daiwa Securities SMBC Co. Ltd. as its financial advisor and requested their analyses on the Statutory Share Exchange Ratio for reference in negotiation with Namco.

Upon such request, Daiwa Securities SMBC Co. Ltd. presented a Statutory Share Exchange Ratio calculated by comprehensively taking into account the results of analyses conducted based on the market stock price average method, the discounted cash flow method (the DCF method) and the comparable companies method.

The Company discussed internally from various points of view, based on the results of this analysis and the calculation by Daiwa Securities SMBC Co. Ltd., along with advice from them, determined the Statutory Share Exchange Ratio through consultation and negotiation with Namco as above.

Consequently, on May 2, 2005, the Company and Namco executed the Statutory Share Exchange Agreement which sets forth the above Statutory Share Exchange Ratio

(hereinafter referred to as the "Agreement"), upon approval of their respective Boards of Directors at their respective meetings of the Boards of Directors. However, in the Agreement, it is agreed that if, from the date of the execution of the Agreement through the Statutory Share Exchange Date, there is a significant change in the preconditions and other circumstances based on which the Statutory Share Exchange Ratio was determined, the Statutory Share Exchange Ratio may be changed by mutual agreement upon consultation between Both Companies.

4. Contents of the Balance Sheet and the Profit and Loss Statement referred to in Article 366, Paragraph 1, Items 3 through 6 of the Commercial Code

The contents of the Balance Sheet and the Profit and Loss Statement of the Group and the Company are as described from page 22 to page 33 and from page 36 to page 46 of the attachment. The contents of the Balance Sheet and the Profit and Loss Statement of Namco are as follows.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2005)

	(million yen)
	Amount
ASSETS	
Current assets	
Cash and time deposits	36,493
Notes & accounts receivable - trade	17,946
Inventories	24,248
Deferred tax assets - current	1,592
Other current assets	2,665
Allowance for doubtful receivables	(281)
Total current assets	**82,665**
Fixed Assets:	
Tangible fixed assets	
Buildings and structures	4,775
Machinery and transporters	1,038
Amusement machines and facilities	21,661
Land	6,613
Construction in progress	276
Other tangible fixed assets	1,432
Total tangible fixed assets	**35,798**
Intangible fixed assets	
Goodwill	2,350
Consolidated adjustments	141
Software	550
Other intangible fixed assets	1,313
Total intangible fixed assets	**4,355**
Investments and other assets	
Investment in securities	1,125
Long-term loans	192
Long-term prepaid expenses	1,110
Subscribed Deposit	25,263
Deferred tax assets	3,084
Other assets	1,405
Allowance for doubtful receivables	(525)
Total Investment and other assets	**31,655**
Total fixed assets	**71,808**
Total assets	**154,474**

	(million yen)
	Amount
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	
Current liabilities	
Notes and accounts payable - trade	13,651
Short-term bank loans	2,966
Bonds redeemable within 1 year	1,000
Accounts payable - other	5,880
Accrued expenses	3,672
Accrued corporate taxes etc.	3,943
Other current liabilities	2,104
Total current liabilities	**33,219**
Fixed liabilities	
Long-term borrowings	2,685
Employees' severance and retirement benefits	1,750
Other fixed liabilities	5,884
Total fixed liabilities	**10,320**
Total liabilities	**43,539**
MINORITY INTERESTS	
Minority interests	3,161
SHAREHOLDERS' EQUITY	
Capital stock	27,369
Capital surplus	26,399
Earned surplus	55,956
Other valuation differences of securities	96
Foreign currency translation adjustment	(1,631)
Treasury stock	(416)
Total shareholders' equity	**107,773**
Total liabilities, minority interests, and shareholders' equity	**154,474**

CONSOLIDATED STATEMENT OF PROFIT AND LOSS
(April 1, 2004 through March 31, 2005)

		(million yen)
		Amount
Net Sales		178,551
Cost of Sales		130,996
Gross Profit		47,555
Selling, general and administrative expenses		32,469
Operating income		15,085
Non-operating income		
Interest and dividend income	154	
Rent income	39	
Foreign exchange income	2	
Other non-operating income	167	364
Non-operating expenses		
Interest expenses	68	
Amortization of Goodwill	485	
Reversal of Allowance of doubtful receivables	109	
Other non-operating expenses	198	861
Operating income		**14,588**
Extraordinary income		
Gain on sale of investment in securities	319	
Gain on sale of fixed assets	515	
Gain on recovery of bad debt	122	
Gain on change holding ratio of subsidiary	37	
Others	34	1,030
Extraordinary losses		
Loss on sale of fixed assets	53	
Loss on impairment	4	
Loss on inventory valuation	9	
Others	9	78
Net income before income taxes		15,540
Corporate income, inhabitant and enterprise taxes	5,596	
Tax adjustment	389	5,985
Minority interests		89
Net income		9,464

Notes to Financial Reports

1. All sums are shown in millions of yen, rounded down to the nearest million.

2. Significant Matters forming the Basis for Preparing Consolidated Financial Statements

    (1) Matters concerning the scope of consolidation

    Number of consolidated subsidiaries: 20

    Name of major consolidated subsidiaries

    Domestic
    Italian Tomato Ltd., Nikkatsu Corp., St. Tropez Ltd., Namco Trading Ltd., Mil Ltd., Monolith Software Inc., Namco Ecolotech Ltd. and Namco Tales Studio Ltd.

    Overseas
    Namco America Inc., Namco Hometek Inc., Namco Cybertainment Inc., Namco Europe Ltd., Namco Operations Europe Ltd. and Namco Enterprises Asia, Ltd.

    One of the dormant overseas subsidiaries was liquidated in April 2004, so it was excluded from the scope of consolidation.

    Shanghai Namco Ltd., one of the non-consolidated subsidiaries, is also excluded from the scope of consolidation, because its total assets, total sales, net income or loss, and retained earnings (corresponding to equity holding therein) are minor and insignificant.

    (2) Matters concerning application of the equity method

    The equity method is applied to Shanghai Namco Ltd., one of the non-consolidated subsidiaries.

    Rhythm & Hues Communications LLC, one of the affiliates, is not accounted for by the equity method but is stated at cost because its net income or loss and retained earnings (corresponding to equity holding therein) are minor and insignificant.

    The Gaga Communications Inc. is excluded from the affiliates because the Company has no influence on it as of September 30, 2004.

    The fiscal year-end of Shanghai Namco Ltd. is the last date of December.

    (3) Matters concerning the fiscal year of consolidated subsidiaries

    The fiscal year-end of St. Tropez Ltd. is the last date of January, and the fiscal year-end of the Namco Tales Studio Ltd. is the last date of March, and the fiscal year-ends of other consolidated subsidiaries are the last date of February. The financial statements of consolidated subsidiaries as of the fiscal year-ends are

used for preparing the consolidated financial statements, and adjustments necessary for consolidation are made on the statements with respect to material dealings taking place between the fiscal year-ends of the consolidated subsidiaries and consolidated fiscal year-end.

(4) Matters concerning the accounting standards

(i) Valuation basis and method used for material assets

Securities

Other Securities

Securities with market value:
Stated at market value based on market prices, etc. at the closing date. (Valuation discrepancies are included directly in the capital account, and the selling costs are accounted for using the moving average method.)

Securities without market value:
Stated at cost, based on the moving average method

Derivatives

Derivative: Market value method

Inventories

Namco and its domestic consolidated subsidiaries:
Work in progress related to game software production and others is stated using the specific cost method. Others are mainly stated at cost based on the moving average method.

Overseas consolidated subsidiaries:
Work in progress related to game software production and others is stated using the specific cost method. Others are mainly stated at the lower of cost or market based on the first-in, first-out method

(ii) Depreciation method for material depreciation assets

Tangible fixed assets
Namco and its domestic consolidated subsidiaries use the declining balance method. For structures (excluding attached facilities and equipment) acquired after April 1,1998 and a part of amusement facilities and equipment, however, the straight-line method is applied.

Main useful lives
Amusement facilities and equipment: 3-15 years

Overseas consolidated subsidiaries use the straight-line method.

Main useful lives

Amusement facilities and equipment: 2-7 years

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

Period in which the Company may use software:

Software used for research and development: 3 years
Others: 5 years

As for goodwill, domestic consolidated subsidiaries carry out an equal depreciation over 5 years in accordance with the provisions of the Enforcement Regulations of the Commercial Code. Overseas consolidated subsidiaries are subject to the accounting standards of the applicable countries.

(iii) Accounting standards for material allowances

Allowance for doubtful accounts:

To prepare for potential losses due to bad debts, historical credit loss ratios are used for ordinary receivables. Uncollectible amounts are recorded based on individual consideration of the account's potential for collection of receivables clearly at risk and other specific receivables.

Severance and retirement benefits:

Allowance for severance and retirement benefits are made based on the estimated payment obligation and the pension fund balance at year-end.

The actuarial differential is allocated proportionately based on the average remaining employee work period and is treated as an expense in the following term at the time such difference occurs.

The past service liability is amortized proportionately based on the specified number of years (10 years) within the average remaining employee work period at the time such liability occurs.

Allowance for retirement compensation of officers

Some domestic consolidated subsidiaries provide an allowance for retirement compensation in an amount estimated to be necessary to cover the director's retirement compensation under their internal rules. Because the amount is not material, the allowance is presented in fixed liabilities as "Others."

Additional Information

The allowance for retirement compensation is previously provided in an amount estimated to be necessary to cover the director's retirement compensation at the end of the term under Namco's internal rules. As a

result of reviewing the remuneration of officers as a part of management reforms, the system of director's retirement compensation was abolished on June 26, 2004, the date of the general shareholders' meeting. The amount equivalent to the director's retirement for the period before the date of that general shareholders' meeting is treated in fixed liabilities as "Others" (long-term accounts payable), as it will be paid at their time of retirement.

(iv) Significant hedge accounting method

Hedge accounting method

Deferred hedge accounting is applied. However, interest rate swap transactions that meet the requirements for special factors are subject to application of the special hedging accounting method.

Hedge method and targets

Hedging method:

Forward exchange contract transactions and interest rate swap transactions

Hedging targets:

Monetary claims and receivables in foreign currency, anticipated transactions in foreign currency and interest on loans

Hedging policy:

Foreign exchange contract transactions are used in order to avoid risks arising from fluctuations in the exchange rate of hedging targets in accordance with the internal authority regulations or registration and approval. At the same time, interest rate swap transactions are used in order to avoid risks arising from fluctuations in market interest rates.

Evaluation of the effectiveness of hedges:

The effectiveness of hedge transactions is evaluated based on the market movement of the hedging targets and the method for the period from the commencement of the hedges and the time of evaluation of the effectiveness of the hedges. For the interest rate swap transactions subject to application of the special hedging accounting method, the evaluation of the effectiveness of the hedges is omitted.

(v) Accounting for consumption taxes

Based on net sales exclusive of tax.

(5) Evaluation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are evaluated using whole market value accounting.

(6) Depreciation of consolidated reconciliation account

The consolidated reconciliation account is depreciated in even amounts over 10 years from the date on which the account occurs.

3. Change in Accounting Policies

(1) Evaluation of assets and liabilities of consolidated subsidiaries

The evaluation method of assets and liabilities of consolidated subsidiaries was changed from a partial market evaluation method to an overall market evaluation method. The change was made in light of general trends, reasonableness and practicability, and it has no impact on the consolidated financial statements.

(2) Accounting standards for impairment of fixed assets

Because the Accounting Standards for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council August 9, 2002)) and the Guidance on Corporate Accounting Standards for Impairment of Fixed Assets (Guidance on Corporate Accounting Standards Application No. 6, Oct. 31, 2003) has become available for application starting from the financial statements relating to the business year that ended March 31, 2004. Accordingly, Namco has applied the above standards and guidance, effective from the fiscal year ended March 31, 2005. As a result, the net income before adjustment of taxes is decreased by ¥4 million.

Accumulated loss of impairment is directly deducted from the amount of assets.

4. Consolidated Balance Sheet

(1) Accumulated depreciation of tangible fixed assets: ¥77,720 million

(2) Assets and liabilities pledged:
Assets pledged as collateral are as follows:

Cash and deposits:	¥54 million
Subscribed deposited:	¥51 million
Investment and other assets "Others":	¥12 million
Total	¥117 million

Liabilities corresponding to the above are as follows:

Short-term loan:	¥25 million
Long-term loan:	¥12 million
Total	¥37 million

(3) Liability for guarantee: ¥77 million

5. Consolidated Profit and Loss Statement

Net income per share: ¥83.63

One share of common stock was split into two shares on November 19, 2004.

Net income per share is calculated assuming the stock split was performed at the beginning of the fiscal year.

6. Material subsequent event

Material subsequent event after the closing of accounts are as described in "III. Material Facts concerning Company's Status after the Closing of Accounts."

7. Additional Information

Description on profit and loss statement of assessment of corporate enterprise tax by estimation on the basis of the size of business

¥356 million is reported under selling, general and administrative expenses in accordance with the "Practical Treatment of Presentation of profit and loss statement of Assessments of Corporate Enterprise Tax by Estimation on the Basis of the Size of Business" (Business Accounting Standard Committee (February 13, 2004)) of Practical Processing Report No. 12 with respect to the value added portion and capital portion of corporate enterprise tax as a result of introduction of the assessment by estimation on the basis of the size of business.

NAMCO LIMITED BALANCE SHEET
(As of March 31, 2005)

	(million yen) Amount
ASSETS	
Current assets	
Cash and deposits	22,678
Notes receivable-trade	1,092
Accounts receivable-trade	9,580
Merchandise and finished goods	1,396
Work in progress	15,554
Raw materials	1,307
Stores	867
Advanced payment	155
Prepaid expenses	733
Deferred tax assets-currents	885
Short-term loans in subsidiaries	620
Other current assets	77
Allowance for doubtful receivables	(41)
Total current assets	**54,906**
Fixed Assets	
Tangible fixed assets	
Buildings	1,279
Structures	12
Machinery, and equipment	754
Amusement machines and facilities	16,811
Vehicles and transporters	0
Tools and equipment	669
Land	5,251
Construction in progress	251
Total tangible fixed assets	**25,031**
Intangible fixed assets	
Leasehold Rights	7
Trademark Rights	5
Software	418
Other Intangible fixed assets	1,259
Total intangible fixed assets	**1,690**
Investments and other assets	
Investment in securities	904
Investment in affiliated companies' stocks	16,913
Investment	19
Investment in affiliated companies	200
Long-term loans to affiliated companies	5,702
Subscribed deposit	18,273
Long-term prepaid expenses	534
Deferred tax assets	2,001
Others	752
Allowance for doubtful receivables	(485)
Total investments and other assets	**44,817**
Total fixed assets	**71,540**
Total assets	**126,446**

	(million yen)
	Amount
LIABILITIES	
Current liabilities	
Notes payable-trade	5,940
Accounts payable-trade	4,443
Long-term loans repaid within 1 year	1,660
Accrued amount payable	3,207
Accrued expenses	1,952
Accrued corporate taxes, etc.	3,171
Accrued consumption tax	548
Accrued business office tax	139
Deposits received	321
Deposits payable	402
Unearned revenues	0
Total current liabilities	**21,787**
Fixed liabilities	
Long-term Borrowings	2,178
Long-term accrued amount payable	1,978
Employees' severance and retirement benefits	1,103
Deposit	481
Long-term deposit	550
Total fixed liabilities	**6,292**
Total liabilities	**28,080**
SHAREHOLDER'S EQUITY	
Common stock	**27,369**
Capital surplus	**26,399**
Capital reserve	26,399
Earning surplus	**44,969**
Retained earnings appropriated for legal reserves	1,435
General reserves	35,950
Unappropriated retained earnings at the end of the period	7,584
Other valuation differences of securities	45
Treasury stocks	(416)
Total shareholders' equity	**98,336**
Total liabilities and shareholders' equity	**126,446**

NAMCO LIMITED PROFIT ANS LOSS STATEMENT

(April 1, 2004 through March 31, 2005)

		(million yen)
		Amount
Net Sales		
Sales amount of merchandise and finished goods	51,457	
Amusement facilities income	64,722	
Royalty Income	5,444	121,625
Cost of Sales		
Cost of sales on merchandise and finished goods	32,354	
Cost of amusement facilities income	57,401	
Cost of royalty income	1,241	90,998
Gross Profit		30,626
Selling, general and administrative expenses		19,272
Operating income		**11,354**
Non-operating income		
Interest and dividend received	176	
Exchange income	9	
Miscellaneous income	86	271
Non-operating expenses		
Interest paid	22	
Reversal of allowance for doubtful receivables	174	
Miscellaneous loss	80	277
Operating income		11,348
Extraordinary income		
Gain on sale of investment in securities	301	301
Net income before income taxes		**11,649**
Corporate taxes, inhabitant and enterprise taxes	4,714	
Tax adjustment	(549)	4,164
Net income		**7,484**
Balance brought forward		1,197
Interim cash dividends		1,097
Unappropriated retained earnings		7,584

Notes to Financial Statements

1. All sums are shown in millions of yen, rounded down to the nearest million.

2. Significant Accounting Policies

(1) Valuation basis and method used for assets

Securities

Stock of Affiliated Company:
Stated at cost, based on the moving average method

Other Securities

Securities with market value:
Market value method based on market prices, etc. at fiscal year-end. (Valuation discrepancies are included directly in the capital account, and the selling costs are accounted for using the moving average method.)

Securities without market value:
Stated at cost, based on the moving average method

Valuation basis and method used for derivatives

Derivatives: Market value method

Inventories

Manufactured products and materials:
Stated at cost, based on the moving average method

Work in progress:
Work in progress related to game software production is stated using the specific cost method. Others are stated at cost based on the moving average method.

Supplies: Stated at final purchase price

(2) Depreciation method for tangible fixed assets

Tangible fixed assets are depreciated using the declining balance method. For structures (excluding attached facilities and equipment) acquired after April 1998 and a part of amusement facilities and equipment, however, the straight-line method is applied.

Main useful lives
Amusement facilities and equipment: 3-15 years

(3) Depreciation method for intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

Period in which the Company may use software:

Software used for research and development: 3 years
Others: 5 years

(4) Accounting criteria for allowances

Allowance for doubtful accounts:
To prepare for potential losses due to bad debts, historical credit loss ratios are used for ordinary receivables. Uncollectible amounts are recorded based on individual consideration of the account's potential for collection of receivables clearly at risk and other specific receivables.

Allowance for severance and retirement benefits:
Provision for severance and retirement benefits is made based on the estimated payment obligation and the pension fund balance at year-end.

The actuarial differential is allocated proportionately based on the average remaining employee work period and is treated as an expense in the following term at the time such difference occurs.

The past service liability is amortized proportionately based on the specified number of years (10 years) within the average remaining employee work period at the time such liability occurs.

(5) Significant hedge accounting method

Hedge accounting method
The deferred hedge accountingis applied. However, interest rate swap transactions that meet the requirements for special factors are subject to application of the special hedging accounting method.

Hedge method and targets
Hedging method:
Foreign exchange contract transactions and interest rate swap transactions

Hedging targets:
Monetary claims in foreign currency, anticipated transactions in foreign currency and interest on loans

Hedging policy:
Foreign exchange contract transactions are used in order to avoid risks arising from fluctuations in the exchange rate of hedging targets in accordance with internal authority regulations or registration and approval. At the same time, interest rate swap transactions are used in order to avoid risks arising from

fluctuations in market interest rates.

Evaluation of the effectiveness of hedges:

The effectiveness of hedge transactions is evaluated based on the market movement of the hedging targets and the method for the period from the commencement of the hedges and the time of evaluation of effectiveness of the hedges. For the interest rate swap transactions subject to application of the special hedging accounting method, the evaluation of effectiveness of the hedges is omitted.

(6) Accounting for consumption taxes and local taxes

Based on net sales exclusive of tax.

3. Change in Accounting Policies

Because the Accounting Standards for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council August 9, 2002)) and the Guidance on Corporate Accounting Standards for Impairment of Fixed Assets (Guidance on Corporate Accounting Standards Application No. 6, Oct. 31, 2003) has become available for application starting from the financial statements relating to the business year that ended March 31, 2004. Accordingly, Namco has applied the above standards and guidance, effective from the fiscal year ended March 31, 2005. But this did not affect profit.

4. Balance Sheet

(1) Monetary claims and liabilities with respect to affiliated companies

Short-term monetary claims on affiliated companies:	¥1,274 million
Long-term monetary claims on affiliated companies:	¥5,702 million
Short-term monetary obligations to affiliated companies:	¥437 million
Long-term monetary obligations to affiliated companies:	¥20 million

(2) Accumulated depreciation of tangible fixed assets: ¥52,983 million

(3) Liability for guarantee: ¥2,336 million

(4) Net assets increased by adding market value in the balance sheet as specified under Article 124, Item 3 of the Enforcement Regulations of the Commercial Code: ¥45 million

5. Profit and Loss Statement

(1) Trading volume with affiliated companies

Net Sales: ¥4,757 million

Amount of purchase:	¥3,510 million
Selling and administrative expense:	¥334 million
Trading volume other than business transaction:	¥205 million

(2) Net income per share: ¥65.91

One share of common stock was split into two shares on November 19, 2004.

Net income per share is calculated assuming the stock split was performed at the beginning of the fiscal year.

6. Additional Information

(1) Allowance for directors' retirement compensation

The allowance for retirement compensation is previously provided in an estimated amount necessary to cover the director's retirement compensation at the end of the term under Namco's internal rules. As a result of reviewing remuneration of officers as a part of management reforms, the system of director's retirement compensation was abolished on June 26, 2004, the date of the general shareholders' meeting. The amount equivalent to the director's retirement compensation for the period before the date of that general shareholders' meeting is treated as long-term accounts payable as it will be paid at their time of retirement.

(2) Presentation of profit and loss statement of assessment of corporate enterprise tax by estimation on the basis of the size of business

¥356 million is reported under selling, general and administrative expenses in accordance with the "Practical Treatment of Presentation of profit and loss statement of Assessments of Corporate Enterprise Tax by Estimation on the Basis of the Size of Business" (Business Accounting Standard Committee (February 13, 2004)) of Practical Processing Report No. 12 with respect to the value added portion and capital portion of corporate enterprise tax as a result of introduction of the assessment by estimation on the basis of the size of business.

[TRANSLATION]

ARTICLES OF INCORPORATION OF NAMCO BANDAI HOLDINGS INC.

CHAPTER I. GENERAL PROVISIONS

(Corporate Name)
Article 1

The name of the Company shall be Kabushiki Kaisha Bandai Namco Holdings.

2. In English, the Company shall be NAMCO BANDAI Holdings Inc.

(Purposes)
Article 2

The purposes of the Company shall be to control and manage the business activities of companies that engage in the following businesses by owning the shares of stock of such companies:

(1) Planning, design, manufacture sale, export, and import of toys and play equipment;
(2) Planning, manufacture and sale of software;
(3) Planning and development, manufacture and sale of computer software for games;
(4) Planning, design, production, sale, export, import and leasing of electronic devices and equipment, and electronic technology application robots and microcomputers;
(5) Planning, manufacture and sale of educational devices;
(6) Provision and sale of software using communication lines;
(7) Information and communications services and information provision services;
(8) Design, production, sale, export, import and lease of amusement machines;
(9) Planning, design, production, sale, export, import, management, leasing and contracting for engineering work of amusement facilities;
(10) Management of facilities with amusement machines;
(11) Planning, production, sale, export, import and leasing of products related to film and music, such as video software, CDs, DVDs, etc.;
(12) Planning, production, performance and sale of shows such as movies, plays, theatrical entertainment, music, etc., and management of theaters;
(13) Management of movie theaters and distribution outlets of film and music related products;
(14) Telecommunications business under the Telecommunications Business Law, general broadcasting business under the Broadcast Law and cable television broadcasting business under the Cable Television Broadcast Law;

(15) Planning, manufacture, and sale of various types of confectioneries, beverages, teas, and other food and the guidance of manufacture;
(16) Management of, and management guidance of, restaurants;
(17) Planning, manufacture and sale of books, magazines and other printed materials;
(18) Planning, manufacture sale, export and import of furniture, stationery, office equipment and daily necessities and miscellaneous goods;
(19) Planning, manufacture and sale of footwear and watches;
(20) Planning, manufacture and sale of textile products for dressmaking, sports products and accessories;
(21) Planning, manufacture and sale of medicine, quasi-medicine, medical devices and cosmetics;
(22) Planning, manufacture and sale of electric equipment, components and automobile parts;
(23) Planning, manufacture, sale, installation, leasing, management and brokerage of vending machines;
(24) Planning, design, production, sale, export, import, management and leasing of athletic facilities;
(25) Creation of plans for home-care through a designated home-care support business as provided for in the Nursing Care Insurance Law;
(26) Visiting care, visiting and bathing care, day care, short-term in-house care, lease of welfare equipment, cohabitation care for persons afflicted with dementia and care for persons in specified care facilities through a designated home servicing business as provided for in the Nursing Care Insurance Law;
(27) Ownership, lease, sale and purchase, exchange and management of real estate, and acting as an agent and intermediary thereof;
(28) Appraisal and brokerage of real estate;
(29) Non life insurance agency business and life insurance soliciting business;
(30) Operation of training schools for entertainers and film engineers;
(31) Management of entertainment production;
(32) Dispatch and management of film engineers;
(33) Collection, transfer, recycling and disposal service for general and industrial wastes;
(34) Manufacture and sale of equipment used for disposal of general and industrial wastes;
(35) Planning, design, production, sale, export and import of advertising products and facilities, and advertising agency business;
(36) General construction, design, supervision and contracting for construction of building equipment, civil engineering and landscaping incidental to general construction;
(37) Acquisition, licensing and trading of industrial property rights, such as patent, utility model rights, design rights, trademarks and copyrights;
(38) Sale and purchase of antiques and consignment of sale and purchase thereof; and
(39) All businesses incidental or related to any of the preceding items.

2. The purposes of the Company shall be to engage in all the businesses described in each of the items in the preceding paragraph.

(Location of Head Office)
Article 3
The Company shall have its head office located in Minato-ku, Tokyo.

(Method of Public Notice)
Article 4
All public notices made by the Company shall be given on its website. Provided, however, that if the Company is unable to give a public notice on its website due to accidents or other compelling reasons, the Company shall give public notice in the Nihon Keizai Shinbun.

CHAPTER II. SHARES

(Total Number of Shares Authorized to be Issued)
Article 5

The total number of shares authorized to be issued by the Company shall be one billion (1,000,000,000) shares. Provided, however, that if any number of shares are cancelled, such number shall be deducted accordingly from the relevant number of shares authorized to be issued.

(Acquisition of Own Shares)
Article 6

The Company may purchase its own shares by resolution of the Board of Directors pursuant to the provisions of Article 211-3 Paragraph 1 Item 2 of the Commercial Code.

(Number of Shares Constituting One Unit (*Tangen*) of Shares and Non-issuance of Share Certificates Representing Less than One Unit)
Article 7

The number of shares constituting one (1) unit (*Tangen*) of shares of the Company shall be one hundred (100).

2. The Company shall not issue share certificates representing shares constituting less than one unit (hereinafter referred to as "Shares Less Than One Unit").

(Additional Share Purchase System for Holders of Shares Less Than One Unit)
Article 8

A holder of Shares Less Than One Unit (including the beneficial shareholder thereof) may request that the Company sell to such holder such number of additional shares that would, together with the Shares Less Than One Unit held by such holder, constitute one unit (*Tangen*) of shares pursuant to the provisions of the Share Handling Regulations.

(Share Handling Regulations)
Article 9

In addition to the matters provided for by laws and regulations or in these Articles of Incorporation, denominations of share certificates, registration of transfers of shares, purchase of Shares Less Than One Unit by the Company, additional share purchases by holders of Shares Less Than One Unit and other matters for handling of shares and handling fees shall be governed by the Share Handling Regulations established by the Board of Directors.

(Transfer Agent)
Article 10

The Company shall appoint a transfer agent or agents with respect to its shares.

2. The designation of a transfer agent and its handling office shall be made by resolution of the Board of Directors, and public notice of such designation shall be given.

3. The register of shareholders (including the beneficial shareholders thereof, and the register of lost share certificates of the Company, shall be kept at the handling office of the transfer agent. Registration of transfers of shares, listing and recording in the register of beneficial shareholders, purchase of Shares Less Than One Units by the Company and additional share purchase by holders of Shares Less Than One Unit and other business regarding shares shall be handled by the transfer agent and not the Company.

(Record Date)
Article 11

The shareholders, whose names are listed or recorded in the final register of shareholders as of the last day of every business year, shall be those who are entitled to exercise their rights at the ordinary general meeting of shareholders pertaining to the said business year.

2. In addition to the case prescribed in the immediately preceding paragraph, if it is necessary for determination of the persons who are entitled to exercise their rights as the shareholders or the registered pledgees, the Company may determine, through a resolution of the Board of Directors, a certain record date to presume that the shareholders or registered pledgees listed or recorded in the final register of shareholders as of the record date are those who are entitled to exercise their rights on a certain date within three (3) months following the record date, by giving a public notice, at least two (2) weeks prior to the record date.

(Registration of Shareholders)
Article 12

Shareholders, registered pledgees, or their legal representatives, shall notify the transfer agent of their names, addresses and seal impressions in the form prescribed by the Company. Provided, however, that foreign nationals who are accustomed to signing may use their specimen signatures instead of seal impressions.

2. In case the person set forth in the preceding paragraph is a resident overseas, they shall select a place or an agent to receive the notice in Japan and notify the transfer agent thereof.

3. The transfer agent shall likewise be notified of any changes in the matters prescribed in the preceding two (2) paragraphs.

(Convocation)
Article 13

Ordinary general meetings of the shareholders of the Company shall be convened within three (3) months from the day following the account settlement date, and extraordinary general meetings of the shareholders shall be convened whenever necessary.

(Location of Convocation)
Article 14

General meetings of shareholders can be convened at the head office of the Company or at a place adjacent to such head office, or at such other place within each ward of Tokyo.

(Person Authorized to Convene)
Article 15

Unless otherwise provided by laws and regulations, general meetings of shareholders shall be convened by the President and Director of the Company pursuant to a resolution of the Board of Directors, and the President and Director of the Company shall preside as a chairman.

2. If the President and Director is unable to convene or preside at a general meeting of shareholders, another director, in accordance with the order previously determined by the Board of Directors, shall convene and preside at a general meeting.

(Method of Adopting Resolution)
Article 16

Unless otherwise provided by laws and regulations or in these Articles of Incorporation, resolutions of general meetings of shareholders shall be adopted by a majority of the total number of voting rights held by the shareholders present.

2. Special resolutions provided in Article 343 of the Commercial Code shall be adopted by two-thirds (2/3) or more of the total number of voting rights held by the shareholders present at a general meeting of shareholders at which shareholders who hold one-third (1/3) or more of the total number of voting rights of all shareholders are present.

(Exercise of Voting Rights by Proxies)
Article 17

A shareholder may exercise his/her voting rights by way of a proxy who shall also be a shareholder of the Company who is entitled to exercise voting rights. In such case, the shareholder shall submit a document evidencing the power of proxy at each general meeting.

(Minutes)
Article 18.

The summary of the proceedings of general meetings of shareholders and the results thereof shall be entered or recorded in the minutes, and the chairman and the directors present thereat shall affix their names and seal impressions or signatures, or otherwise electronically sign thereon.

(Number of Directors)
Article 19

The number of directors shall not exceed twelve (12). At least two (2) directors shall be outside directors as provided in Article 188 Paragraph 2 Item 7-2 of the Commercial Code (hereinafter referred to as "Outside Director").

(Election of Directors)
Article 20

Directors shall be elected at a general meeting of shareholders.

2. Resolutions for electing directors shall be adopted by a majority of the total number of voting rights held by the shareholders present at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of the total number of voting rights of all shareholders are present.

3. No cumulative voting shall be used for the election of directors.

(Term of Office)
Article 21

The term of office of a director shall expire at the close of the ordinary general meeting of shareholders pertaining to the last account settlement occurring within one (1) year after his/her assumption of office.

2. The term of office of a director elected to fill a vacancy or elected due to increase in the number of directors shall be concurrent with the remaining term of office of the other directors in office at the time of his/her election.

(Representative Director)
Article 22

A Representative Director shall be elected among directors by a resolution of the Board of Directors.

(Directors with Specific Titles)
Article 23

One (1) Director Chairman and one (1) President and Director shall be elected by a resolution of the Board of Directors. If necessary, the Board of Directors may elect a few Director Vice- Chairman(s), Director Vice-President(s), Senior Managing Director(s), and Managing Director(s).

(Person Authorized to Convene Meetings of the Board of Directors and Person to Preside at Meetings thereof)
Article 24

Unless otherwise provided by laws and regulations, the President and Director shall convene meetings of the Board of Directors and preside as a chairman at such meetings.

2. If the President and Director is unable to convene or preside at meetings of the Board of Directors, another director, in accordance with the order previously determined by the Board of Directors, shall convene or preside at the meeting.

(Convocation Notice for Meetings of Board of Directors)
Article 25

Notice convening a meeting of the Board of Directors shall be dispatched to each director and corporate auditor at least three (3) days prior to the date of such meeting. Provided, however, that in case of emergency, this period may be shortened.

2. The convocation procedure set forth in the preceding paragraph may be waived with the unanimous consent of all the directors and corporate auditors.

(Method of Adopting Resolution of Meetings of Board of Directors)
Article 26

Resolutions of a meeting of the Board of Directors shall be adopted by the vote of a majority of the directors present at a meeting of the Board of Directors at which a majority of the directors are present.

(Minutes of Meetings of Board of Directors)
Article 27

The summary of the proceedings of meetings of Board of Directors and the results thereof shall be entered or recorded in the minutes, and the chairman and the directors present thereat shall affix their names and seal impressions or signatures, or otherwise electronically sign thereon.

(Regulations of the Board of Directors)
Article 28

Unless otherwise provided by laws and regulations or in these Articles of Incorporation, matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.

(Remuneration of Directors)
Article 29

The remuneration of directors shall be determined by a resolution adopted at a general meeting of shareholders.

(Liability Limitation Agreement with Outside Directors)
Article 30

The Company may enter into an agreement in advance, with any Outside Director, to limit the liability for and damages caused by his/her actions as prescribed in Article 266 Paragraph 1 Item 5 of the Commercial Code if Outside Director was acting in good faith and was not grossly negligent in performing his/her duties. Provided, however, that the maximum amount of liability based on this agreement shall be the aggregate sum of the amount prescribed in each item of Article 266 Paragraph 19 of the Commercial Code.

CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

(Number of Corporate Auditors)
Article 31

The number of corporate auditors shall not exceed four (4).

(Election of Corporate Auditors)
Article 32

The corporate auditors shall be elected at a general meeting of shareholders. Provided, however, that no proposal regarding election of corporate auditors may be submitted to a general meeting of shareholders without the consent of the Board of Corporate Auditors.

2. A resolution for electing corporate auditors shall be adopted by a majority of the total number of voting rights held by the shareholders present at a general meeting at which shareholders holding one-third (1/3) or more of the total number of voting rights of all shareholders are present.

(Term of Office)
Article 33

The term of office of a corporate auditor shall expire at the close of the ordinary general meeting of shareholders pertaining to the last account settlement occurring within four (4) years after his/her assumption of office.

2. The term of office of a corporate auditor elected to fill a vacancy shall be concurrent with the remaining term of office of the resigning corporate auditor.

(Supplemental Corporate Auditor)
Article 34

A supplemental corporate auditor may be elected at ordinary general meetings of shareholders in advance, so as to prepare for a situation in which the number of corporate auditors becomes less than the number of corporate auditors provided for in laws and regulations or in these Articles of Incorporation

2. In the case a supplemental corporate auditor elected as provided for in the preceding paragraph enters office, the term of his/her office shall be subject to the provisions in Paragraph 2 of the preceding Article.

3. The effect of the advance election provided for in Paragraph 1 shall expire at the close of the first ordinary general meeting of shareholders following the supplemental corporate auditor's assumption of office.

(Standing Corporate Auditor)
Article 35

Corporate auditors shall elect a standing corporate auditor by mutual election.

(Person Authorized to Convene Meetings of Board of Corporate Auditors)
Article 36

A meeting of the Board of Corporate Auditors may be convened by any corporate auditor.

(Convocation Notice for Meetings of Board of Corporate Auditors)
Article 37

Notice convening a meeting of the Board of Corporate Auditors shall be dispatched to each corporate auditor at least three (3) days prior to the date of such meeting. Provided, however, that in case of emergency, this period may be shortened.

2. The convocation procedure set forth in the preceding paragraph may be waived with the unanimous consent of all the corporate auditors.

(Person to Preside at Meetings of Board of Corporate Auditors)
Article 38

The standing corporate auditor shall preside as chairman at meetings of the Board of Corporate Auditors. In case there is more than one standing corporate auditor, such corporate auditors shall elect a chairman in advance by mutual election.

2. If the chairman is unable to preside at a meeting, another corporate auditor, in accordance with the order previously determined by the Board of Corporate Auditors, shall preside at the meeting.

(Method of Adopting Resolution of Meetings of Board of Corporate Auditors)
Article 39

Unless otherwise provided by laws and regulations, resolutions of meetings of the Board of Corporate Auditors shall be adopted by a majority of the votes held by all the corporate auditors at a meeting of the Board of Corporate Auditors, at which a majority of all the corporate auditors are present.

(Minutes of Meetings of Board of Corporate Auditors)
Article 40

The summary of the proceedings of meetings of Board of Corporate Auditors and the results thereof shall be entered or recorded in the minutes, and the corporate auditors present thereat shall affix their names and seal impressions or signatures, or otherwise electronically sign thereon.

(Regulations of the Board of Corporate Auditors)
Article 41

Unless otherwise provided by laws and regulations or in these Articles of Incorporation, matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.

(Remuneration of Corporate Auditors)
Article 42

The remuneration of corporate auditors shall be determined by a resolution adopted at a general meeting of shareholders.

(Business Year)
Article 43

The business year of the Company shall be from the first day of April each year to the last day of March the following year, and the last day of the business year shall be the account settlement date.

(Dividends)
Article 44

Dividends of the Company shall be paid to the shareholders or registered pledgees listed or recorded in the final register of shareholders as of each account settlement date.

(Interim Dividends)
Article 45

The Company may, by a resolution of the Board of Directors, make a distribution of interim dividends (a distribution of cash as provided for in Article 293-5 of the Commercial Code, the same hereinafter) to shareholders or registered pledgees listed or recorded in the final register of shareholders as of the 30th of September of each year.

(Dividend Expiration Period)
Article 46

In cases where dividends or interim dividends are not received even after the lapse of three (3) years from the date on which they first became payable, the Company shall be relieved of the obligation to pay the same.

2. Dividends and interim dividends shall not yield interest.

SUPPLEMENTARY PROVISIONS

(Shares to be Issued upon Incorporation)
Article 1

The Company shall be incorporated by means of a statutory share exchange as provided in Article 364 of the Commercial Code.

2. The total number of shares to be issued upon incorporation of the Company shall be two hundred fifty eight million, two hundred ninety six thousand and eight hundred eighty-two (258,296,882) common shares.

(Initial Term of Office)
Article 2

Notwithstanding the provision of Article 33 Paragraph 1, the terms of office of the initial corporate auditors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last account settlement occurring within one (1) year after their assumption of office.

(First Business Year)
Article 3

The first business year of the Company shall be from the 29th of September, 2005 until the 31st of March, 2006.

Proposal No. 3 Election of Twelve (12) Directors

Since the terms of office of the twelve (12) Directors of the Company will expire as of the close of this meeting, the Company asks for the election of twelve (12) new Directors. The candidates for the Directors are as follows:

Candidate No.	Name (Date of Birth)	Biographical data and representation of other companies		Number of shares of the Company owned
1.	Takeo Takasu (June 24, 1945)	Apr. 1968: Oct. 1993: Apr. 1996: Jun. 1997: Mar. 1999:	Joined The Sanwa Bank Ltd. (current UFJ Bank Limited) General Manager, Los Angeles Branch, The Sanwa Bank Ltd. Joined the Company as General Manager, Planning Office Managing Director President and Representative Director (current position)	31,100 Shares
2.	Kazunori Ueno (September 16, 1953)	Apr. 1977 - Apr. 1991 - Jun. 1999 - Jun. 2001 - Apr. 2003 - Apr. 2004 -	Joined the Company General Manager, Candy Toy / Vending Machine Business Department Executive Officer and Deputy General Manager, Life-styles Division, and Chief of the Business Strategy Office, Life-styles Division Director in charge of the Toy Business Projects and General Manager, Character Toy Business Department Managing Director and President, Toys & Hobby Company and Chief Gundam Officer (CGO) Managing Director, Toys & Hobby Group Leader, Chief Gundam Officer (CGO) and President, Toys & Hobby Company (current position)	1,700 Shares
3.	Masaatsu Hayakawa (March 21, 1943)	Apr. 1966 - Jun. 1992 - Mar. 1994 - Jun. 1994 - Oct. 1998 -	Joined the Company Director and General Manager, Business Administration Office Representative Director and President, Banalex Corporation Retired from the office of Director of the Company Standing Corporate Auditor of the	31,200 Shares

			Company	
		Jun. 1999 -	Retired from the office of Standing Corporate Auditor of the Company	
		Jun. 1999 -	Managing Director of the Company	
		Apr. 2002 -	Senior Managing Director (current position)	
4.	Shin Unozawa (September 27, 1957)	Apr. 1981 -	Joined the Company	4,600 Shares
		Oct. 1992 -	Director of Bandai Visual Co., Ltd.	
		Apr. 1995 -	General Manager, The Pippin Project, Development Division	
		Jan. 1996 -	Director, Bandai Digital Entertainment Corporation	
		Jan. 1998 -	General Manager, The Digital Engine Project	
		Apr. 2001 -	Executive Officer and General Manager, Video Game Department	
		Jun. 2002 -	Director and General Manager, Video Game Department	
		Jun. 2004 -	Managing Director, Game Software Group Leader and President, Video Game Company (current position)	
5.	Makoto Shibasaki (December 22, 1957)	Apr. 1981 -	Joined the Company	2,600 Shares
		Jun. 1997 -	Director and General Manager, Life Entertainment Division	
		Jun. 1999 -	Retired from the office of Director of the Company	
		Jun. 2000 -	Director and General Manager, Media Management Department	
		Jun. 2003 -	Retired from the office of Director of the Company	
		Jun. 2003 -	Managing Director, Tohato Inc. (current position)	
6.	Ryohei Tsunoda (March 12, 1951)	Apr. 1973 -	Joined the Company	23,500 Shares
		Apr. 1991 -	General Manager, Character Goods Management Department, Character Goods Division	
		Jun. 1995 -	Director and Deputy General Manager, Development Division and General Manager, Media Department	
		May 1999 -	Representative Director and President, Bandai Visual Co., Ltd.	
		Jun. 1999 -	Retired from the office of Director of the Company	
		Jun. 2003 -	Representative Director and Senior Vice President (current position)	

7.	Junji Senda (December 21, 1949)	Apr. 1972 - Joined the Company Apr. 1989 - General Manager, Boys Toy Department Apr. 2000 - Executive Officer and General Manager, Candy Toy Business Department Jun. 2003 - Director in charge of Group Development Projects and General Manager, New Business Office Jul. 2004 - Director in charge of Alliances (current position)	4,500 Shares
8.	Takeichi Hongo (January 11, 1955)	Apr. 1976 - Joined the Company Apr. 1998 - General Manager, Toy Department #1 Apr. 2002 - Executive Officer and General Manager, Character Toy Business Department Jun. 2003 - Director in charge of the Group Production Projects and General Manager, Character Toy Business Department Apr. 2004 - Director in charge of the Group Development and Production Projects and Chief "Tamagotchi" Officer (CTO) (current position)	3,100 Shares
9.	Mitsuaki Taguchi (June 16, 1958)	Apr. 1982 - Joined the Company Apr. 1999 - General Manager, Home Products Department, Life-styles Division Apr. 2000 - Executive Officer and General Manager, Vending Machine Business Department Jun. 2003 - Director and President, Life Company and General Manager, Life Department Jul. 2004 - Director, Life-style Group Leader, President, Life-style Company and Chief of the Incubation Center (current position)	1,200Shares
10.	Kouichi Honda (January 16, 1960)	Apr. 1982 - Joined the Company Apr. 1999 - General Manager, Home Products Department, Life-styles Divison Apr. 2003 - Executive Officer in charge of the Group Administration Projects, Construction of the New Head Office Building and General Manager, Human Resources Strategy Office	3,700 Shares

		Jun. 2003 - Apr. 2004 -	Director in charge of the Group Administration Projects, Construction of the New Head Office Building and General Manager, Human Resources Strategy Office Director in charge of the Group Administration Projects and Chief of the Shared Service Center (current position)	
11.	Mari Matsunaga (Novermber 13, 1954)	Apr. 1997 - Jul. 1986 - Jul. 1998 - Jul. 1997 - Apr. 2000 - Jun. 2002 -	Joined Japan Recruit Center (currently called Recruit Co., Ltd.) Chief Editor, "Shushoku Journal" in the above company Chief Editor, "Travaile" in the above company Joined NTT Docomo, Inc., Chief of the Planning Office of the Gateway Business Department Established Matsunaga Mari Office Director of the Company (current position)	300 Shares
12.	Kazuo Ichijo (October 13, 1958)	Apr. 1987 - Apr. 1988 - Oct. 1993 - Apr. 2001 - Jun. 2001 - Mar. 2005 -	Fellow of the Japan Society for the Promotion of Science in Education Ministry (currently called Ministry of Education, Culture, Sports, Science and Technology) Full-time Instructor in the Faculty of Social Sciences, Hitotsubashi University Assistant Professor in the Faculty of Social Sciences, Hitotsubashi University Professor in the Graduate School of Social Sciences, Hitotsubashi University (current position) Outside Corporate Auditor, Information Services International-Dentsu, Ltd. (current position) Outside Director, Shimano, Inc. (current position)	0 Shares

(Note)

1. Both Ms. Mari Matsunaga and Mr. Kazuo Ichijo are qualified as Outside Directors as provided in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.
2. There is a consulting agreement between Mr. Kazuo Ichijo and the Company concerning

education and training.

3. No special interest exists between other candidates and the Company.

Proposal No. 4 Election of One (1) Corporate Auditor

Because Mr. Shinya Takagi, the Corporate Auditor of the Company, is to resign his office due to the expiration of his term as of the close of this meeting, the Company asks for the election of one (1) new Corporate Auditor. This Proposal has already been approved by the Board of Corporate Auditors.

The candidate for the Corporate Auditor is as follows:

Name (Date of Birth)	Biographical Data and Positions as Representatives of Other Companies		Number of Shares of the Company Owned
Katsuhiko Koutari (January 19, 1960)	October, 1981 -	Joined Peat Marwick and Michel Accounting Office	0 Shares
	August 1988 -	Joined Chuo Shinko Auditing Firm (currently called Chuo Aoyama Auditing Firm) to present	

(Note)

1. No special interest exists between the candidate and the Company.
2. Mr. Katsuhiko Koutari is a candidate for Outside Corporate Auditor as provided in Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of *Kabushiki-Kaisha* (Joint-Stock Company)".

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements". To the extent that statements in this press release do not relate strictly to historical or current facts, they may constitute forward-looking statements. Examples of such statements include the estimated financial information presented in this press release. These forward-looking statements are based upon our current assumptions and beliefs in the light of the information currently available to us, but involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause our actual actions or results to differ materially from those discussed in or implied by the forward-looking statements. Important risks, uncertainties and other factors that may cause our actual results to differ materially from our expectations include, without limitation, general economic conditions and trends in our markets, competition in our markets, the effect of foreign exchange fluctuations on our results of operations, levels of personal consumption in our markets, the level of continuing demand for, and timing of sales of, our existing products, our ability to launch innovative products and otherwise meet the requirements of our customers, the effect of prevailing interest rates and the effects of taxes and changes in taxation or other laws and regulations affecting us. We undertake no obligation to publicly update any forward-looking statements after the date hereof, except as required by the rules of the Tokyo Stock Exchange or as otherwise indicated herein.

FILE NO. 82-3919

(Translation)

June 23, 2005

To the Shareholders:

NOTICE OF THE RESOLUTIONS OF
THE FIFTY-SEVENTH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 57th Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Sincerely yours,

Kazunori Ueno,
President and Representative Director

Bandai Co., Ltd.
4-8, Komagata 1-chome, Taito-ku, Tokyo

Description

Reports:

1. Report on the Contents of the Consolidated Balance Sheet as of March 31, 2005, the Annual Business Report and the Consolidated Profit and Loss Statement for the Fifty-Seventh Fiscal Year (from April 1, 2004 to March 31, 2005) and the Results of the Auditing of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors
2. Report on the Contents of the Balance Sheet as of March 31, 2005 and the Profit and Loss Statement for the Fifty-Seventh Fiscal Year (from April 1, 2004 to March 31, 2005)

The particulars of the above financial documents were reported to the meeting.

Proposals:

Proposal No. 1: Approval of the Plan for Appropriation of Profits for the Fifty-Seventh Fiscal Year (from April 1, 2004 to March 31, 2005)

The proposal was approved and adopted as proposed. The dividend was determined as ¥22.50 per share.

Proposal No. 2: Incorporation of a 100% Parent Company by Means of a Statutory Share Exchange (*Kabushiki-Iten*)

The proposal was approved and adopted as proposed that the Company and NAMCO LIMITED should jointly incorporate "NAMCO BANDAI Holdings Inc.", which will become the 100% parent company of the Company, by means of a share exchange (*kabushiki-iten*) as provided for in Article 364 of the Commercial Code.

Proposal No. 3: Election of Twelve (12) Directors.

The proposal was approved and adopted as proposed. Messrs. Takeo Takasu, Kazunori Ueno, Masaatsu Hayakawa, Shin Unozawa, Makoto Shibasaki, Ryohei Tsunoda, Junji Senda, Takeichi Hongo, Mitsuaki Taguchi, Kouichi Honda, Mari Matsunaga and Kazuo Ichijo were elected as Directors and assumed office.

Both Ms. Mari Matsunaga and Mr. Kazuo Ichijo are Outside Directors as provided in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

Proposal No. 4: Election of One (1) Corporate Auditor.

The proposal was approved and adopted as proposed. Mr. Katsuhiko Koutari was elected as Corporate Auditor and assumed office.

Mr. Katsuhiko Koutari is Outside Corporate Auditor as provided in Article 18,

Paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of *Kabushiki-Kaisha* (Joint-Stock Company)".

- END -

At the meeting of the Board of Directors held after the close of this Ordinary General Meeting of Shareholders, the following Representative Directors and Directors with specific titles were appointed and assumed office:

Chairman and Representative Director:	Takeo Takasu
President and Representative Director:	Kazunori Ueno
Senior Managing Director:	Masaatsu Hayakawa
Managing Director:	Shin Unozawa
Managing Director:	Makoto Shibasaki

After the close of this Ordinary General Meeting of Shareholders, Messrs. Susumu Yamada and Katsuhiko Koutari were appointed as Standing Corporate Auditors by the Corporate Auditors from among their member and assumed office.

- END -